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EXHIBIT 99.1

Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated February 26, 2015

SUNCOR ENERGY INC.

MANAGEMENT PROXY CIRCULAR

Notice of 2015 Annual General Meeting
To be held on April 30, 2015

CONTENTS
1	Invitation to Shareholders
2	About this Management Proxy Circular

3	Voting and Proxies: Questions and Answers

6	Business of the Meeting
6	Financial Statements
6	Election of Directors
14	Appointment of Auditors
15	Confirmation of Amendments to By-Law No.1
16	Confirmation of Amended and Restated By-Law No. 2
17	Advisory Vote on Approach to Executive Compensation

18	Board of Directors Compensation

25	Executive Compensation
25	Letter to Shareholders
28	Compensation Discussion and Analysis
54	Compensation Disclosure of Named Executive Officers
60	Termination Agreements and Change of Control Arrangements

62	Indebtedness of Directors, Executive Officers and Senior Officers

62	Summary of Incentive Plans

67	Claw Back Policy

67	Directors' and Officers' Insurance

68	Corporate Governance

68	Additional Information

69	Advisories

A-1	Schedule A: By-Law No. 1

B-1	Schedule B: Amended and Restated By-Law No. 2

C-1	Schedule C: Directors' Outstanding Option-Based Awards

D-1	Schedule D: Named Executive Officers' Outstanding Option-Based Awards and Grant Date Fair Values for Share-Based Awards

E-1	Schedule E: Corporate Governance Summary

F-1	Schedule F: Position Description for Independent Board Chair

G-1	Schedule G: Director Independence Policy and Criteria

H-1	Schedule H: Board Terms of Reference

NOTICE OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF SUNCOR ENERGY INC.

The annual general meeting of shareholders of Suncor Energy Inc. (the "Corporation") will be held on April 30, 2015, in the Spectrum Ballroom at Hotel Arts, 119 – 12th Avenue S.W., Calgary, Alberta, at 10:30 a.m. Mountain Daylight Time ("MDT").

The meeting will have the following purposes:

•
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2014 together with the auditors' report thereon;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint auditors of the Corporation to hold office until the close of the next annual meeting;

•
to vote on a resolution to confirm amendments to the Corporation's By-Law No. 1;

•
to vote on a resolution to confirm the Corporation's Amended and Restated By-Law No. 2;

•
to consider and, if deemed fit, approve an advisory resolution on the Corporation's approach to executive compensation; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies are provided on pages 3 to 5 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, at any time prior to 10:30 a.m. MDT on April 28, 2015.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.

Shareholders registered at the close of business on March 4, 2015 will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Janice B. Odegaard
Senior Vice President, General Counsel and Corporate Secretary
February 26, 2015
Calgary, Alberta

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the board of directors (the "Board"), management and employees of Suncor Energy Inc. (the "Corporation"), we invite you to attend our annual general meeting of shareholders on April 30, 2015, to be held in the Spectrum Ballroom at Hotel Arts, 119 – 12th Avenue S.W., Calgary, Alberta, at 10:30 a.m. Mountain Daylight Time.

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting of Shareholders of Suncor Energy Inc. and accompanying management proxy circular. The contents of this management proxy circular have been approved by the Board.

Your participation at this meeting is very important to us. We encourage you to vote by following the instructions in the form of proxy or voting instruction form provided to you. Following the formal portion of the meeting, management will review the Corporation's operational and financial performance during 2014 and provide an outlook on priorities for 2015 and beyond. You will also have an opportunity to ask questions and to meet the directors and executives.

Many of our public documents, including our 2014 Annual Report, are available in the Investor Centre on our web site located at www.suncor.com. We encourage you to visit our web site during the year for information about the Corporation, including news releases and investor presentations. To ensure you receive all the latest news on the Corporation, including the speeches of senior executives, you can use the 'Email Alerts' subscribe feature on the Corporation's web site. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

We look forward to seeing you at the meeting.

Yours sincerely,

James W. Simpson Chair of the Board	Steven W. Williams President and Chief Executive Officer

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    1

ABOUT THIS MANAGEMENT PROXY CIRCULAR

You are invited to attend the annual general meeting of shareholders of Suncor Energy Inc. to be held in the Spectrum Ballroom at Hotel Arts, 119 – 12th Avenue S.W., Calgary, Alberta, on April 30, 2015, at 10:30 a.m. Mountain Daylight Time ("MDT") for the purposes indicated in the Notice of Annual General Meeting.

Suncor's management proxy circular includes important information regarding the matters to be acted upon at the annual general meeting, and our compensation practices for and compensation of the board of directors of Suncor (the "Board" or "Board of Directors") and Suncor's Named Executive Officers (as defined on page 28) for the year ended December 31, 2014.

This management proxy circular is dated February 26, 2015, and all information contained in this management proxy circular is given as of such date, unless stated otherwise.

In this management proxy circular, references to "Suncor", the "Corporation", the "company", "our" or "we" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context otherwise requires.

Forward-Looking Information and Risks

This management proxy circular contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in Suncor's Annual Information Form for the year ended December 31, 2014 (the "AIF"), Suncor's Management's Discussion and Analysis for the year ended December 31, 2014 (the "MD&A"), and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the "Advisories" section of this management proxy circular for information on the material risk factors and assumptions underlying our forward-looking information.

The company's financial and operational performance is potentially affected by a number of factors, including but not limited to, the factors described in the "Advisories" section of this management proxy circular.

 Non-GAAP Financial Measures

Certain financial measures in this management proxy circular – namely operating earnings, cash flow from operations ("CFOPS"), return on capital employed ("ROCE") and Oil Sands cash operating costs – are not prescribed by generally accepted accounting principles ("GAAP"). Refer to the "Advisories" section of this management proxy circular. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other	companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

 Measurement Conversions

Suncor converts certain natural gas volumes to thousands of barrels of oil equivalent per day ("mboe/d") on the basis of one barrel ("bbl") for every six thousand cubic feet ("mcf") of natural gas. Any figure presented in mboe/d may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one bbl of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

In this management proxy circular, references to "bbls/d" mean barrels per day and "mbbls/d" mean thousands of barrels per day.

2   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This management proxy circular is furnished in connection with the solicitation by or on behalf of the management of Suncor of proxies to be used at the annual general meeting of shareholders of Suncor. It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Suncor common shares and normal handling charges will be paid for such forwarding services.

Your vote is very important to us. We encourage you to exercise your vote to ensure your shares are represented.

To be valid, completed proxy forms must be dated, completed, signed and deposited with our transfer agent, Computershare Trust Company of Canada ("Computershare"): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received in each case no later than 10:30 a.m. MDT on April 28, 2015. The time limit for deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice. Please read the following for commonly asked questions and answers regarding voting and proxies.

Q.  Am I entitled to vote?

A.  You are entitled to vote if you are a holder of Suncor common shares as of the close of business on March 4, 2015, the record date for the meeting. Each Suncor common share is entitled to one vote. A simple majority of votes (50% plus one vote) cast at the meeting in person or by proxy is required to approve all matters. The list of registered shareholders maintained by Suncor will be available for inspection after March 4, 2015, during usual business hours at the offices of Computershare, 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8 and will be available at the meeting.

Q.  What am I voting on?

A.  You will be voting on:

•
the election of directors of the Corporation until the close of the next annual meeting;

•
the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the close of the next annual meeting;

•
the resolution to confirm amendments to the Corporation's By-Law No. 1 to increase the quorum requirements applicable to shareholders' meetings and eliminate the ability of the chair of shareholders' and directors' meetings to have a casting vote;

•
the resolution to confirm the Corporation's Amended and Restated By-Law No. 2, an advance notice by-law for nominations of directors by shareholders in certain circumstances; and

•
the advisory resolution on the Corporation's approach to executive compensation disclosed in this management proxy circular.

Q.  What if amendments are made to these matters or if other matters are brought before the meeting?

A.  If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the securities represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q.  Who is soliciting my proxy?

A.  The management of Suncor is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by Suncor.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    3

Q.  How can I vote?

A.  If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by completing your proxy form through any of the methods described above.

If your shares are not registered in your name but are held by a nominee, please see below.

Q.  How can a non-registered shareholder vote?

A.  If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information respecting the meeting, including either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

Q.  How can a non-registered shareholder vote in person at the meeting?

A.  Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q.  Who votes my shares and how will they be voted if I return a proxy?

A.  By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the proxy form provided to you, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted or withheld from voting according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted or withheld from voting as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•
FOR the election of directors from those nominees set out in this management proxy circular;

•
FOR the appointment of PricewaterhouseCoopers LLP as auditors;

•
FOR the ordinary resolution to confirm amendments to the Corporation's By-Law No. 1;

•
FOR the ordinary resolution to confirm the Corporation's Amended and Restated By-Law No. 2; and

•
FOR the approach to executive compensation disclosed in this management proxy circular.

Q.  Can I appoint someone other than the individuals named in the proxy form to vote my shares?

A.  Yes, if you are a registered holder, you have the right to appoint the person or company of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare.

Q.  What if my shares are registered in more than one name or in the name of my company?

A.  If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may be required to provide documentation that proves you are authorized to sign the proxy form.

Q.  Can I revoke a proxy or voting instruction?

A.  If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare; or

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including the last business day prior to the meeting, or the

4   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

    business day preceding the day to which the meeting is adjourned; or

  (b)
  to the chair of the meeting prior to the start of the meeting.

If you are a non-registered shareholder, contact your nominee.

Q.  Is my vote confidential?

A.  Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

Q.  How many common shares are outstanding?

A.  As of February 23, 2015, there were 1,445,044,453 common shares outstanding. We have no other class or series of voting shares outstanding.

As of February 23, 2015, there was no person who, to the knowledge of our directors and officers, beneficially owned, or controlled or directed, directly or indirectly, common shares carrying 10% or more of the voting rights attached to all outstanding common shares.

Q.  How will meeting materials be delivered?

A.  We are using notice and access to deliver this management proxy circular to both our registered and non-registered shareholders. This means that Suncor will post the management proxy circular on line for our shareholders to access electronically. You will receive a package in the mail with a notice (the "Notice") explaining how to access and review the circular electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares. All applicable meeting related materials will be indirectly forwarded to non-registered shareholders at Suncor's expense.

Notice and access is an environmentally friendly and cost effective way to distribute the management proxy circular because it reduces printing, paper and postage.

Q.  How can I request a paper copy of the management proxy circular?

A.  Both registered and non-registered shareholders can request a paper copy of the management proxy circular for up to one year from the date it is filed on SEDAR (www.sedar.com). The management proxy circular will be sent to you at no charge. If you would like to receive a paper copy of the management proxy circular, please follow the instructions provided in the Notice. If you request a paper copy of the management proxy circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Suncor will provide paper copies of the management proxy circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials.

If you have any questions about notice and access, you can call our Investor Relations line at 1-800-558-9071.

Q.  What is electronic delivery?

A.  Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

Q.  How can I ask for electronic delivery?

A.  If you are a registered shareholder, go to the Investor Communication web site at www.InvestorDelivery.com and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Non-registered holders can sign up for mailings (not proxy materials) through www.computershare.com/mailinglist.

Q.  What if I have other questions?

A.  If you have a question regarding the meeting, please contact Computershare at 1-877-982-8760 or visit www.computershare.com

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com starting at 10:30 a.m. MDT on April 30, 2015. Shareholders may view the meeting and ask questions on line, but will not be able to vote via the webcast.

Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2016 annual general meeting to our Corporate Secretary. To be included in our 2016 management proxy circular, the proposal must be received at Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 by November 27, 2015.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    5

BUSINESS OF THE MEETING

Financial Statements

The audited consolidated financial statements for the year ended December 31, 2014 and the report of the auditors thereon will be placed before the meeting. These audited consolidated financial statements form part of our 2014 Annual Report. Copies of the 2014 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the meeting. The full text of the 2014 Annual Report is available on Suncor's web site at www.suncor.com and has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Election of Directors

Number of Directors. Suncor's articles stipulate there shall be not more than 15 nor fewer than eight directors. The Board is currently composed of 13 non-employee directors, including Mr. James W. Simpson, our Board chair, and one member of management, Steven W. Williams, our President and Chief Executive Officer ("CEO").

Paul Haseldonckx and Jacques Lamarre will be retiring from the Board this year and will not stand for re-election. Mr. Haseldonckx has provided Suncor with more than 12 years of service, including seven years on the Petro-Canada Board of Directors, and Mr. Lamarre has been a member of the Board for more than five years. Messrs. Haseldonckx and Lamarre have contributed significantly to Suncor through their exceptional commitment and sound business judgment. Suncor's Board and management wish to thank Messrs. Haseldonckx and Lamarre for their service to Suncor and its shareholders.

In accordance with our by-laws, the Board has determined that 12 directors will be elected at the meeting. Following the annual general meeting, and assuming that all proposed nominees for director are elected as contemplated in this management proxy circular, the Board will be composed of 11 non-employee directors and Mr. Williams. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of the nominees whose names appear on pages 7 to 12. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors. The Board has adopted a policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee of the Board for consideration promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall provide a recommendation to the Board. The Board will consider the recommendation of the Governance Committee and determine whether to accept it within 90 days of the applicable meeting. A news release will be issued promptly by Suncor announcing the Board's determination, including, if applicable, the reasons for rejecting the resignation. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

6   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

The Persons Nominated for Election as Directors Are:

Mel E. Benson 66

Calgary, Alberta, Canada

Director from April 19, 2000 to present

Independent

Mel Benson is president of Mel E. Benson Management Services Inc., an international consulting firm working in various countries with a focus on First Nations/corporate negotiations. Mr. Benson is also part owner of the private oil and gas company Tenax Energy Inc. and sits on the board of the Fort McKay Group of Companies, a community trust organization, as well as Oilstone Energy Services, Inc., based in Houston, Texas. Mr. Benson retired from Exxon International and Imperial Oil Canada in 2000 after a long career as an operations manager and senior member of project management. While based in Houston, Texas, Mr. Benson worked on international projects based in Africa and the former Soviet Union. Mr. Benson recently became a member of the community advisory board for the Alberta Land Institute through the University of Alberta. Mr. Benson is a member of Beaver Lake Cree Nation, located in northeast Alberta. In 2015, Mr. Benson was inducted into the Aboriginal Business Hall of Fame.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%

Environment, Health, Safety and Sustainable Development	5 of 5	100%

Human Resources and Compensation	5 of 5	100%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	None

2014	96.89%	3.11%

2013	96.74%	3.26%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(4)	Meets Target	Current Status

2014	17 548	72 143	89 691	3 309 598	Yes	6.1x

2013	17 548	63 419	80 967	3 015 211

2012	17 548	55 319	72 867	2 383 480

Jacynthe Côté 56

Candiac, Quebec, Canada

Director from February 3, 2015 to present(6)

Independent

Jacynthe Côté was president and chief executive officer of Rio Tinto Alcan from February 2009 until June 2014 and she continued to serve in an advisory role until her retirement on September 1, 2014. Prior to 2009, she served as president and chief executive officer of Rio Tinto Alcan's Primary Metal business group, following Rio Tinto's acquisition of Alcan Inc. in October 2007. Ms. Côté joined Alcan Inc. in 1988 and she served in a variety of progressively senior leadership roles during her career, including positions in human resources, environment, health and safety, business planning and development and production/managerial positions in Quebec and England. Ms. Côté is a director of the Royal Bank of Canada and Finning International Inc. She also serves as a member of the advisory board of the Montreal Neurological Institute and of the board of directors of École des Hautes Études Commereciales Montreal. Ms. Côté has a Bachelor's degree in Chemistry from Laval University.

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	Finning International Inc.

2014	N/A	N/A	Royal Bank of Canada

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2014	Nil	N/A	Nil	Nil	N/A	N/A

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    7

Dominic D'Alessandro 68

Toronto, Ontario, Canada

Director from November 12, 2009 to present

Independent

Dominic D'Alessandro was president and chief executive officer of Manulife Financial Corporation from 1994 to 2009 and is currently a director of CGI Group Inc. For his many business accomplishments, Mr. D'Alessandro was recognized as Canada's Most Respected CEO in 2004 and CEO of the Year in 2002, and was inducted into the Insurance Hall of Fame in 2008. Mr. D'Alessandro is an Officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership. Mr. D'Alessandro is a FCA, and holds a Bachelor of Science from Concordia University in Montreal. He has also been awarded honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%

Audit	7 of 7	100%

Governance (Chair)	5 of 5	100%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	CGI Group Inc.

2014	99.41%	0.59%

2013	98.92%	1.08%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2014	10 000	50 701	60 701	2 239 867	Yes	4.1x

2013	10 000	41 185	51 185	1 906 129

2012	10 000	31 886	41 886	1 370 091

W. Douglas Ford 71

Bonita Springs, Florida, USA

Director from April 29, 2004 to present

Independent

W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. ("BP") from 1998 to 2002 and was responsible for the refining, marketing and transportation network of BP as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford is currently a director of Air Products and Chemicals, Inc. He is also a member of the board of trustees of the University of Notre Dame as Trustee Emeritus.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	4 of 5	80%

Human Resources and Compensation	4 of 5	80%

Governance	4 of 5	80%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	Air Products and Chemicals, Inc.

2014	96.05%	3.95%

2013	96.82%	3.18%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(4)	Meets Target	Current Status

2014	Nil	86 357	86 357	3 186 573	Yes	5.9x

2013	Nil	76 320	76 320	2 842 157

2012	Nil	66 523	66 523	2 175 967

8   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

John D. Gass 62

Palm Coast, Florida, USA

Director from February 3, 2014 to present(6)

Independent

John Gass is former vice president, Chevron Corporation, a major integrated oil and gas company, and former president, Chevron Gas and Midstream, positions he held from 2003 until his retirement in 2012. He has extensive international experience, having served in a diverse series of operational positions in the oil and gas industry with increasing responsibility throughout his career. Mr. Gass serves as a director of Southwestern Energy Co. and Weatherford International Ltd. He is also on the board of visitors for the Vanderbilt School of Engineering and is a member of the advisory board for the Vanderbilt Eye Institute. Mr. Gass graduated from Vanderbilt University in Nashville, Tennessee, with a bachelor's degree in civil engineering. He also holds a master's degree in civil engineering from Tulane University in New Orleans, Louisiana. A resident of Florida, he is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%

Human Resources and Compensation (Chair)	3 of 3(8)	100%

Environment, Health, Safety and Sustainable Development	4 of 4(8)	100%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	Southwestern Energy Co.

2014	99.78%	0.22%	Weatherford International Ltd.

2013	N/A	N/A

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2014	6 698	12 670	19 368	714 679	Yes	1.3x

2013	153	N/A	153	5 698

John R. Huff 68

Houston, Texas, USA

Director from January 30, 1998 to present

Independent

Mr. Huff has served as chairman of the board of directors of Oceaneering International, Inc. ("Oceaneering") since 1990 and served as its chief executive officer from 1986 to 2006. Prior to joining Oceaneering, Mr. Huff served as chairman, president and chief executive officer of Western Oceanic, Inc. from 1972 to 1986. Mr. Huff also serves as a director of Hi Crush Partners LP. Mr. Huff is a member of the National Academy of Engineering. In addition, Mr. Huff is a past member of the National Petroleum Council and a past director of the National Ocean Industries Association and the International Association of Drilling Contractors, and served on the U.S. Department of Transportation's National Offshore Safety Advisory Committee. He is a past director of the American Bureau of Shipping, the U.S. Coast Guard Foundation, Law of the Sea Institute and Marine Resources Development Foundation, a past trustee of the Houston Museum of Natural Science, and past chairman of the Texas Bowl. Mr. Huff attended Rice University and received a Bachelor's degree in Civil Engineering from the Georgia Institute of Technology and attended the Harvard Business School's Program for Management Development. Mr. Huff is a registered professional engineer in the state of Texas and a member of the Explorers Club.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%

Environment, Health, Safety and Sustainable Development	5 of 5	100%

Human Resources and Compensation	4 of 5	80%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	Hi Crush Partners LP

2014	95.97%	4.03%	Oceaneering International, Inc.

2013	96.65%	3.35%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(4)	Meets Target	Current Status

2014	43 256	111 424	154 680	5 707 692	Yes	10.6x

2013	43 174	100 601	143 775	5 354 181

2012	43 107	90 293	133 400	4 363 514

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    9

Maureen McCaw 60

Edmonton, Alberta, Canada

Director from April 27, 2004 to present(7)

Independent

Maureen McCaw was most recently executive vice-president of Leger Marketing (Alberta) and formerly president of Criterion Research, a company she founded in 1986. Ms. McCaw is chair of the CBC Pension Fund Plan board of trustees and is a director of the Canadian Broadcasting Corporation, the Alberta Securities Commission and the Edmonton International Airport. She also serves on a number of other boards and advisory committees, including the Institute of Corporate Directors, the Nature Conservancy of Canada and MacEwan University, Faculty of Business, as well as being past chair of the Edmonton Chamber of Commerce. Ms. McCaw completed Columbia Business School's executive program in financial accounting and has an ICD.d.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%

Audit	4 of 4(8)	100%

Environment, Health, Safety and Sustainable Development	5 of 5	100%

Human Resources and Compensation	3 of 3(8)	100%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	None

2014	97.20%	2.80%

2013	96.88%	3.12%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2014	5 306	57 001	62 307	2 299 128	Yes	4.3x

2013	5 306	48 590	53 896	2 007 087

2012	5 211	40 742	45 953	1 503 123

Michael W. O'Brien 70

Canmore, Alberta, Canada

Director from April 26, 2002 to present

Independent

Michael O'Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O'Brien is a director and chair of the Audit Committee of Shaw Communications Inc. In addition, he is past chair of the board of trustees for the Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada's Voluntary Challenge for Global Climate Change. He has previously served on the boards of Teresen Inc., Primewest Energy Inc. and CRA International.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%

Audit (Chair)	7 of 7	100%

Governance	4 of 5	80%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	Shaw Communications Inc.

2014	99.33%	0.67%

2013	98.95%	1.05%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(4)	Meets Target	Current Status

2014	11 308	65 075	76 383	2 818 533	Yes	5.2x

2013	26 808	57 563	84 371	3 141 976

2012	26 808	50 863	77 671	2 540 618

10   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

James W. Simpson 70

Calgary, Alberta, Canada

Director from July 28, 2004 to present(7)

Independent

James Simpson is past president of Chevron Canada Resources (oil and gas). He serves as lead director for Canadian Utilities Limited and is on its Corporate Governance, Nomination, Compensation and Succession Committee, as well as being the chairman for its Audit Committee and Risk Review Committee. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T.'s Sloan School of Business. He is also past chairman of the Canadian Association of Petroleum Producers and past vice chairman of the Canadian Association of the World Petroleum Congresses.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors (Chair)	5 of 5	100%

Governance	3 of 3(8)	100%

Human Resources and Compensation	3 of 3(8)	100%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	Canadian Utilities Limited

2014	97.18%	2.82%	CU Inc.

2013	96.80%	3.20%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2014	4 736	51 314	56 050	2 068 245	Yes	1.5x

2013	4 736	43 023	47 759	1 778 545

2012	4 736	36 637	41 373	1 353 311

Eira M. Thomas 46

West Vancouver, British Columbia, Canada

Director from April 27, 2006 to present

Independent

Eira Thomas is a Canadian geologist with over 20 years of experience in the Canadian diamond business, including her previous roles as vice president of Aber Resources, now Dominion Diamond Corp., and as founder and CEO of Stornoway Diamond Corp. Currently, Ms. Thomas is chief executive officer and a director of Kaminak Gold Corporation, a mineral exploration company, and a director of Lucara Diamond Corp.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%

Audit	3 of 3(8)	100%

Governance	5 of 5	100%

Human Resources and Compensation	2 of 2(8)	100%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	Kaminak Gold Corporation

2014	97.34%	2.66%	Lucara Diamond Corp.

2013	86.31%	13.69%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(4)	Meets Target	Current Status

2014	4 000	59 770	63 770	2 353 113	Yes	4.4x

2013	4 000	52 392	56 392	2 100 038

2012	4 000	45 803	49 803	1 629 056

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    11

Steven W. Williams 59

Calgary, Alberta, Canada

Director from December 1, 2011 to present

Non-independent Management

Steve Williams has served as the President of Suncor Energy Inc. since December 2011 and as Chief Executive Officer of Suncor Energy Inc. since May 2012. Mr. Williams is a fellow of the Institution of Chemical Engineers and is a member of the Institute of Directors. He is also one of 12 founding CEOs of Canada's Oil Sands Innovation Alliance (COSIA), a member of the advisory board of Canada's Ecofiscal Commission, and a member of the Canadian Council of Chief Executives. He is active in the community, having recently co-chaired the 2014 Canadian Olympic Hall of Fame Gala in Calgary as part of the 2014 Celebration of Excellence in Alberta that raised proceeds for the Canadian Olympic Foundation. He also serves as co-chair of Indspire's "Building Brighter Futures Campaign".

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	None

2014	99.74%	0.26%

2013	99.20%	0.80%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(4)	Meets Target	Current Status

2014	391 803	41 258	433 061	15 979 951	Yes	2.3x

2013	385 914	40 216	426 130	15 869 085

2012	222 221	39 355	261 576	8 556 143

Michael M. Wilson 63

Bragg Creek, Alberta, Canada

Director from February 3, 2014 to present(6)

Independent

Michael Wilson is former president and chief executive officer of Agrium Inc., a retail supplier of agricultural products and services and a wholesale producer and marketer of agricultural nutrients, which is headquartered in Calgary, a position he held from 2003 until his retirement in 2013. He previously served as executive vice president and chief operating officer. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company. Mr. Wilson has a bachelor's degree in chemical engineering from the University of Waterloo and currently serves on the boards of Celestica Inc., Finning International Inc. and Air Canada. He is also the chair of the Calgary Prostate Cancer Centre.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%

Audit	5 of 5(8)	100%

Governance	3 of 3(8)	100%

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	Air Canada

2014	99.78%	0.22%	Celestica Inc.

2013	N/A	N/A	Finning International Inc.

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2014	10 000	13 566	23 566	869 585	Yes	1.6x

2013	10 000	N/A	10 000	372 400

12   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

(1)
Reflects the number of Suncor common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31 of the year reported. Subsequent to December 31, 2014, Mr. Williams acquired 725 common shares through Suncor's employee savings plan. As at February 23, 2015, there had been no other changes to the share ownership of the directors from December 31, 2014.

(2)
Reflects deferred share units ("DSUs") granted to the directors. DSUs are not voting securities and exclude fractional amounts. DSUs were granted pursuant to the Suncor Deferred Share Unit Plan (the "DSU Plan") and the closed Petro-Canada Deferred Stock Unit Plan (Non-Employee Directors of Petro-Canada) (the "PCCDSU Plan"). See "Board of Directors Compensation – Equity Based Compensation" on page 21 and "Summary of Incentive Plans – Closed Plans" on page 65 of this management proxy circular. Subsequent to December 31, 2014, Ms. Côté was granted an award of 5,960 DSUs upon her appointment to the Board effective February 3, 2015.

(3)
Reflects the number of Suncor common shares and DSUs held by the director multiplied by the closing price on the Toronto Stock Exchange (the "TSX") of a Suncor common share on December 31 of the year reported (December 31, 2014 ($36.90), December 31, 2013 ($37.24) and December 31, 2012 ($32.71)).

(4)
Messrs. Benson, Ford, Huff and O'Brien and Ms. Thomas also held options as at December 31, 2014 as set forth in Schedule C of this management proxy circular. All such options were granted prior to December 31, 2008, as Suncor discontinued grants effective January 1, 2009 for non-employee directors. Mr. Williams also holds options that were granted to him in his capacity as an executive officer of Suncor, as set forth in Schedule D of this management proxy circular.

(5)
Current status reflects the multiple of the share ownership target met by the director as at December 31, 2014. See "Board of Directors Compensation – Structure – Share Ownership Guidelines" on page 19 of this management proxy circular for non-employee directors and "Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines" on page 37 of this management proxy circular for Mr. Williams. Ms. Côté has five years to attain the $540,000 share ownership target.

(6)
Messrs. Gass and Wilson were appointed to the Board effective February 3, 2014. Accordingly, information as to annual general meeting voting results for 2013 and DSU holdings as at December 31, 2013 is not applicable to them. Ms. Côté was appointed to the Board effective February 3, 2015. Accordingly, information as to 2014 Board and committee meeting attendance, annual general meeting voting results for 2013 and 2014, DSU holdings as at December 31, 2014 and share ownership target as at December 31, 2014 is not applicable to her.

(7)
Ms. McCaw and Mr. Simpson served on the Petro-Canada Board of Directors as follows: Ms. McCaw, April 27, 2004 to July 31, 2009; and Mr. Simpson, July 28, 2004 to July 31, 2009.

(8)
Mr. Gass became a member of the Human Resources and Compensation Committee ("HR&CC") and Environment, Health, Safety and Sustainable Development ("EHS&SD") Committee subsequent to his appointment to the Board effective February 3, 2014. Ms. McCaw stepped down as a member of the HR&CC and became a member of the Audit Committee in May 2014. Mr. Simpson stepped down as a member of the Governance Committee and HR&CC in connection with his appointment as Board chair in April 2014. Ms. Thomas stepped down as a member of the Audit Committee and became a member of the HR&CC in May 2014. Mr. Wilson became a member of the Audit and Governance Committees subsequent to his appointment to the Board effective February 3, 2014.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    13

Cease Trade Orders, Bankruptcies, Penalties or Sanctions. No proposed director is, as at the date hereof, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company (including Suncor) that (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in that capacity, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

No proposed director is, as at the date hereof, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than: (a) Mr. Ford, a current and proposed director of Suncor, who was a director of USG Corporation (until May 2014), which was in bankruptcy protection until June 2006, and who was also a director of United Airlines (until February 2006), which was in Chapter 11 bankruptcy protection until February 2006; and (b) Mr. Benson, a current and proposed director of Suncor, who was a director of Winalta Inc. ("Winalta") when it obtained an order on April 26, 2010 from the Alberta Court of Queen's Bench providing for creditor protection under the Companies' Creditors Arrangement Act (Canada). A plan of arrangement for Winalta received court confirmation later that year, and Mr. Benson ceased to be a director of Winalta in May of 2013.

No proposed director is, as at the date hereof, or has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management and the Board propose that PricewaterhouseCoopers LLP be appointed as Suncor's auditors until the close of the next annual general meeting. PricewaterhouseCoopers LLP have been Suncor's auditors for more than five years. Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP.

Fees paid and payable to PricewaterhouseCoopers LLP for the years ended December 31, 2013 and 2014 are detailed below.

($ thousands)	2013	2014

Audit Fees	6 108	6 590

Audit-Related Fees	519	497

Tax Fees	50	90

All Other Fees	60	15

Total	6 737	7 192

The nature of each category of fees is as follows:

Audit Fees. Audit Fees were paid, or are payable, for professional services rendered by the auditors for the audit of Suncor's annual financial statements, or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-Related Fees were paid for professional services rendered by the auditors for the review of quarterly financial statements and for the preparation of reports on specified procedures as they relate to audits of joint arrangements and attest services not required by statute or regulation.

14   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Tax Fees. Tax Fees for corporate tax filings and tax planning were paid in a foreign jurisdiction where Suncor has limited activity.

All Other Fees. All Other Fees were subscriptions to auditor-provided and supported tools.

All services described beside the captions "Audit Fees", "Audit-Related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"). None of the fees described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X under the Exchange Act.

Confirmation of Amendments to By-Law No. 1

On July 30, 2014, the Board, on the recommendation of the Governance Committee, adopted certain amendments to Suncor's by-laws regulating the business and affairs of the Corporation ("By-Law No. 1").

The following is a summary of the amendments to By-Law No. 1 and is qualified by reference to the full text of By-Law No. 1 attached as Schedule A to this management proxy circular. The full text of By-Law No. 1 is also available on our web site at www.suncor.com and has been filed with the Canadian Securities Administrators under Suncor's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.shtml.

Amendments to By-Law No. 1. The amendments to By-Law No. 1 were adopted in line with evolving corporate governance practices.

The amendments:

•
increase the quorum requirements for meetings of shareholders from a requirement that two or more persons entitled to vote at the meeting be present and not less than 10% of the outstanding shares of the Corporation which may be voted at the meeting be represented to a requirement that two or more persons entitled to vote at the meeting be present and not less than 25% of the outstanding shares of the Corporation which may be voted at the meeting be represented; and

•
eliminate the ability of the chair of shareholders' and directors' meetings to have a casting vote in the event of a tie.

Resolution to Confirm Amendments to By-Law No. 1. The amendments to By-Law No. 1 are in effect until they are confirmed, confirmed as amended or rejected by shareholders at the meeting. If confirmed they will continue in effect. Accordingly, shareholders are being asked to confirm the amendments to By-Law No. 1 at the meeting so that the amendments to By-Law No. 1 can continue in effect.

The Corporation believes that the amendments to By-Law No. 1 conform to the published guidelines of major proxy advisory firms.

The resolution to confirm the amendments to By-Law No. 1 is as follows:

"RESOLVED as an ordinary resolution of the shareholders of Suncor Energy Inc. (the "Corporation") that:

1.
the amendments to By-Law No.1 of the Corporation, in the form adopted by the Board of Directors of the Corporation on July 30, 2014, be and are hereby confirmed and By-Law No. 1, as amended and attached as Schedule A to the management proxy circular of the Corporation dated February 26, 2015, be and is hereby confirmed as a by-law of the Corporation; and

2.
any officer or director of the Corporation be and is hereby authorized to take such actions as such officer or director may determine to be necessary or advisable to implement the foregoing resolution, such determination to be conclusively evidenced by the taking of any such actions."

The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the meeting. No shareholders are excluded from voting in respect of the resolution.

Unless instructed otherwise, the persons named in the form of proxy will vote FOR the resolution to confirm the amendments to By-Law No. 1.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    15

Confirmation of Amended and Restated By-Law No. 2

On July 30, 2014, the Board, on the recommendation of the Governance Committee, adopted a by-law relating to advance notice of nominations of directors of the Corporation ("By-Law No. 2"). On February 5, 2015, the Board, on the recommendation of the Governance Committee, adopted certain amendments to By-Law No. 2 (as amended, "Amended and Restated By-Law No. 2").

The following is a summary only of the principal provisions of Amended and Restated By-Law No. 2 and is qualified by reference to the full text of Amended and Restated By-Law No. 2 attached as Schedule B to this management proxy circular. The full text of Amended and Restated By-Law No. 2 is also available on our web site at www.suncor.com and has been filed with the Canadian Securities Administrators under Suncor's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.shtml.

Amended and Restated By-Law No. 2. Amended and Restated By-Law No. 2 establishes a framework for the advance notice by shareholders intending to nominate directors for election. In general, Amended and Restated By-Law No. 2:

•
sets a deadline in advance of a shareholders' meeting at which directors are to be elected for a shareholder to notify Suncor of its intention to nominate one or more directors; and

•
sets forth the information that the shareholder must include for the notice to be valid.

Amended and Restated By-Law No. 2 does not interfere with the ability of shareholders to requisition a meeting or to nominate directors by way of a shareholder proposal in accordance with the Canada Business Corporations Act.

To be timely, a shareholder must give a valid notice to the Corporation:

•
in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice shall be made not later than the close of business on the tenth day following such public announcement;

•
in the case of a special meeting (which is not also an annual meeting) of shareholders, not later than the close of business on the fifteenth day following the date on which the first public announcement of the date of the meeting was made; and

•
in the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice and access is used for delivery of proxy related materials, not less than 40 days prior to the date of the meeting (but in any event, not prior to the date on which the first public announcement of the date of the meeting was made); provided, however, that if the meeting is to be held on a date that is less than 50 days after the date of such public announcement, notice shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth day following the date on which the first public announcement of the date of the meeting was made and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth day following the date of such public announcement.

Amended and Restated By-Law No. 2 authorizes the chair of the shareholders' meeting to determine whether a nomination was made in accordance with the procedures set forth in Amended and Restated By-Law No. 2 and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination may be disregarded. The Board may, in its sole discretion, waive any requirement of Amended and Restated By-Law No. 2.

The Board believes that Amended and Restated By-Law No. 2 sets out a clear and transparent process for all shareholders who intend to nominate directors at a shareholders' meeting, by providing a reasonable time frame for shareholders to notify the Corporation of their intention to nominate directors and by requiring shareholders to disclose information concerning the proposed nominees as is mandated by applicable securities laws. The Board will then be able to evaluate the proposed nominees' qualifications and suitability as directors and respond as appropriate in the best interests of the Corporation. Amended and Restated By-Law No. 2 is also intended to facilitate an orderly and efficient meeting process.

Resolution to Confirm Amended and Restated By-Law No. 2. Amended and Restated By-Law No. 2 is in effect until it is confirmed, confirmed as amended or rejected by shareholders at the meeting. If confirmed, it will continue in effect. Accordingly, shareholders are being asked to confirm Amended and Restated By-Law No. 2 at the meeting so that Amended and Restated By-Law No. 2 can continue in effect.

The Corporation believes that Amended and Restated By-Law No. 2 conforms to the published guidelines of major proxy advisory firms.

16   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

The resolution to confirm Amended and Restated By-Law No. 2 is as follows:

"RESOLVED as an ordinary resolution of the shareholders of Suncor Energy Inc. (the "Corporation") that:

1.
the Corporation's Amended and Restated By-Law No. 2, in the form adopted by the Board of Directors of the Corporation on February 5, 2015 and attached as Schedule B to the management proxy circular of the Corporation dated February 26, 2015, be and is hereby confirmed as a by-law of the Corporation; and

2.
any officer or director of the Corporation be and is hereby authorized to take such actions as such officer or director may determine to be necessary or advisable to implement the foregoing resolution, such determination to be conclusively evidenced by the taking of any such actions."

The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the meeting. No shareholders are excluded from voting in respect of the resolution.

Unless instructed otherwise, the persons named in the form of proxy will vote FOR the resolution to confirm Amended and Restated By-Law No. 2.

Advisory Vote on Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the Board has used to make executive compensation decisions.

We hope you will carefully review the "Letter to Shareholders" beginning on page 25 and our "Compensation Discussion and Analysis" beginning on page 28 of this management proxy circular before voting on this matter. We encourage any shareholder who has comments on our approach to executive compensation to forward these comments to the chair of the HR&CC c/o the Corporate Secretary, Suncor Energy Inc. P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3. The "Compensation Discussion and Analysis" section discusses our compensation philosophy and approach to executive compensation, what our Named Executive Officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board on the recommendation of the HR&CC.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular of Suncor Energy Inc. delivered in advance of its 2015 annual meeting of shareholders."

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities. Since instituting a vote on an advisory resolution on our approach to executive compensation in 2011, Suncor has achieved greater than 92% approval in each year.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    17

BOARD OF DIRECTORS COMPENSATION

Philosophy and Approach

Philosophy. Compensation of non-employee directors is intended to:

•
enable Suncor to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members; and

•
closely align non-employee directors' interests with shareholder interests.

Approach. The Governance Committee reviews Board compensation levels periodically to ensure Suncor's approach to Board compensation is competitive at the median of the Suncor Compensation Peers (as defined below), and takes into account governance and best practice trends.

Total compensation for non-employee directors consists of annual retainers, meeting fees and an annual equity award provided in the form of DSUs.

When reviewing Board compensation levels, the Governance Committee engages Towers Watson to benchmark compensation for non-employee directors and the Board chair and provide information on compensation governance and best practice trends for directors and the Board chair. This information is used by the Governance Committee in determining the compensation of non-employee directors, including the Board chair, which is recommended to the full Board for approval.

Structure

Suncor's North American energy peers, identified on page 36 of this management proxy circular (the "Suncor Compensation Peers"), used for benchmarking Suncor's director compensation structure are the same companies used for benchmarking senior executive compensation. Suncor's rank, as compared to the Suncor Compensation Peers, in relation to revenue, assets and market capitalization, is also provided for on page 36 of this management proxy circular.

The following tables display the compensation structure for 2014 for all non-employee directors, including the Board chair. As disclosed in the 2014 management proxy circular, in November 2013, following a review of benchmark data, the Governance Committee determined that Suncor's target total compensation for non-employee directors was below the median of the Suncor Compensation Peers. After consideration, the Governance Committee recommended to the Board that target total compensation for non-employee directors for 2014, other than the Board chair, be increased to $300,000, and that the increase be provided as part of the annual grant of DSUs to the directors, to reflect the median total compensation level for the Suncor Compensation Peers. No increase was recommended for the Board chair. The Board subsequently approved the Governance Committee's recommendations for 2014 non-employee director compensation. This was the first increase in director compensation in five years.

Compensation Structure Components for Non-Employee Directors (Excluding Board chair)	($)

Retainer and Fees

Annual Retainer(1)	50 000

Annual Committee Chair Retainer:

Audit Committee	25 000

HR&CC	15 000

EHS&SD Committee and Governance Committee	10 000

Annual Committee Member Retainer:

Audit Committee	6 000

EHS&SD Committee, Governance Committee and HR&CC	5 000

Board Meeting Fee and Committee Meeting Fee	1 500

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU target value(4)	217 500

18   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Compensation Structure for Board chair(5)	($)

Retainer and Fees

Annual Retainer(1)	250 000

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU target value(4)	280 000

(1)
Annual retainer is payable as elected by the non-employee director. Each year, a non-employee director may elect to receive his or her fees in 100% cash, 50% cash and 50% DSUs or 100% DSUs. All non-employee directors must receive at least 50% of their annual retainer and meeting fees in DSUs until the share ownership guideline level has been met.

(2)
Provides for travel from residence within continental North America to attend Board, committee or orientation meetings.

(3)
Provides for travel from residence outside North America to attend Board, committee or orientation meetings.

(4)
The number of DSUs to be awarded in 2014 was set by the Board at the beginning of 2014 based on a target value for non-employee directors (other than the Board chair) of $217,500 (which equaled 5,960 DSUs) and the Board chair of $280,000 (which equaled 7,680 DSUs). DSUs are awarded in equal quarterly installments.

(5)
No other compensation was payable to the Board chair for 2014.

Committee Membership. The following table sets forth the current committee members, all of whom are non-employee and independent directors.

Committee Members	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC

Mel E. Benson		✓		✓

Jacynthe Côté	✓	✓

Dominic D'Alessandro	✓		Chair

W. Douglas Ford			✓	✓

John D. Gass		✓		Chair

Paul Haseldonckx	✓	Chair

John R. Huff		✓		✓

Jacques Lamarre	✓	✓

Maureen McCaw	✓	✓

Michael W. O'Brien	Chair		✓

Eira M. Thomas			✓	✓

Michael M. Wilson	✓		✓

Share Ownership Guidelines. One way non-employee directors demonstrate their commitment to Suncor's long-term success and alignment with shareholders is through share ownership. The Board has established share ownership guidelines of $1,400,000 for the Board chair and $540,000 for all other non-employee directors, which must be attained within five years of when he or she is first elected or appointed. Suncor common shares and DSUs count toward the share ownership guideline.

As at December 31, 2014, all non-employee directors, including the Board chair, met the share ownership guidelines. New directors have five years from the date they join the Board to attain the $540,000 share ownership level.

"A substantial share ownership requirement of more than $500,000 for non-employee directors demonstrates alignment with shareholders' interests."

Share ownership guidelines are reviewed periodically based on survey data. The current share ownership guideline level will be maintained for 2015.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    19

Total Compensation

Total Compensation Summary. The following table provides information on the total compensation paid to the non-employee directors for the year ended December 31, 2014.

($)

Name(1)	Total Fees Paid	Share-Based Awards(2)	Total Compensation(3)

Mel E. Benson	84 000	240 307	324 307

Dominic D'Alessandro	96 000	240 307	336 307

John T. Ferguson(4)	84 833	72 634	157 467

W. Douglas Ford	81 000	240 307	321 307

John D. Gass	83 166	437 914	521 080

Paul Haseldonckx	93 000	240 307	333 307

John R. Huff	87 000	240 307	327 307

Jacques Lamarre	91 000	240 307	331 307

Maureen McCaw	89 167	240 307	329 474

Michael W. O'Brien	105 500	240 307	345 807

James W. Simpson(4)	206 500	286 896	493 396

Eira M. Thomas	88 833	240 307	329 140

Michael M. Wilson	77 166	437 914	515 080

Total	1 267 165	3 398 121	4 665 286

(1)
Mr. Williams, Suncor's President and CEO, did not receive compensation for serving as a member of the Board. Please refer to page 55 of this management proxy circular for specifics of the compensation provided to Mr. Williams for the year ended December 31, 2014. Ms. Côté is not represented in the foregoing table as she was appointed to the Board effective February 3, 2015.

(2)
Share-based awards consist of DSUs, which are granted annually and awarded in equal quarterly installments, and in the case of Messrs. Gass and Wilson, also includes DSUs granted upon joining Suncor's Board. Grant date fair market value is based on the average of the day's high and low price of a Suncor common share on the TSX for the trading day immediately preceding the date of each quarterly award ($37.83, $45.42, $40.24 and $37.79). For Messrs. Gass and Wilson, who also received a joining grant in 2014, the value of this joining award was $36.31. DSUs cannot be redeemed by non-employee directors until they cease to hold office.

(3)
Suncor does not provide stock options, pension benefits, non-equity incentives or other compensation to non-employee directors.

(4)
Mr. Ferguson was Board chair until his retirement from the Board on April 29, 2014, at which time Mr. Simpson was appointed Board chair.

Fees Paid. The following table provides a detailed breakdown of the fees paid to our non-employee directors for the year ended December 31, 2014. Fees are paid quarterly.

($)

Name(1)	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fees	Total Fees Paid(2)	Fees Taken in DSUs	Fees Taken in Cash

Mel E. Benson	50 000	10 000	—	7 500	15 000	1 500	84 000	42 000	42 000

Dominic D'Alessandro	50 000	6 000	10 000	7 500	18 000	4 500	96 000	96 000	—

John T. Ferguson(3)	83 333	—	—	—	—	1 500	84 833	32 000	52 833

W. Douglas Ford	50 000	10 000	—	6 000	12 000	3 000	81 000	81 000	—

John D. Gass	45 833	3 333	10 000	9 000	10 500	4 500	83 166	41 583	41 583

Paul Haseldonckx	50 000	6 000	10 000	6 000	12 000	9 000	93 000	—	93 000

John R. Huff	50 000	10 000	—	7 500	13 500	6 000	87 000	87 000	—

Jacques Lamarre	50 000	11 000	—	7 500	16 500	6 000	91 000	91 000	—

Maureen McCaw	50 000	10 667	—	7 500	16 500	4 500	89 167	44 584	44 584

Michael W. O'Brien	50 000	5 000	25 000	7 500	16 500	1 500	105 500	—	105 500

James W. Simpson(3)	183 333	1 667	5 000	4 500	9 000	3 000	206 500	—	206 500

Eira M. Thomas	50 000	10 333	—	7 500	15 000	6 000	88 833	—	88 833

Michael M. Wilson	45 833	7 333	—	9 000	12 000	3 000	77 166	77 166	—

Total	808 332	91 333	60 000	87 000	166 500	54 000	1 267 165	592 333	674 833

(1)
Ms. Côté is not represented in the foregoing table as she was appointed to the Board effective February 3, 2015.

(2)
Amounts reflect aggregate value of fees paid in cash and/or DSUs.

(3)
Mr. Ferguson was Board chair until his retirement from the Board on April 29, 2014, at which time Mr. Simpson was appointed Board chair.

20   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Equity Based Compensation

Annual DSU Grant. Non-employee directors participate in the Suncor Deferred Share Unit Plan (previously defined herein as the "DSU Plan"). When redeemed after leaving the Board, each DSU pays the holder the then current cash equivalent of the market price per share, as calculated in accordance with the DSU Plan. DSUs are an important component of non-employee director compensation as they provide a stake in Suncor and promote greater alignment between directors and shareholders.

"DSUs, which represent over 70% of the annual target pay for non-employee directors, other than the Board chair for whom they represent over 50%, provide a stake in Suncor's long term success."

Under the DSU Plan, each non-employee director receives an annual DSU grant as part of his or her total compensation. The annual grant of DSUs is awarded in equal quarterly installments. In 2014, non-employee directors, including the Board chair, received an aggregate of 85,513 DSUs.

Each non-employee director, other than the Board chair, Mr. Simpson, and Messrs. Gass and Wilson, received 5,960 DSUs in 2014. The Board chair received 7,107 DSUs, which included additional DSUs prorated in relation to his appointment date as Board chair in 2014. Messrs. Gass and Wilson each received 11,423 DSUs, comprised of a prorated annual grant of 5,463 DSUs and a joining grant of 5,960 DSUs.

For each new non-employee director, the DSU Plan provides for a joining grant of DSUs equal to the annual grant for the year in which he or she is appointed to the Board. New non-employee directors, including any new Board chair, who join the Board during the year, will receive a pro-rated annual DSU grant based on the date they join the Board.

Fees Paid in DSUs. Until share ownership guidelines for non-employee directors are met (see page 19 of this management proxy circular for details), non-employee directors receive one-half or, if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of Suncor common shares that could have been purchased on the quarterly payment date based on the fees allocated to the director. On each dividend payment date for Suncor common shares, an additional number of DSUs, equivalent to the number of Suncor common shares that could have been acquired on that date by notional dividend reinvestment, are credited to the non-employee directors' DSU accounts.

Redemption of DSUs. DSUs are redeemed when a non-employee director ceases to hold office, or on a date elected by that director prior to November 30 of the following calendar year. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of the DSUs they hold commences on the first day of the calendar year following the year in which the non-employee director ceases to be a member of the Board, and ends on November 30 of that same year. However, no redemption will be permitted within the first six months following separation from service by a U.S. taxpayer who is considered a "specified employee". The cash payment at redemption is calculated by multiplying the number of DSUs by the then-current market value of a Suncor common share.

Stock Options. In line with governance best practice, stock option grants to non-employee directors were discontinued after 2008. All stock options that were granted to directors through 2008 vested prior to January 1, 2012. No future stock option grants to non-employee directors are planned. For additional information on remaining stock options awarded prior to 2009 and held by certain non-employee directors, see Schedule C.

Director Equity Compensation Hedging. Pursuant to Suncor's policies, directors are not permitted to engage in short selling in Suncor common shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor common shares or other securities of Suncor held by the director.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    21

Option-Based and Share-Based Awards. The following table provides information about option-based and share-based awards outstanding for our non-employee directors as at December 31, 2014. For further details, including the exercise price and expiration date, of each option-based award held by certain non-employee directors as at December 31, 2014, see Schedule C.

	Option-Based Awards		Share-Based Awards

Name(1)	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised 'in-the-money' options(2) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(3) ($)

Mel E. Benson	16 000	—	2 662 077

Dominic D'Alessandro	—	—	1 870 867

John T. Ferguson(4)	28 000	111 840	2 299 645

W. Douglas Ford	24 000	111 840	3 186 573

John D. Gass	—	—	467 523

Paul Haseldonckx	—	—	1 486 000

John R. Huff	24 000	111 840	4 111 546

Jacques Lamarre	—	—	1 843 561

Maureen McCaw	—	—	2 103 337

Michael W. O'Brien	16 000	—	2 401 268

James W. Simpson(4)	—	—	1 893 487

Eira M. Thomas	24 000	—	2 205 513

Michael M. Wilson	—	—	500 585

Total	132 000	335 520	27 031 982

(1)
Ms. Côté is not represented in the foregoing table as she was appointed to the Board effective February 3, 2015.

(2)
Value of options reported reflects the "in-the-money" amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2014 ($36.90) and the exercise price of the option) of the exercisable options held as at December 31, 2014.

(3)
Consists of DSUs issued under the DSU Plan and the closed PCCDSU Plan, and in the case of Mr. Haseldonckx, includes restricted stock units issued under the closed Petro-Canada Restricted Stock Unit Plan (Non-Employee Directors of Petro-Canada) (the "PCRSU Plan"). All share-based awards held by non-employee directors have vested but cannot be redeemed until they cease to hold office. Calculated based on the closing price on the TSX of a Suncor common share on December 31, 2014 ($36.90).

(4)
Mr. Ferguson was Board chair until his retirement from the Board on April 29, 2014 at which time Mr. Simpson was appointed Board chair. Mr. Ferguson's options continue to be exercisable until the earlier of three years from the date of his retirement and the expiry of the options.

22   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Share-Based Awards – Value Vested or Earned During the Year. The following table provides the value vested in relation to share-based awards held by our non-employee directors during the year ended December 31, 2014.

Name(1)	Share-based awards – Value vested during the year(2) ($)

Mel E. Benson	240 307

Dominic D'Alessandro	240 307

John T. Ferguson(3)	72 634

W. Douglas Ford	240 307

John D. Gass	437 914

Paul Haseldonckx	240 307

John R. Huff	240 307

Jacques Lamarre	240 307

Maureen McCaw	240 307

Michael W. O'Brien	240 307

James W. Simpson(3)	286 896

Eira M. Thomas	240 307

Michael M. Wilson	437 914

Total	3 398 121

(1)
Ms. Côté is not represented in the foregoing table as she was appointed to the Board effective February 3, 2015.

(2)
Consists of DSUs issued under the DSU Plan, which are granted annually and awarded in equal quarterly installments, and in the case of Messrs. Gass and Wilson, also includes DSUs granted upon joining Suncor's Board. Grant date fair market value is based on the average of the day's high and low price of a Suncor common share on the TSX for the trading day immediately preceding the date of each quarterly award ($37.83, $45.42, $40.24 and $37.79). For Messrs. Gass and Wilson, who also received a joining grant in 2014, the value used for this joining award was $36.31.

(3)
Mr. Ferguson was Board chair until his retirement from the Board on April 29, 2014 at which time Mr. Simpson was appointed Board chair.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    23

Director Value at Risk. The following table provides the aggregate equity holdings of non-employee directors for the years ended December 31, 2013 and 2014 as well as the net change during 2014 and the total value at risk as at December 31, 2014.

	December 31, 2013			December 31, 2014			Net Change During 2014

Name (1)	Shares	Share- based awards (2)	Options	Shares	Share- based awards (2)	Options	Shares	Share- based awards (2)	Options	Total value at risk (3)(4) ($)

Mel E. Benson	17 548	63 419	16 000	17 548	72 143	16 000	—	8 724	—	3 309 598

Dominic D'Alessandro	10 000	41 185	—	10 000	50 701	—	—	9 516	—	2 239 867

W. Douglas Ford	—	76 320	24 000	—	86 357	24 000	—	10,037	—	3 298 413

John D. Gass	153	—	—	6 698	12 670	—	6 545	12 670	—	714 679

Paul Haseldonckx	12 217	33 383	—	8 000	40 271	—	(4 217)	6 888	—	1 781 200

John R. Huff	43 174	100 601	32 000	43 256	111 424	24 000	82	10 823	(8 000)	5 819 532

Jacques Lamarre	28 000	40 586	—	28 000	49 961	—	—	9 375	—	2 876 761

Maureen McCaw	5 306	48 590	—	5 306	57 001	—	—	8 411	—	2 299 128

Michael W. O'Brien	26 808	57 563	24 000	11 308	65 075	16 000	(15 000)	7 512	(8 000)	2 818 533

James W. Simpson	4 736	43 023	—	4 736	51 314	—	—	8 291	—	2 068 245

Eira M. Thomas	4 000	52 392	24 000	4 000	59 770	24 000	—	7 378	—	2 353 113

Michael M. Wilson	10 000	—	—	10 000	13 566	—	—	13 566	—	869 585

(1)
Ms. Côté is not represented in the foregoing table as she was appointed to the Board effective February 3, 2015.

(2)
Includes DSUs issued under the DSU Plan and closed PCCDSU Plan and in the case of Mr. Haseldonckx, restricted stock units issued under the closed PCRSU Plan.

(3)
Value of shares, DSUs and RSUs is calculated based on the closing price on the TSX of a Suncor common share on December 31, 2014 ($36.90).

(4)
Value of options reported reflects the "in-the-money" amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2014 ($36.90) and the exercise price of the option) of the exercisable options held as at December 31, 2014.

Looking Ahead to 2015:

No changes to non-employee director compensation, including the Board chair, were made for 2015.

24   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

EXECUTIVE COMPENSATION

Letter to Shareholders

To Our Fellow Shareholders:

As the chair of the Human Resources and Compensation Committee ("HR&CC") and chair of the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor"), we would like to share with you how we manage senior executive compensation at Suncor, how our programs align with short- and long-term performance and key actions we took in 2014.

Suncor's Market for Senior Executives. Suncor is a substantial company with global operations and multiple business units. We were the largest energy company by market capitalization in Canada, and the sixth largest in North America at the end of 2014.

Given the size and scope of Suncor, we compete with comparable energy companies across North America for top executive talent. To ensure that executive pay programs are competitive, we look to a group of Canadian and U.S. energy companies when we benchmark pay levels for our senior executive team.

Consistent with our approach to benchmarking pay, we measure our total shareholder return performance under our Performance Share Unit ("PSU") plan against a similar group of primarily North American energy companies. This approach aligns with our pay philosophy, ensuring that we provide competitive pay and that Suncor's performance directly impacts the ultimate pay realized by our senior executives.

Responsible Management of Executive Compensation. Suncor's strong pay-for-performance philosophy underpins the design of our programs which is demonstrated in the proportion of at risk mid- and long-term incentives provided to our senior executives in their total direct compensation. The performance of our company and our senior executives is evaluated annually against goals that are set through a rigorous process focused on continuous improvement. We also believe that our senior executive compensation governance practices align with leading practices.

A review of our senior executive compensation programs, governance practices and market trends during the fourth quarter of 2013 did not identify the need for any changes in the total direct compensation structure (which includes base salary, bonus and annual mid- to long-term incentive awards). As a result, the 2013 total direct compensation structure for senior executives remained in place for 2014.

More information on Suncor's compensation programs and governance practices can be found beginning on page 28 of our management proxy circular.

Supporting Strong Performance. Suncor's senior executive compensation program is designed to support and reinforce Suncor's value drivers, including achieving and maintaining safe and reliable operations, environmentally and socially responsible practices, industry leading returns and the attraction and retention of skilled and talented leaders. Our success in these areas will drive long-term value for our shareholders.

For 2012 through 2014, Suncor demonstrated strong performance in key operational areas and in total shareholder return ("TSR"). The charts that follow display Suncor's performance over time in two important areas: Suncor's Recordable Injury Frequency ("RIF"), a key safety measure, as compared to Canadian Association of Petroleum Producers ("CAPP") industry data; and Suncor's TSR (which includes dividend reinvestment) for 2012 through 2014 compared to the median of our peer group used for benchmarking senior executive compensation and to the S&P/TSX Capped Energy and TSX indices. We specifically focus on 2012 through 2014 TSR to reflect performance during Mr. Williams' tenure as President and CEO.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    25

Our ongoing focus on safety has resulted in a 47% improvement in RIF since 2010 and a 24% improvement in RIF since 2012. However, while Suncor's key safety indicators continued to improve during 2014, the safety performance was overshadowed as a result of the fatalities experienced at our facilities in northern Alberta. The impact of these incidents was felt across the whole Suncor family and has left a deep and lasting impression on how critical safety is to this business. Management took definitive action in reviewing the incidents to ensure we continue to drive safety improvements in support of our Journey to Zero program.

Suncor's TSR over the 2012 to 2014 period outperformed the median of our executive compensation benchmarking peers and the S&P/TSX Capped Energy Index, both on a one and three year basis. In addition, Suncor increased its dividend by 40% in 2014 with dividend increases in the first and third quarters. This followed increases of 54% in the second quarter of 2013 and of 18% in the second quarter of 2012.

2014 President and CEO Pay Outcomes. Almost 90% of the President and CEO's 2014 total direct compensation varied with performance and approximately 70% was provided in the form of mid- to long-term incentives, tying a substantial portion of the President and CEO's compensation to increasing shareholder value. In 2014, Mr. Williams' total direct compensation (which includes his actual salary + actual bonus + the grant date fair value of his annual mid- to- long-term incentive awards) was $12.3 million, down 4.7% from $12.9 million for 2013.

Realizable Long Term Pay Aligns With Shareholders' Interests. The equity based and performance contingent structure of our mid- to long-term compensation programs ensures that the value ultimately received by our Named Executive Officers ("NEOs"), identified on page 28 of our management proxy circular, is aligned with our shareholders.

Over the 2012 to 2014 period, aggregate realizable total direct compensation of our NEOs was approximately 13% lower than the value reported in the summary compensation table in our management proxy circulars over the same period.

While the NEOs have realized better than target short-term incentive compensation from improving operational performance over the period, the aggregate realizable value of the annual mid- to long-term incentive compensation was 18% below the expected value for the 2012 to 2014 period. The realizable value reflected both the level of performance vesting achieved and changes in the share price from the date that mid- and long-term compensation was awarded. The realizable value of the mid- and long-term incentive compensation was generally in line with Suncor's share price performance over this period and demonstrates Suncor's pay-for-performance philosophy and alignment with shareholder interests.

Looking Ahead to 2015. The collapse in oil prices over the latter part of 2014 and early 2015 represents a significant challenge for energy industry companies. We believe that Suncor is well positioned to respond to this challenge in 2015 and over the long term, through our integrated business model, strong balance sheet, disciplined approach to capital allocation, focus on operational excellence and drive to lower costs. We will continue to take steps to preserve the strength of our balance sheet and our ability to return cash to shareholders.

26   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

As we look forward to 2015, the HR&CC has made a few targeted changes to the senior executive compensation structure to address changes in competitive compensation levels of our North American benchmarking peer group companies over the past couple of years.

Your Board, with the support of the HR&CC, is committed to ensuring that Suncor's senior executive compensation continues to be aligned with our shareholders' interests and supports Suncor's near-term and longer-term competitiveness.

The compensation structure the Board has put in place for Suncor's senior executives fits our industry and is appropriately linked to our strategy to build long-term shareholder value. We welcome shareholder feedback on Suncor's business operations, policies and practices, including executive compensation.

Sincerely,

John D. Gass Chair of the Human Resources & Compensation Committee	James W. Simpson Chair of the Board

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    27

COMPENSATION DISCUSSION AND ANALYSIS

2014 Named Executive Officers

The persons (the "NEOs" or "Named Executive Officers") who are the focus of the Compensation Discussion and Analysis and who appear in the compensation tables are:

STEVEN W. WILLIAMS	S.W. WILLIAMS	PRESIDENT AND CHIEF EXECUTIVE OFFICER

ALISTER COWAN	A. COWAN	EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER(1)

MARK S. LITTLE	M.S. LITTLE	EXECUTIVE VICE PRESIDENT, UPSTREAM

MICHAEL R. MACSWEEN	M.R. MACSWEEN	EXECUTIVE VICE PRESIDENT, MAJOR PROJECTS

STEPHEN D.L. REYNISH	S.D.L. REYNISH	EXECUTIVE VICE PRESIDENT, STRATEGY & CORPORATE DEVELOPMENT(2)

(1)
Mr. Cowan was appointed Executive Vice President and Chief Financial Officer effective July 21, 2014.

(2)
Mr. Reynish was appointed Executive Vice President, Oil Sands Ventures effective January 3, 2012 and remained in that position until January 1, 2014. Effective January 1, 2014, Mr. Reynish became Executive Vice President, Strategy & Corporate Development. During the period from December 9, 2013 until July 20, 2014, he also acted as interim Chief Financial Officer.

Pay and Performance at Suncor – Overview

Suncor's executive compensation programs are designed to align the interests of our executives with shareholders, rewarding executives for delivering annual and longer term results and building sustainable shareholder value.

Our business is linked to the commodity cycle with significant and long-term capital needs, and requires focus on profitable growth that is achieved through reliable operations conducted in a safe and environmentally and socially responsible way.

The following information is intended to provide a quick overview of some key points regarding pay and performance at Suncor.

28   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

How We Look at Performance. We look at performance from a number of perspectives with the intention of aligning short-term financial and operational metrics with long-term shareholder value creation:

Financial Results	Value Drivers	Leadership	Shareholder Value

CFOPS(1) ROCE(1)	Operational excellence Sustainability Maintenance & reliability Industry leading returns Culture & workforce performance	Personal performance, which includes the successful execution of operational and capital plans.	Relative total shareholder return ("TSR") through our performance share unit ("PSU") plan ("PSU Plan"). Absolute share price appreciation through stock options.

(1)
CFOPS and ROCE are non-GAAP measures. See the "Advisories" section beginning on page 69 of this management proxy circular.

How Total Direct Compensation is Delivered. Our mix of total direct compensation programs is designed to provide competitive pay and align all our executives with performance objectives over short-, medium- and long-term time periods.

"Our mix of total direct compensation programs is designed to provide competitive pay and align all our executives with performance objectives over short-, medium- and long-term time periods."

Component	Performance Orientation	Time Frame

Salary (15-35% of compensation)	Reflects the market value of the position. Salary increases reflect performance demonstrated on the job.	Annual reviews and adjustments

Annual Incentive (15-17% of compensation)	Aligns with financial and operational performance objectives. Reflects a combination of corporate, business unit and personal performance.	Annual performance

PSUs (25-35% of compensation)	Rewards relative share price performance.
	Fully at-risk with a 0% to 200% of target payout range (three of the seven awards granted from 2006 to 2012 resulted in no payout as performance conditions were not met).	Three-year rolling performance cycles

Stock Options (25-35% of compensation)	Rewards absolute share price performance. Only delivers value if our share price appreciates (as at December 31, 2014, five of the seven most recent annual option grants are "in-the-money").	Seven-year term Vest over three years

Pay Alignment to Total Shareholder Return. We have a long-standing pay-for-performance philosophy that is reflected in the design of our programs. A significant portion of the NEOs' total direct compensation is variable and is linked to Suncor's performance, including financial and operating results and stock performance. We look at the alignment of our pay programs with performance over short- and mid- to long-term periods, to ensure that our short-term actions lead to long-term increases in shareholder value.

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In reviewing the alignment of our pay programs relative to performance we look at two different pay perspectives: Pay Opportunity and Realizable Pay.

Pay Opportunity	Realizable Pay

Static numbers reported in the Summary Compensation Table for Total Direct Compensation in 2012 and 2013 and estimated pay for 2014.
Does not reflect the impact of share price on the ultimate value received through equity awards (including the vesting level which can be from 0% to 200%).	Dynamic number that captures Total Direct Compensation reflecting the current value of outstanding equity awards.
The values ultimately received could be quite different depending on future performance.

The charts below indicate the alignment between Suncor's President and CEO's pay and TSR over the past three-years for Pay Opportunity and Realizable Pay (which terms are described in the table directly above) relative to the chief executive officers of the Suncor Compensation Peers as defined on page 36.

Suncor's President and CEO's pay opportunity falls within a zone of reasonable alignment compared to peers. When assessing pay outcomes versus performance, Realizable Pay for Suncor's President and CEO is lower than the corresponding level of performance due to a significant amount of pay being tied to performance, particularly to absolute share price, resulting in the current estimated value of the 2012 to 2014 option grants being lower than their grant date value.

(1)
Data used for the Pay Opportunity chart for peer companies is based on information extracted from public disclosure filed from 2012 to 2014. For peer companies, 2012 and 2013 amounts are actuals. The 2014 pay opportunity amounts reflect actual 2014 salaries where available as compiled by Towers Watson (or 2013 salaries increased by 4% which is consistent with the median from market survey data for peer companies); 2014 bonuses are estimated based on 2014 salaries multiplied by the actual 2013 bonus payment as a percentage of 2013 salary; and 2014 equity awards are actual amounts from public disclosure for 16 of the 17 peer companies, and for the remaining peer company, where actual 2014 equity award data was not available, an estimate was used based on the equity award for the previous three years.

(2)
Data used for the Realizable Pay chart for peer companies is the same as for Pay Opportunity for base salaries and bonuses; the equity award amounts are based on the equity award data used in the Pay Opportunity analysis with the values for the options equal to the "in-the-money" value based on December 31, 2014 share price for each peer company. PSU amounts assume target payouts and a December 31, 2014 share price for each peer company.

(3)
TSR ranking based on three-year TSR.

(4)
US dollars treated on a nominal dollar basis, consistent with the methodology used in the competitive market analysis.

President and CEO Pay Multiple of Median Peer Group Pay. We also look at the pay opportunity for the President and CEO as a multiple of the median pay opportunity of the Suncor Compensation Peers. The 2014 pay opportunity for the President and CEO compared to the pay opportunity for our peer group based on current data is at a multiple of 1.3 times the 50th percentile of the Suncor Compensation Peers. The HR&CC believes there is no excessive pay disparity between Suncor's President and CEO and market pay, and the multiple is within an acceptable range based on institutional investor and governance practices.

30   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

President and CEO 2014 Pay at a Glance. As displayed in the corresponding chart, Mr. Williams' actual 2014 total direct compensation is approximately 10% higher than the benchmarked target total direct compensation structure for 2014. The 2014 actual compensation level reflects his personal performance for the past year as assessed by the Board and the corporate and business unit results for 2014. For more information on Mr. Williams' performance and compensation in 2014, see pages 44 to 46 in this management proxy circular.

Pay Programs Are Supported By Key Governance Practices. Suncor has implemented and maintains a number of key executive compensation governance practices which we believe are consistent with best practice approaches, support our business objectives and align with shareholder interests.

Key Practices

✓	Our HR&CC is comprised entirely of independent directors

✓	Engage an independent Executive Compensation Advisor to the HR&CC that does not provide other services to Suncor

✓	Maintain robust share ownership guidelines including 5 times salary for the President and CEO and 3 times salary for Executive Vice Presidents

✓	Maintain a claw back policy

✓	Conduct a compensation program risk assessment annually

✓	Have a post retirement share ownership hold period for the President and CEO

✓	Provide at least fifty percent of long term incentive compensation through PSUs

✓	Have no termination payments in excess of 2 times cash pay

✓	Have double trigger change of control provisions for equity awards

✓	Have vesting requirements and service and earnings caps on the Suncor Energy Supplemental Executive Retirement Plan ("SERP")

✓	Have significant performance based pay for the President and CEO with approximately 85% at risk

✓	Our annual incentive and PSU plans include threshold performance levels and payout caps

✓	Have an annual incentive deferral program that allows executives to take a portion or all of their annual incentive plan ("AIP") payment in DSUs

✓	No option re-pricing

✓	No loans are provided to executives

✓	Have a no hedging policy for common shares and other securities held by an executive

✓	No excessive perquisites are provided

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Compensation Governance

Board of Directors. The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees, including the HR&CC. Further details relating to Board committees can be found in Schedule E attached to this management proxy circular.

Human Resources & Compensation Committee. Central to the role of the HR&CC is the alignment of executive compensation with the delivery of shareholder value. The capabilities, powers and operation of the HR&CC under its mandate include assisting the Board annually in the areas of executive compensation, succession planning, incentive compensation plans and compensation governance. Key objectives include:

•
reviewing and approving the overall corporate goals and objectives of Suncor relevant to compensation of the President and CEO, and ensuring that the overall goals and objectives of Suncor are supported by an appropriate executive compensation philosophy and programs;

•
evaluating the performance of the President and CEO against approved goals and criteria, and recommending to the Board the total compensation for the President and CEO in light of the evaluation of the President and CEO's performance;

•
reviewing the President and CEO's evaluation of the other senior executives' performance and recommendations for total compensation of these senior executives;

•
reviewing the succession planning process and results for senior executives;

•
reviewing NEO and senior executive termination agreements and NEO termination obligations in relation to market practices and trends;

•
reviewing compensation programs using a risk assessment framework to help ensure Suncor's compensation programs and practices do not encourage the taking of excessive or inappropriate risks;

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal, regulatory and risk implications and the pay-for-performance relationship for variable pay; and

•
reviewing executive compensation disclosure and recommending it to the Board for approval before Suncor publicly discloses this information.

The HR&CC fulfilled its mandate, as summarized above, in 2014.

All HR&CC members are independent directors. The HR&CC is currently comprised of the following members: John D. Gass (chair), Mel E. Benson, W. Douglas Ford, John R. Huff and Eira M. Thomas.

The HR&CC members have experience in top leadership roles (two of five in CEO roles), strong knowledge of the energy industry (four of five with an energy industry background), a mix of functional experience and competency, and tenure as directors of various public companies. This background provides the HR&CC with the collective experience, skills and qualities to effectively support the Board in carrying out its mandate. Further information on the HR&CC committee member experience and skills is provided in the inventory of Board member capabilities and competencies on page 13 of Schedule E attached to this management proxy circular.

Executive Compensation Consultants. Towers Watson provides advice to the HR&CC, supports management in the area of executive compensation and provides services in other human resources areas, including pensions. Towers Watson has protocols in place to ensure that they are in a position to provide independent advice. Towers Watson was originally retained in February 2006.

Meridian Compensation Partners ("Meridian") is retained by the HR&CC as its independent advisor. Meridian was originally retained by the HR&CC in February 2010.

Towers Watson provides the HR&CC consulting support and information in the following areas:

•
expertise and advice in the development of compensation policies and programs for executives and the Board;

•
periodic updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
custom survey work benchmarking Suncor compensation in the marketplace; and

•
support in conducting a risk assessment of Suncor's compensation policies and programs.

Meridian's role is to review and provide advice to the HR&CC on analysis and recommendations put forward by management and Towers Watson. As the HR&CC's independent advisor, Meridian:

•
provides compensation advice and perspective to the HR&CC;

32   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

•
validates or challenges proposals, recommendations and the decision process followed; and

•
helps develop proposals and information for the HR&CC as needed.

The decisions made by the HR&CC may reflect factors and considerations other than as provided or recommended by our compensation consultants. During 2014, Towers Watson and Meridian met with the HR&CC chair and attended relevant sections of HR&CC meetings, as necessary.

Executive Compensation-Related Fees

Executive compensation related fees paid by Suncor in 2013 and 2014 to Towers Watson and to Meridian are displayed in the table below.

Executive Compensation Consultant	Fees Paid related to 2013 ($)	Fees Paid related to 2014 ($)

Towers Watson	300 755	151 829

Meridian	23 717	23 613

All Other Fees

In addition to the fees disclosed above, Towers Watson assisted in certain matters related to pension and benefits, including, but not limited to, actuarial and accounting services. Total fees payable to Towers Watson for the foregoing services were $1,136,107 in 2013 and $1,501,635 in 2014, which included all fees payable to Towers Watson by Suncor not included under executive compensation related fees in 2013 and 2014, respectively. Other than the fees disclosed above, no other fees were paid by Suncor to Meridian in 2013 and 2014.

The HR&CC pre-approves all material executive compensation related fees paid to Towers Watson or Meridian. The HR&CC does not pre-approve services provided by Towers Watson that do not relate to executive compensation related services.

Managing Compensation Risk. Suncor's executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the energy business by its nature requires some level of risk-taking to achieve returns in line with shareholder expectations, Suncor structures compensation plans and programs and maintains guidelines and policies which it believes limits excessive risk. Key oversight procedures and risk mitigating features to support managing compensation risk are outlined below.

"A combination of oversight procedures and compensation program risk mitigating features, including plan designs, policies, guidelines and governance practices, limit the potential for programs to encourage unacceptable and excessive risk taking."

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Oversight Procedures

•     Suncor's strategic plan, as reviewed by the Board, is believed to balance investment risk and reward, and assesses company and industry risks in advance to support planning risk management and decision making.

•     Suncor uses tools including an Enterprise Risk Management System ("ERMS"), Operational Excellence Management System ("OEMS") and Trading Risk Management Policy to identify and manage risk.

• In the normal course of business, Suncor has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and marketing and trading transactions. These financial controls mitigate inappropriate risk-taking.	• The HR&CC uses a compensation program risk assessment framework in assessing Suncor's compensation policies and programs to determine whether any components could encourage unacceptable excessive risk taking.

•     The elements of the risk assessment framework are categorized in four areas: pay philosophy and compensation structure, plan designs, performance metrics and governance.

• The HR&CC reviews the results of an annual compensation program risk assessment annually to take account of any significant shifts in Suncor's business strategies or compensation policies and programs. Their review in 2014 confirmed that Suncor's compensation policies and programs do not encourage excessive risk that could have a material adverse effect on Suncor.

Key Risk Mitigating Features

Plan and Program Design

•     Total direct compensation for executives provides a balance between base salary and variable performance-based compensation. For our NEOs, emphasis is not focused on one compensation component, but is spread across annual, mid- and long-term programs to support and balance sustained short-term performance and long-term profitable growth.

•     For our NEOs, typically 80% or more of their target total direct compensation is variable based on company, business unit and personal performance and the remaining 20% or less is base salary. Of the 80% or more of variable compensation, approximately 80% or more is mid- and long-term focused and approximately 20% or less is short-term focused. The weighting towards mid- to long-term compensation mitigates the risk of undue emphasis on short-term goals at the expense of long-term sustainable performance.

•     Annual grants of stock options vest over three years and have a seven-year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

•     Our mid-term PSU Plan rewards relative TSR performance over three years versus our PSU peer group of companies, as described on page 63 of this management proxy circular. Annual awards and overlapping three-year performance periods deter short-term focused decision making and require sustained high levels of performance to achieve a consistent payout.

• For PSU grants beginning in 2013, there is no payout if relative TSR performance is in the bottom company grouping for awards and a payout cap of 200% of target when relative TSR performance is in the top company grouping of the peer group and a sliding scale in between.	• The AIP for all salaried employees is inherently designed to limit risk. Short-term incentive pay is earned based on achievement against a balanced, diversified mix of performance measures. The performance measures include both financial and operating targets. This balanced approach discourages focus on a single measure at the expense of other key factors (e.g., profitable growth at the expense of safety). This diversifies the risk under any one performance area.

•     AIP targets, results and payouts are stress tested and reviewed by the HR&CC.

•     The funds available to provide annual cash payouts under the AIP are determined based on key corporate measures and a scorecard for each business unit with consistent measurement across areas critical to Suncor's success.

•     A threshold for payouts under the plan is established each year based on a minimum cash flow from operations level requirement. Payouts under the AIP are capped at 220% of target.

• Under the DSU Plan, executives may elect annually to allocate from 25% to 100% of their AIP payment to DSUs. This feature in the DSU Plan is used by executives to assist in meeting share ownership requirements and defers annual incentive compensation, further encouraging a focus on long-term performance. For the 2014 performance period, three of the NEOs elected to take a portion or all of their AIP payment in DSUs.

Policies and Guidelines

•     Suncor's total compensation for executives is regularly benchmarked against a peer group of companies of similar size and scope approved by the HR&CC. This ensures that compensation is competitive with peers and aligned with Suncor's philosophy.

• Suncor executives must achieve and maintain specific share ownership levels based on a multiple of their annual salary. A substantial ownership level in the company assists in aligning executive interests with those of shareholders. The share ownership guidelines for executive officers are found on page 37 of this management proxy circular.	• The President and CEO must maintain his share ownership requirement level through the first year following retirement.

• The HR&CC and the Board provide strong oversight of the management of Suncor's compensation programs. The HR&CC has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events, and have used the discretion to reduce or increase payouts under certain programs in the past.

34   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Conclusion

Given the oversight procedures and the key risk mitigation features of Suncor's compensation policies and programs described above, the HR&CC does not believe that there are any identified risks arising from the company's compensation policies and practices that are reasonably likely to have a significant adverse impact on the company.

Our Approach to Executive Compensation

Pay-for-Performance Philosophy. Suncor maintains a strong pay-for-performance philosophy that is demonstrated in the mix of compensation provided to executives and the way we measure success. Compensation plans and practices are tied to our strategy, talent and risk management business objectives.

A significant portion of the total direct compensation of our senior executives is provided in variable performance-based pay designed to reward superior business performance and increasing shareholder returns. This approach ensures alignment with shareholder interests and reinforces our pay-for-performance philosophy. For our senior executives, the incentive-based pay is designed to reward successful short-, medium- and long-term performance in key areas, including operational excellence, sustainability, maintenance and reliability, industry leading returns, culture and workplace performance, CFOPS, ROCE and shareholder return, all of which enable the performance results and returns that are important to our shareholders.

Finding The Right Balance. To deliver sustained and profitable long-term performance, it is essential that Suncor attracts, engages and retains talented, capable executives who can execute on current priorities and help position Suncor over the long-term for sustained success. To do this, programs are designed to provide an attractive and competitive total compensation opportunity. Suncor believes it provides the right balance in its overall rewards program to achieve this through "total direct compensation", consisting of salary, annual incentive and annual mid- and long-term equity based incentives, and "indirect compensation", consisting of benefits and retirement related programs. These programs are complemented with excellent career development opportunities and careful succession planning.

Defining Our Marketplace. Our senior executives are responsible for managing a large, global enterprise with multiple operating units and significant capital expenditures. Our capital expenditures of over $6.5 billion in 2014 are larger than the market capitalization of most Canadian companies.

As the largest energy company in Canada and sixth largest in North America by market capitalization at December 31, 2014, Suncor's size and business scope are key criteria in defining the marketplace and peer companies used to establish competitive compensation levels for our senior executives. This means we must look beyond Canadian energy companies and include U.S. energy companies in our peer group in order to capture a sufficient number of companies of comparable size and complexity.

The peer group used to benchmark compensation levels for Suncor's senior executives in 2014, including the NEOs identified on page 28 of this management proxy circular, is approved by the HR&CC. The peer group and selection criteria are regularly reviewed by the committee and include companies that are energy sector specific, have similar attributes to Suncor in terms of scope and complexity, and represent our market for executive talent.

Our peer group for 2014 is comprised of the 17 North American based energy companies listed below and provides a robust sample to ensure that changes made by a single company do not unduly influence benchmark data. In Canada, we include pipeline companies, since there are fewer comparable large upstream and integrated energy companies and because pipeline companies form part of our labour market. In the U.S., where there are more large upstream and integrated companies, we limit the peer companies to comparable upstream and integrated energy companies.

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For our senior executives in 2014, including the NEOs, total direct compensation is targeted at the median of the companies (the "Suncor Compensation Peers") identified in the table below. The same peer group is used for benchmarking director compensation.

Canada	U.S.
Canadian Natural Resources Ltd. (CNQ)	Anadarko Petroleum Corporation (APC)
Cenovus Energy Inc. (CVE)	Apache Corporation (APA)
Enbridge Inc. (ENB)	Chesapeake Energy Corporation (CHK)
Encana Corporation (ECA)	Chevron Corporation (CVX)
Husky Energy Inc. (HSE)	ConocoPhillips (COP)
Imperial Oil Ltd. (IMO)	Devon Energy Corporation (DVN)
Talisman Energy Inc. (TLM)	EOG Resources Inc. (EOG)
TransCanada Corporation (TRP)	Hess Corporation (HES)
Marathon Oil Corporation (MRO)

A similar peer group of companies is used in determining the relative TSR performance for our PSU grants as described on page 63 of this management proxy circular. Differences in the peer groups reflect the specific purpose of each group (i.e., benchmarking of executive pay versus comparing company shareholder return performance).

Suncor ranks as one of the largest companies, as compared to the Suncor Compensation Peers, in relation to revenues, market capitalization and assets.

The chart below shows Suncor's ranking as compared to the Suncor Compensation Peers in terms of revenue, assets and market capitalization.

"Although we are larger than most of our peers, we target pay at the median of the group."
(1)
Percentile rank for Revenue and Assets is based on information reported for the nine months ended September 30, 2014. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2014.

(2)
Percentile rank for Market Capitalization is based on information reported as of December 31, 2014. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2014.

36   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Executive Share Ownership Guidelines. Suncor strongly believes that executives' interests should be aligned with the interests of Suncor's shareholders. One of the key ways we reinforce this is by requiring Suncor executives to have personal holdings in Suncor common shares or share equivalents equal to a multiple of their annual base salary.

Introduced in 1997, and reviewed periodically to ensure they are market competitive and are consistent with good governance practice, these guidelines visibly align senior management's interests with those of Suncor's shareholders and are supported by market benchmark data.

2014 and 2015 Guidelines. The share ownership guideline level must be achieved by the end of the fifth year after appointment to an executive position or promotion to a more senior executive position. On promotion to a more senior executive position, the prior guideline level must be maintained at the new base salary level. Suncor common shares and DSUs count toward fulfillment of the guidelines; PSUs, restricted share units ("RSUs") and stock options do not. The guidelines for 2014 remain competitive with the Suncor Compensation Peers at all executive levels and no changes have been made for 2015.

The following table sets forth the compliance by each NEO with the share ownership guidelines as at December 31, 2014.

Holdings(1) (#)
NEO	Executive Share Ownership Guideline Level	Compliance Date for achieving Guideline Level	Current Requirement at December 31, 2014	Shares	DSUs	Holding Value(1) ($)	Multiple of Annual Salary held in Shares and DSUs

S.W. WILLIAMS	5 × annual salary	December 31, 2017	3 × annual salary	391 803	41 258	15 979 938	11.6 × annual salary

A. COWAN	3 × annual salary	December 31, 2019	—	10 748	9 394	743 243	1.2 × annual salary

M.S. LITTLE	3 × annual salary	December 31, 2015	2 × annual salary	39 652	9 222	1 803 438	2.8 × annual salary

M.R. MACSWEEN	3 × annual salary	December 31, 2017	1 × annual salary	20 739	25 925	1 721 905	3.2 × annual salary

S.D.L. REYNISH	3 × annual salary	December 31, 2017	—	6 935	15 056	811 459	1.5 × annual salary

(1)
The holdings shown in the foregoing table for Suncor common shares and DSUs are rounded for display purposes. The holding value of these units is calculated based on the total holdings including the fractional units, as at December 31, 2014.

President and CEO Hold Requirement. The President and CEO must maintain his share ownership level for one year following his retirement, which aligns with good governance practice and shareholder interests.

Total Direct Compensation Components: Base Salary + Annual Incentive Plan + Annual Mid- and Long-Term Incentives. Total direct compensation, made up of base salary, AIP and annual mid- to long-term incentives, is designed to reward short-term results and achievement of sustained longer-term performance in key business areas that enable the operational and financial results important to our shareholders. Suncor's pay-for-performance compensation philosophy for executives is reinforced in the mix of target total direct compensation provided.

Incentive or variable performance based compensation represents a significant portion of total direct compensation for senior executives. The percentage of variable performance based versus fixed compensation increases as a portion of total direct compensation, with greater levels of responsibility. The chart on the following page outlines the elements of total direct compensation, as well as other compensation and benefit related elements.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    37

(1)
For the leader of a business unit, the 60% Business Unit component is based one-third on the leader's business unit and two-thirds on the weighted average performance of all business units of Suncor. This change was made in 2014 (formerly half the leader's business unit and half the weighted average of all business units) to reinforce alignment to Suncor's integrated strategy and reflects the important role collaboration plays in delivering sustained company performance. For the President and CEO and executives in corporate functions, the 60% is based on the weighted average performance of all business units of Suncor. 2014 business units for the purpose of AIP are as follows: Oil Sands & In Situ; Exploration & Production ("E&P"); Refining & Marketing ("R&M"); and Major Projects.

38   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Key LTI Plan Terms. The following table provides the key long term incentive ("LTI") plan terms for equity awards provided to executives as part of their competitive compensation.

	Performance Share Units (PSUs)	Stock Options

Term	Three years	Seven years

Description	Share units mirror common shares with performance conditions that affect vesting level	Options to acquire common shares

Frequency	Granted annually	Granted annually

Performance Conditions	TSR performance relative to peers	Only have value when the common share price exceeds the exercise price

Vesting	After three years; vesting level subject to performance condition	1/3 each year starting on the anniversary date of the grant

Payout	Paid out in cash following the end of the three year performance period based on units held, vesting and market value of a common share	Acquire common shares at the price determined at the time of grant

Employment Termination(1)	Resignation – units are cancelled Involuntary Termination – units are cancelled Retirement – units are held to end of the performance period and paid out based on vesting level
Resignation – unvested options are cancelled; vested options may be exercised for up to the earlier of three months or expiry
Involuntary Termination – unvested options are cancelled; vested options may be exercised for up to the earlier of three months or expiry
Retirement – unvested options vest immediately and all options held may be exercised up to the earlier of three years or expiry

(1)
For NEOs, some terms and conditions may vary based on their employment termination agreement.

Executive Equity Compensation Hedging. Pursuant to Suncor's policies, executives are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by an executive.

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Compensation of the Named Executive Officers

Compensation Decision-Making

The compensation of the NEOs is determined as part of an annual process followed by the HR&CC and outlined in the chart below:

2014 Total Direct Compensation

The 2014 base salary, annual incentive and long-term incentive awards for each NEO are provided in the tables below. Information on Suncor's AIP and performance in 2014 is provided on pages 41 to 43. Details on each NEO's performance, and their total direct compensation for 2012 to 2014 are provided on pages 44 to 50 of this management proxy circular.

Base Salary. On March 1, 2014, NEO base salaries were increased by the percentages displayed in the following table. The increases reflect their demonstrated capability in their role and ensures alignment with comparable positions within the Suncor Compensation Peers.

Name	Base Salary 2014 ($)	Increase from 2013 (%)	Base Salary 2013 ($)

S.W. Williams	1 375 000	5.8	1 300 000

A. Cowan(1)	625 000	—	—

M.S. Little	650 000	6.6	610 000

M.R. MacSween	540 000	5.9	510 000

S.D.L. Reynish	550 000	4.8	525 000

(1)
Mr. Cowan commenced employment with Suncor on July 21, 2014.

40   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Annual Incentive Plan (AIP). Suncor's AIP rewards our NEOs and other AIP participants based on the performance achieved versus the approved annual targets in each of the Corporate, Business Unit and Personal AIP components.

The weight for each component is displayed in the AIP Components and Weight chart to the right. AIP awards are determined based on the combination of the weighted performance in these key areas.

The Corporate component of the AIP is comprised of two corporate-wide financial measures. For the Business Unit component, each of Suncor's four business units for the purpose of AIP has more than 10 standard performance measures (a total of more than 40 measures across the four business units). For 2014, the measures are specific to the Suncor value drivers: Operational Excellence, Sustainability, Maintenance & Reliability, Industry Leading Returns and Culture & Workforce Performance.

AIP Components and Weight

The performance targets in each business unit are based on the budget (for example, production targets) or on improvement (for example, 10% improvement over the three year average).

The overall score for the Business Unit component of the AIP is determined based on performance across each of the four business units and the weighting assigned to each business unit.

Governance of the AIP is comprehensive. Reviews of measures, weightings, targets, stretch and performance results are carried out at the business unit, corporate and HR&CC level.

Information on the Personal performance of the NEOs can be found beginning on page 44 of this management proxy circular and information on the calculation of their 2014 AIP award can be found on page 43.

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Annual Incentive Plan Performance. The following table summarizes the overall 2014 performance results for the Corporate and Business Unit components of the Suncor AIP and the Performance Area scores achieved versus the 2014 opportunity, including performance highlights.

AIP Component Weight(1)	Overall Score(3)	Performance Area(5)	Key Measures(7)	Performance Highlights	Aggregate Component Score(3)(8)(9)
Corporate		CFOPS(6) (10%)	CFOPS(9)	Achieved adjusted CFOPS of $9.3 billion vs. a target of $8.2 billion reflecting solid operational performance and a favorable business environment in 2014.	154
Measures (20%)	156(4)	ROCE(6) (10%) (excluding major projects in progress)	ROCE (excluding major projects in progress)	Achieved an adjusted ROCE of 11.3% vs. a target of 9%, again reflecting solid operational performance and a favorable business environment in 2014.	158
		Operational Excellence	Recordable Injury Frequency(10), High Potential and High Risk Incidents(10) and Other Business Unit Specific Measures	For two of four business units, Recordable Injury Frequency results were at the maximum score of 200; overall scores for the Operational Excellence performance area were also greater than 150 for two business units.	137
		Sustainability	Number of Environmental Regulatory Non-Compliances, Energy Intensity and Other Business Unit Specific Measures	Oil Sands, R&M and Major Projects achieved maximum scores for their respective performance on Number of Environmental Regulatory Non-Compliances measure.	150
Business Unit(2) (60%)	115	Maintenance & Reliability	Production, Asset Availability and Other Business Unit Specific Measures	Lower than target results for Oil Sands production measures resulting from reliability and third party impacts; E&P production and R&M asset availability were better than target; Major Projects spend vs. forecast measure achieved the maximum score of 200.	89
		Industry Leading Returns	Cash Operating Costs, Execution of Growth Plans and Other Business Unit Specific Measures	Oil Sands segment cash costs per barrel(6) were unfavorable to target due to lower production; Refining cash operating costs were unfavorable to target; other R&M cash operating costs were favorable to target; E&P cash operating costs were favorable to target.	96
		Culture & Workforce Performance	Voluntary Attrition and Other Business Unit Specific Measures	Oil Sands and R&M had the highest overall scores in this performance area at 153 and 151 respectively; the Oil Sands business unit achieved a maximum score of 200 for their performance versus the voluntary attrition measure.	130

(1)
Does not include the Personal performance component, which represents the remaining 20% of the AIP.

(2)
2014 business units for the purpose of AIP are as follows: Oil Sands & In Situ; E&P; R&M and Major Projects.

(3)
The scoring opportunity for the Corporate and Business Unit component of AIP ranges from 0 to a maximum of 200, with a target score of 100.

(4)
For 2014, CFOPS of $10.2 billion and ROCE of 13% (maximum target) would have had to have been achieved for a maximum score of 200% for the Corporate measures component; CFOPS of $5.6 billion and ROCE of 3% (minimum target) would have resulted in no payout in relation to Corporate measures; and CFOPS and ROCE results between the minimum and maximum target levels would provide payouts on a sliding scale of between 0% and 200%.

42   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

(5)
In 2014, the target weightings for the performance areas in each of the business units were as follows: the Oil Sands & In Situ business unit assigned a 20% target weighting to Operational Excellence, 15% to Sustainability, 30% to Maintenance & Reliability, 20% to Industry Leading Returns and 15% to Culture & Workforce Performance; the E&P business unit assigned a 22% target weighting to Operational Excellence, 13% to Sustainability, 25% to Maintenance & Reliability, 25% to Industry Leading Returns and 15% to Culture & Workforce Performance; the R&M business unit assigned a 15% target weighting to Operational Excellence, 15% to Sustainability, 15% to Maintenance & Reliability, 40% to Industry Leading Returns and 15% to Culture & Workforce Performance; and the Major Projects business unit assigned a 15% target weighting to Operational Excellence, 10% to Sustainability, 20% to Maintenance & Reliability, 40% to Industry Leading Returns and 15% to Culture & Workforce Performance.

The resulting 2014 overall company target weightings for the five Performance Areas within the Business Unit component of AIP in the foregoing table were as follows: 19% for Operational Excellence, 14% for Sustainability, 24% for Maintenance & Reliability, 28% for Industry Leading Returns and 15% Culture & Workforce Performance.

(6)
CFOPS, ROCE and cash operating costs are non-GAAP measures. See the "Advisories" section beginning on page 69 of this management proxy circular. The AIP CFOPS of $9.3 billion and ROCE of 11.3% results reflect adjustments made for decisions to take impairments for the Joslyn and Libyan assets and the impact on production in Libya due to political unrest.

(7)
Certain measures may not be applicable to all business units. For example, Production is not a measure for the Major Projects business unit. In addition, certain business units may have additional unit specific measures. For example, the R&M business unit measures include under Industry Leading Returns specific cash operating costs measures focused on Retail, Wholesale, Distribution and Lubricants operations. Measures provided are for illustrative purposes.

(8)
The Performance Area scores for the Business Unit component of AIP reflect the aggregate scores achieved across all of the business units. Performance for individual business units will vary from the aggregate scores.

(9)
CFOPS also acts as a threshold measure for determining if any payments will be made under the AIP. The AIP threshold CFOPS level below which AIP payments would be reduced to 50% was $5.6 billion for 2014. The AIP threshold CFOPS level below which no payment would be made under the AIP was $4.1 billion for 2014.

(10)
Scores for the Recordable Injury Frequency and High Risk and High Consequence Incident measures in the Oil Sands & In Situ business unit were reduced to zero in response to the fatalities experienced in 2014.

The table below displays the calculation of the AIP award for the NEOs and final award amounts for 2014 performance determined by the HR&CC for Mr. Williams and by Mr. Williams and reviewed with the HR&CC for the other NEOs. The calculation is comprised of two steps: first – determine the Performance Factor, and second – determine the Payout, as displayed in the tables below.

2014 AIP Awards – Performance Factor

	Corporate Performance [A]			Business Unit Performance [B]			Individual Performance [C]			Overall Performance Factor [F]

Name	Weight	Corporate Factor	Total [A]	Weight	Business Unit Factor(1)	Total [B]	Weight	Individual Factor	Total [C]	[A+B+C]

S.W. Williams		1.56	0.31		1.15	0.69		1.65	0.33	1.33

A. Cowan(2)		1.56	0.31		1.15	0.69		1.30	0.26	1.26

M.S. Little	20%	1.56	0.31	60%	1.14	0.68	20%	0.95(4)	0.19	1.18

M.R. MacSween		1.56	0.31		1.18	0.71		2.30	0.46	1.48

S.D.L. Reynish		1.56	0.31		1.15	0.69		1.65	0.33	1.33

2014 AIP Awards – Payout						Payout % vs Target Opportunity

Name	Annualized Base Salary as at December 31, 2014 [D]	AIP Target [E]	Overall Performance Factor [F]	Calculated AIP Award [D x E x F]	Approved AIP Award Payout	Target (100%)	Maximum (220%)	Approved AIP Award as a % of Target

S.W. Williams(3)	$1 375 000	125%	1.33	$2 285 938	$2 055 000	$1 718 750	$3 781 250	120%

A. Cowan(2)	$625 000	37.5%	1.26	$295 313	$300 000(5)	$234 375	$515 625	128%

M.S. Little(4)	$650 000	75%	1.18	$575 250	$575 000(5)	$487 500	$1 072 500	118%

M.R. MacSween	$540 000	75%	1.48	$599 400	$600 000(5)	$405 000	$891 000	148%

S.D.L. Reynish	$550 000	75%	1.33	$548 625	$550 000(5)	$412 500	$907 500	133%

(1)
For Messrs. Williams, Cowan and Reynish, the Business Unit factor is based on the weighted average performance of all four business units. For Messrs. Little and MacSween, the Business Unit factor is based on both the performance of the business units they lead and the weighted average of all four business units (see footnote 1 on page 38 of this management proxy circular).

(2)
Mr. Cowan's award target of 37.5% is pro-rated to reflect his eligibility for an AIP award beginning in July 2014.

(3)
The HR&CC applied discretion in determining the actual 2014 AIP award for the President and CEO to be recommended to the Board for approval. After considering overall company performance, including Oil Sands safety results, the HR&CC made an ad hoc reduction to the 2014 AIP award for Mr. Williams. The Board approved the recommendation.

(4)
The President and CEO, in determining the performance rating and resulting 2014 AIP award for the Executive Vice President, Upstream took account of the Oil Sands safety results.

(5)
Approved AIP award payouts were rounded for Messrs. Cowan, Little, MacSween and Reynish.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    43

Long-Term Incentive (LTI). The table below displays the 2014 equity award of stock options and PSUs made in February 2014 for the NEOs other than Mr. Cowan. The equity awards considered: the market target value for the equity awards at the median of the Suncor Compensation Peers; performance as determined by the Board in the case of Mr. Williams, and performance as determined by Mr. Williams in the case of the other NEOs; and the previous year's equity award received by each NEO under the Suncor Energy Inc. Stock Option Plan (the "SOP") and the PSU Plan.

In the case of Mr. Cowan, the stock options and PSUs were provided at hire, as part of his competitive compensation. The RSUs and DSUs awarded to Mr. Cowan on joining Suncor were to recognize a loss of compensation experienced in leaving his previous employer.

For Mr. Reynish, RSUs awarded in November 2014 were to recognize his work acting in the role of interim Chief Financial Officer during the first half of 2014. Mr. Reynish's DSUs granted in February 2014 were the second half of an award of DSUs provided to him at hire in 2012 to recognize the loss of compensation experienced in leaving his previous employer. For more information on Suncor's equity plans, see "Summary of Incentive Plans" on page 62 of this management proxy circular. For further details on each NEO's 2014 equity award and total compensation for 2014, see the "Summary Compensation Table" on page 55 of this management proxy circular.

Name	Options	PSUs	RSUs	DSUs	Option Value ($)	PSU Value ($)	RSU Value ($)	DSU Value ($)	Total ($)

S.W. Williams	550 000	137 500	—	—	3 894 000	4 955 500	—	—	8 849 500

A. Cowan	152 800	38 198	9 302	9 261	1 081 824	1 642 514	399 986	399 983	3 524 307

M.S. Little	210 000	52 500	—	—	1 486 800	1 892 100	—	—	3 378 900

M.R. MacSween	160 000	40 000	—	—	1 132 800	1 441 600	—	—	2 574 400

S.D.L. Reynish	160 000	40 000	7 000	7 200	1 132 800	1 441 600	271 600	261 432	3 107 432

2014 Performance

Steve W. Williams, President and CEO

Steve Williams ensured Suncor continued to deliver strong results in 2014. He and his executive leaders remained focused on optimizing the company's base business, investing in profitable growth and returning cash to shareholders.

Mr. Williams' effective leadership on operational excellence, capital discipline and strategic direction has been evident in the company's strong balance sheet, significant progress on the Fort Hills project, progress on reliability, reductions in cash operating costs(1) at oil sands operations, and active engagement with shareholders, business, government, and stakeholders. Together with his executive team, he has increased efforts to improve safety performance, responding to tragic fatalities that occurred at or near the company's operations.

(1)
Oil Sands cash operating costs is a non-GAAP measure. See the "Advisories" section beginning on page 69 of this management proxy circular.

Mr. Williams continued to add value for shareholders by focusing the company's asset base on current market requirements through the sale of non-core assets. He also proved to be effective in leveraging the company's integrated model to adapt to changing market conditions, as well as pursue new market access opportunities through Suncor's deep expertise and experience in mid-stream logistics.

The Board believes that Mr. Williams has delivered significant results in terms of strategic planning, financial and operating results, leadership, succession planning/management development, and relations with various stakeholders. The President and CEO has demonstrated an unwavering commitment to Suncor and has a constructive relationship with the Board. He has actively engaged with members of the Board, keeping them abreast of issues and trends affecting the company. He has also ensured Board members were involved in long-term strategy discussions, as well as efforts to transform Suncor into a more disciplined process-focused organization. The Board has accordingly evaluated Mr. Williams' performance as "strong" for 2014.

44   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

The following is a summary of Mr. Williams' accomplishments in 2014:

CEO Performance in 2014

2014 Goals

•
Improve shareholder value and return on capital employed versus peers.
•
Deliver reliable operations that meet business commitments, with particular focus on improving upstream performance and quantifiable cost reductions.
•
Effectively execute Fort Hills.
•
Drive market access solutions and clarity of long term growth agenda, with particular focus on E&P strategy.
•
Improve performance and reputation to meet long term sustainability goals, demonstrating leadership with industry, government and other critical stakeholders.

2014 Performance Highlights

•
Net earnings of $2.7 billion and operating earnings(1) of $4.6 billion.
•
Continuous improvement driven through Suncor through five value drivers.
•
Total average production of 534.9 mboe/d, including 421.9 mbbls/d from Oil Sands (including Syncrude) and 113.0 mboe/d from E&P.
•
Decrease in cash operating costs per barrel(1) at Oil Sands and In Situ of approximately 9% versus 2013.
•
Operational discipline and implementing OEMS remained priorities with continuous improvement experienced in 2014.
•
Fort Hills construction proceeded according to plan, with overall aggregate engineering and procurement progress at approximately 65 percent.
•
Continued efforts to drive market access opportunities.
•
Proactive engagement as chair of Alberta Premier's CEO Advisory Council and member of Oil Sands CEO Council and other organizations.
•
Personal and company engagement in Aboriginal relations initiatives.
•
Extensive engagement with external audiences through speeches and media.

2014 Performance Summary

The Board recognizes Mr. Williams' efforts to drive continuous improvement through the organization with a focus on five value drivers: operational excellence, sustainability, maintenance and reliability, industry leading returns and culture and workforce performance.

From an operations perspective, overall production was 534.9 mboe/d compared to 562.4 mboe/d in 2013. Bitumen production (excluding Syncrude) increased in 2014 to 473.4 mbbls/d vs. 441.7 mbbls/d in 2013, an increase of 25% since 2011, driven by strong Firebag growth and steady performance from Oil Sands base and Mackay River. Upgrader production increased in 2014 to 289.1 mbbls/d vs. 282.6 mbbls/d in 2013.

Working with the Executive Vice President, Upstream, Mr. Williams continued to drive down Oil Sands cash operating costs, which decreased to $33.80/bbl in 2014, an approximate 9% improvement over 2013. Significant effort has also been directed to reducing costs across the organization.

Mr. Williams continues to advocate a strong operational excellence culture both within and outside of Suncor, recognizing it is the foundation of the company's licence to operate and grow. Regretfully, Suncor experienced three employee fatalities in the year. There were also two prime contractor fatalities during the same period. Mr. Williams and the executive team took immediate steps following these events including creating an Oil Sands Safety Step Change Task Force to provide immediate insights and safety-related enhancements. Substantive action plans are in development for implementation in 2015 to continue driving safety improvements throughout the Oil Sands business and the company.

Mr. Williams worked closely with the Board of Directors and senior management to deliver on profitable growth, including advancing the Fort Hills project. All critical milestones were achieved on the project in 2014, including overall aggregate engineering and procurement progress reaching approximately 65% completion as per plan and a majority of long-lead procurement orders being released to market.

The President and CEO also continued to progress market access solutions on multiple fronts, executing the company's rail strategy to reach new markets, and promoting ongoing stakeholder engagement to help encourage approvals for Keystone XL, Northern Gateway, Energy East and Trans Mountain pipelines. He also established relationships in Asia to position Suncor's future production in growth markets.

Mr. Williams played a significant leadership role as President and CEO of Suncor, both in terms of advancing sustainability objectives and representing the company and the industry. From an investor relations perspective, Mr. Williams successfully differentiated Suncor based on capital discipline, operational excellence and profitable growth through his numerous marketing interactions with investors and analysts.

Mr. Williams' extensive effort on outreach is highlighted in his service as Chair of the Alberta Premier's CEO advisory group, as well as being a founding member of Canada's Ecofiscal Commission. The latter is a group of industry, environment, and political representatives formed to discuss and recommend eco-fiscal policy reforms.

Mr. Williams is also a proactive member of the Oil Sands CEO Council, driving discussions on key strategic issues, including market access, Aboriginal and stakeholder engagement, social licence to operate and climate change.

With Mr. Williams' guidance, the company applied to the Canadian Council for Aboriginal Business for Progressive Aboriginal Relations certification, resulting in Suncor achieving the highest standard possible for a first time applicant. Mr. Williams has also personally engaged in Aboriginal relations, serving as co-chair of Indspire's national fundraising campaign.

The Board recognizes Mr. Williams' significant work in sharing Suncor and industry perspectives through a range of speeches to a variety of audiences. Mr. Williams and Suncor also secured a leading share of voice in media on financial and technology stories.

(1)
Operating earnings and Oil Sands cash operating costs per barrel are non-GAAP measures. See the "Advisories" section beginning on page 69 of this management proxy circular.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    45

Total Direct Compensation. For reference, the corresponding chart displays Mr. Williams' total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the "Summary Compensation Table" on page 55 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

46   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Alister Cowan, Executive Vice President and Chief Financial Officer

Mr. Cowan was appointed to the position of Executive Vice President and Chief Financial Officer effective July 21, 2014. He is responsible for directing financial operations, including controllers, investor relations, treasury, tax, internal audit and enterprise risk management. His efforts are focused on ensuring that Suncor has the financial strength necessary to support the company's strategic plans.

2014 Performance

2014 Goals

•
Establish and execute financial strategies in support of achieving the company's business and risk management objectives.
•
Drive continuous improvement across Suncor, with a focus on capital discipline, cost management and profitable growth.
•
Enhance the leadership, performance capabilities and effectiveness of the Finance team.
•
Enhance Suncor's profile and relationships with external stakeholders and the investment community.

2014 Summary

Reviewed the company's financial strategies in the context of supporting Suncor's business and risk management objectives: balancing increasing shareholder returns, investment in profitable growth and maintaining a strong financial position. Mr. Cowan also led the renewal of credit facilities and a successful issuance of $750 million of U.S. dollar debt and $750 million of Canadian dollar debt in November 2014 to ensure financial flexibility and liquidity and lower financing costs.

Mr. Cowan played a significant role in the development of cost management/efficiency plans across the company and in particular, in Finance.

Mr. Cowan reviewed the structure and capacity of the Finance organization and initiated changes in the leadership team to strengthen capacity and increase the function's efficiency and effectiveness.

Mr. Cowan met with a wide range of key company stakeholders, participating in conference calls, presentations and meetings with a range of investors, analysts, government and community leaders since joining Suncor.

Total Direct Compensation. For reference, the corresponding chart displays Mr. Cowan's total direct compensation for 2014. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the "Summary Compensation Table" on page 55 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    47

Mark S. Little, Executive Vice President, Upstream

Mr. Little was appointed to the position of Executive Vice President, Oil Sands in 2011. The In Situ business was added to his portfolio in early 2012. Effective January 1, 2014, Mr. Little was named Executive Vice President, Upstream and he is now responsible for all operated, non-operated and joint venture production, including Oil Sands, In Situ, Suncor's share of Syncrude production, Fort Hills and E&P. Mr. Little joined Suncor in November 2008.

2014 Performance

2014 Goals

•
Deliver safe production with improved environmental performance.
•
Continue journey to operational excellence across the Upstream portfolio.
•
Continue to progress key upstream investments to maximize shareholder value.
•
Drive to a world class start-up and operation of Fort Hills to the mutual benefit of all Fort Hills owners.

2014 Summary

Key safety indicators continued to improve during 2014, however performance was overshadowed as a result of fatalities at or near company facilities in northern Alberta. Mr. Little took decisive actions in this area including: the formation of a Safety Step Change Task Force to provide immediate insights and safety-related enhancements; a thorough review of past incidents leading to new investigation protocols; and improvement to our approach to managing and learning from near miss incidents. Substantive action plans are in development for implementation in 2015 to continue driving safety improvements throughout the business and the company.

Mr. Little continued to focus on operational excellence in 2014. Producing assets, especially in upgrading and at Firebag, achieved overall reliability improvements. Firebag achieved production rates above nameplate capacity of 180,000 bbls/d in the fourth quarter of 2014. Mr. Little's strong cost focus ensured absolute cash costs remained largely flat in 2014 while production increased by approximately 8.5% (cash operating costs per barrel(1) were $33.80, down from $37.00 in 2013). Environmental performance also improved, with regulatory non-compliances decreasing and Oil Sands and In Situ recording a 20% year over year decrease in fresh water intake.

Mr. Little continues to drive towards a world-class Fort Hills start-up and is ensuring alignment with Suncor Base Plant processes and systems to leverage Suncor's experience and drive efficiencies. He advanced upstream integration and is continuing work towards a holistic upstream strategy.

Mr. Little is active in the community and industry, serving on the Board of Directors of Keyano College, acting as Chair of the Oil Sands Safety Association and representing the company with a broad range of stakeholders and visitors to Suncor's oil sands facilities.

(1)
Cash operating costs per barrel is a non-GAAP measure. See the "Advisories" section beginning on page 69 of this management proxy circular.

Total Direct Compensation. For reference, the corresponding chart displays Mr. Little's total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the "Summary Compensation Table" on page 55 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

48   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Michael R. MacSween, Executive Vice President, Major Projects

Mr. MacSween was appointed Executive Vice President, Major Projects in early 2012. Mr. MacSween leads safe and cost-effective engineering, procurement and construction activities for Suncor's growth projects in the upstream, downstream and renewable energy portfolios.

2014 Performance

2014 Goals

•
Safely and efficiently deliver and advance a reliable suite of growth and sustaining projects.
•
Effective execution of the Fort Hills mining project.
•
Improve personal and process safety performance.
•
Improve workforce productivity, competence and diversity.
•
Enhance Suncor's reputation through participation in external efforts that contribute to industry collaboration, assure workforce competence and support labour needs.

2014 Summary

Mr. MacSween oversaw Major Projects, which supported and delivered on approximately $4.25 billion of projects in 2014. The projects are expected to help deliver profitable growth to Suncor.

Mr. MacSween ensured all critical 2014 milestones were achieved on the Fort Hills project. Overall aggregate engineering and procurement progress is approximately 65% complete and a majority of long-lead procurement orders have been released to market. Construction has advanced on schedule, with solid safety and environmental performance.

Major Projects improved 2014 Recordable Injury Frequency performance with attention to high potential near-miss incidents. Leadership sessions helped embed operational discipline behaviours into workplace culture, driving continuous safety improvement.

Mr. MacSween is overseeing efforts to employ multiple contracting models to obtain the best commercial value for projects while continuing to access global supply options. Productivity measurement and assessment continue to be areas of focus.

A new stage-gated process – Asset Development and Execution Model – was created and is being implemented to enable more disciplined, sustainable and cost effective project development.

Mr. MacSween remains engaged in the community, serving on the Board of Directors of Productivity Alberta (GO Productivity) and the Canadian Welding Bureau, where he is vice chairman. He has also delivered speeches to various external audiences.

Total Direct Compensation. For reference, the corresponding chart displays Mr. MacSween's total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the "Summary Compensation Table" on page 55 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    49

Stephen D.L. Reynish, Executive Vice President, Strategy & Corporate Development

Mr. Reynish was appointed Executive Vice President, Strategy & Corporate Development ("S&CD") in January 2014. His primary roles are to develop and communicate the optimal development strategy for the Corporation and to exercise executive management over Suncor's supply chain and purchasing function. Responsibilities include the development of long range plans, acquisitions and divestment initiatives, and the oversight of other large-scale commercial activities. He continues to represent Suncor's interests in operated and non-operated joint ventures such as the Fort Hills and Joslyn oil sands projects. From December 9, 2013 until July 20, 2014, Mr. Reynish also acted as interim Chief Financial Officer.

2014 Performance

2014 Goals

•
Ensure Suncor's asset portfolio is positioned to deliver industry leading returns in accordance with Suncor's triple bottom line.
•
Develop and maintain a culture of operational excellence in Suncor's business and other stakeholder relationships, including suppliers and joint venture partners.
•
Facilitate clear communication of Suncor's strategic intent to shareholders and other stakeholders.
•
Facilitate the recruitment and on-boarding of a new Chief Financial Officer.

2014 Summary

In 2014, Mr. Reynish guided Suncor's continuing efforts to optimize its portfolio through improved reliability, cash cost reductions, non-core divestments, an increased focus on in-situ production, improved market access in North America and the entry into new E&P opportunities within existing basins.

As part of Suncor's capital discipline focus, a decision was reached by the joint venture owners during the first half of the year to scale back certain development activities at the Joslyn mining project.

As interim Chief Financial Officer until July 2014, Mr. Reynish provided oversight in maintaining a strong balance sheet and low debt ratios. In accordance with Suncor's focus on returning cash to shareholders, increases in the dividend continued through 2014 in addition to ongoing share buy-backs. Mr. Reynish also participated in the hiring and onboarding of the new Chief Financial Officer.

As part of Suncor's logistics support function, Mr. Reynish provided oversight of the Fort Hill's project requirements regarding lodging and transportation requirements during the ramp-up of a significant contractor workforce. During 2014 all staff in S&CD took part in a company-wide safety stand-down.

Starting in mid-2014, Mr. Reynish has played a significant role in leading a long-term operating and administrative cost reduction initiative to further increase Suncor's competiveness, an important part of Suncor's ongoing operational excellence program.

Mr. Reynish also continued to work to ensure company-wide understanding of joint venture structures and projects, as well as associated business opportunities and risks through a series of presentations in various areas and levels throughout Suncor.

Total Direct Compensation. For reference, the corresponding chart displays Mr. Reynish's total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the "Summary Compensation Table" on page 55 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

50   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Looking Ahead to 2015:

After reviewing competitive benchmarking data for Suncor's compensation peers, the HR&CC approved selected changes to the executive compensation structure. These selected changes to target levels for certain compensation components remain in line with market median levels. However, the committee determined that no salary increases would be provided for senior executives as part of the 2015 annual compensation planning cycle due to the current economic climate.

On February 4, 2015, the Board approved a grant of options, with an exercise price of $38.90, and PSUs to the NEOs effective February 16, 2015, as described in the table below, under the terms of the SOP and the PSU Plan.

Name	Options	PSUs

S.W. WILLIAMS	600 000	120 000

A. COWAN	210 000	42 000

M.S. LITTLE	210 000	42 000

M.R. MACSWEEN	210 000	42 000

S.D.L. REYNISH	195 000	39 000

Executive Compensation Alignment with Shareholder Value

The Board recognizes that in an industry subject to commodity price cycles, Suncor's focus is on long-term shareholder value growth. Suncor's common shares were valued at $36.90 on the TSX at December 31, 2014, a decrease of approximately 1% over the year before. From 2009 to 2014, Suncor's share price decreased by approximately 1%. The following performance graph shows Suncor's total cumulative shareholder return for the past five years.

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2009 in each of Suncor common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Capped Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on the share price appreciation plus dividend reinvestment.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    51

President and CEO Realizable Pay 2012 to 2014. The aggregate three-year realizable pay chart shows the President and CEO's realizable total direct compensation compared to his pay opportunity at December 31, 2014 for the three-year period from 2012 to 2014. The realizable pay value is 13% below the pay opportunity level. The realizable pay level supports pay for performance alignment as the mid- to long-term value is in line with the shareholder experience.

NEO Realizable Pay 2012 to 2014. The pay opportunity and realizable pay for total direct compensation for the NEOs over the period from 2012 to 2014 are illustrated in the chart below. Over this period, the realizable pay at December 31, 2014 for total direct compensation for the NEOs was approximately 13% lower than the pay opportunity, as determined in accordance with the methodology described in the footnotes for the Realizable Pay chart below. The lower realizable pay value for total direct compensation for the NEOs is generally consistent with the trend of total return on investment indicated for Suncor in the performance graph provided above.

Suncor's strong operational performance in 2012 and 2013 and solid performance in 2014 resulted in above target payouts under the AIP component of total direct compensation. However, this operational performance has not been fully reflected in our share price. At December 31, 2014, the value of annual mid- to long-term incentive awards granted between 2012 and 2014 was 18% lower than the expected value, as determined in accordance with the methodology described in the footnotes for the Realizable Pay chart below. This demonstrates the variability of mid- to long-term performance based compensation provided to the NEOs.

The lower current value at December 31, 2014 of the annual mid- to long-term incentive awards demonstrates alignment with Suncor's pay-for-performance philosophy and shareholder experience.

(1)
Values for 2012 and 2013 include those ascribed to Messrs. Williams, Little, MacSween and Reynish. Values for 2014 include those ascribed to Messrs. Williams, Cowan, Little, MacSween and Reynish. Mr. Cowan commenced employment with Suncor on July 21, 2014 and is therefore only included in the 2014 values.

(2)
The Pay Opportunity columns in the graph illustrate the total direct compensation pay opportunity, as reported in the Summary Compensation Table at December 31 for the particular year reported, and in the case of the Aggregate 3 Year Total, a sum of the pay opportunity reported for 2012 to 2014. The Pay Opportunity includes salary and annual incentive earned during the year reported and the grant date fair value of annual mid- to long-term

52   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

  awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor's management proxy circulars for the particular year reported.

(3)
The Realizable Pay columns in the graph illustrate the total direct compensation realizable pay of the particular year reported, and in the case of the Aggregate 3 Year Total, a sum of the realizable pay reported for 2012 to 2014. The Realizable Pay includes salary and annual incentive earned during the particular year reported and annual mid- to long-term incentives granted during the particular year valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2014; (ii) the "in-the-money" value (as at December 31, 2014) of options that were granted in that particular year and that had not been exercised as at December 31, 2014; (iii) value attributed to PSUs that were granted in that particular year and that had vested as at December 31, 2014; (iv) value (as at December 31, 2014) attributed to PSUs, which assumes a 100% performance factor, that were granted in that particular year and that have not vested as at December 31, 2014; (v) value attributed to DSUs that were granted in that particular year, which vested immediately, valued at December 31, 2014; and (vi) value (as at December 31, 2014) attributed to RSUs that were granted in that particular year and that have not matured as at December 31, 2014.

Cost of Management. The following table includes the aggregate total direct compensation for all NEOs compared to Suncor's operating earnings and market capitalization for the years ended December 31, 2014 and 2013.

	2014	2013

Total Direct Compensation of all NEOs(1)(2)	$28.9	$28.2

Total Direct Compensation as a percentage (%) of Operating Earnings(3) at December 31	0.6%	0.6%

Total Compensation as a percentage (%) of Suncor's Market Capitalization at December 31	0.1%	0.1%

(1)
Values reported in millions. Total direct compensation includes salary and annual incentives earned during the particular year reported and the grant date fair value of annual mid- to long-term incentive awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor's 2014 management proxy circular and in this management proxy circular for the particular year reported.

(2)
For 2013, NEOs included Messrs. Williams, Reynish, Little and MacSween, as well as Bart Demosky and Boris Jackman (see 2014 management proxy circular with regards to Messrs. Demosky and Jackman who left Suncor in 2014). For 2014, NEOs include Messrs. Williams, Cowan, Little, MacSween and Reynish. Mr. Cowan commenced employment with Suncor on July 21, 2014.

(3)
Operating earnings is a non-GAAP measure. See the "Advisories" section beginning on page 69 of this management proxy circular.

President and CEO Look Back. In 2006, the HR&CC introduced the practice of annually reviewing a broader analysis of the total compensation earned and accruing to the President and CEO since his appointment and relating it to the TSR during the same period.

In its recent review, the HR&CC related the total accrued compensation earned by the President and CEO since his appointment (in 2012) up to December 31, 2014 to both the absolute increase in market capitalization, and the relative increase in market capitalization versus a relevant index over the same period, and found it to be reasonable. In conducting the review, the committee recognizes that the relevance of the look back analysis increases with the President and CEO's time in the position.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    53

COMPENSATION DISCLOSURE OF NAMED EXECUTIVE OFFICERS

Aggregate Equity Holdings. The following table provides the aggregate equity holdings of the NEOs for the years ended December 31, 2013 and 2014, indicating the net change during 2014 and the total value at risk as at December 31, 2014.

	December 31, 2013					December 31, 2014

Name	Shares	DSUs(1)(2)	PSUs(1)(3)	Options(4)	RSUs(1)	Shares	DSUs(1)(2)		PSUs(1)(3)	Options(4)	RSUs(1)

S.W. WILLIAMS	385 914	40 216	274 938	1 473 000	—	391 803	41 258		292 443	1 929 000	—

A. COWAN	—	—	—	—	—	10 748	9 394	(5)	38 747	152 800	9 436 (6)

M.S. LITTLE	36 392	8 989	93 549	417 048	—	39 652	9 222		103 656	608 000	—

M.R. MACSWEEN	16 857	17 930	73 459	324 000	—	20 739	25 925		80 873	423 400	—

S.D.L. REYNISH	4 803	7 476	71 289	193 800	—	6 935	15 056	(5)	80 873	257 934	7 052 (6)

	Net change during 2014					Value at Risk

Name	Shares	DSUs(1)	PSUs(1)	Options	RSUs(1)	Option- Based Awards Value(7) ($)	Share and Share- Based Awards Value(1)(8) ($)	Total Value at Risk ($)	Multiple of Salary (#)

S.W. WILLIAMS	5 889	1 042	17 505	456 000	—	5 250 220	26 771 090	32 021 310	23.3

A. COWAN	10 748	9 394	38 747	152 800	9 436	—	2 521 181	2 521 181	4.0

M.S. LITTLE	3 260	233	10 107	190 952	—	1 254 350	5 628 360	6 882 710	10.6

M.R. MACSWEEN	3 882	7 995	7 415	99 400	—	724 800	4 706 131	5 430 931	10.1

S.D.L. REYNISH	2 132	7 580	9 585	64 134	7 052	506 141	4 055 916	4 562 057	8.3

(1)
DSUs, PSUs and RSUs include dividend reinvestment. DSUs, PSUs and RSUs are rounded for display purposes.

(2)
NEOs may elect to receive a portion of their AIP award in DSUs in lieu of cash.

(3)
Excludes PSU grants that vested December 31, 2013, in the case of values reported for 2013, and PSU grants that vested December 31, 2014, in the case of values reported for 2014.

(4)
In the case of values reported for 2013, excludes performance-based options under the Sunshare 2012 Performance Share Option Plan (the "SunShare 2012 Plan") which were cancelled on January 1, 2013 as performance conditions were not met, but continued to include performance-based options issued under the Sunshare 2012 Plan for which performance conditions were previously met. In the case of values reported for 2014, excludes SunShare 2012 options as all remaining options expired with no value.

(5)
Mr. Cowan received a one-time DSU grant upon hire. Mr. Reynish received DSUs upon hire in 2012 which were granted in two instalments: half at hire and half in 2014.

(6)
Mr. Cowan received a one-time RSU grant upon hire. Mr. Reynish was awarded a one-time RSU grant in recognition of his role as interim Chief Financial Officer.

(7)
Value of options is based on the "in-the-money" amount of the exercisable and non-exercisable options held as at December 31, 2014. The "in-the-money" amount is the difference between the closing price of a Suncor common share on the TSX as at December 31, 2014 ($36.90) and the exercise price of the option.

(8)
Share-Based Awards include the value of DSUs, PSUs and RSUs and is calculated based on the actual units, including the fractional units, as at December 31, 2014. Value of shares and share-based awards is calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2014 ($36.90). PSUs are projected at a 100% payout.

54   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Summary Compensation Table. The following table provides information concerning compensation paid to the NEOs for the years ended December 31, 2014, 2013 and 2012.

Name and Principal		Salary	Share- Based Awards(1)(3)	Option- Based Awards(2)(3)	Non-equity incentive plan compensation ($)		Pension Value(5)	All Other Compensation(6)	Total Compensation(3)
Position	Year	($)	($)	($)	Annual(4)	Long-Term	($)	($)	($)

S.W. WILLIAMS	2014	1 361 731	4 955 500	3 894 000	2 055 000	—	(37 500)	155 945	12 384 676

President and Chief	2013	1 291 346	4 687 224	4 453 600	2 420 000	—	(162 500)	149 560	12 839 230

Executive Officer(7)	2012	1 222 423	3 436 242	3 435 869	2 080 000	—	1 570 600	138 801	11 883 935

A. COWAN	2014	274 038	2 442 483	1 081 824	300 000	—	217 800	300 000	4 616 145

Executive Vice	2013	—	—	—	—	—	—	—	—

President and Chief	2012	—	—	—	—	—	—	—	—
Financial Officer(8)

M.S. LITTLE	2014	642 923	1 892 100	1 486 800	575 000	—	701 300	50 145	5 348 268

Executive Vice	2013	603 077	1 541 850	1 465 000	700 000	—	814 000	50 797	5 174 724

President,	2012	558 154	1 214 225	1 213 758	580 000	—	727 000	47 721	4 340 858
Upstream

M.R. MACSWEEN	2014	534 692	1 441 600	1 132 800	600 000	—	594 600	29 971	4 333 663

Executive Vice	2013	503 942	1 233 480	1 172 000	540 000	—	751 400	33,952	4 234 774

President,	2012	474 673	934 127	933 660	485 000	—	971 600	34,094	3 833 154
Major Projects

S.D.L. REYNISH	2014	545 577	1 974 632	1 132 800	550 000	—	517 000	36 276	4 756 285

Executive Vice	2013	520 673	1 233 480	1 172 000	530 000	—	370 300	37 836	3 864 289

President,	2012	496 154	1 124 418	875 773	485 000	—	279 400	150 000	3 410 745
Strategy &
Corporate
Development(9)

(1)
For 2013 and 2014 share-based awards, as well as DSUs granted in 2012, the fair value of awards at the grant date reflects the number of PSUs, RSUs or DSUs awarded multiplied by the grant price. We use this methodology for consistency with market practice and with the methodology used in competitive market analysis. For PSUs, the fair value of awards calculated using this methodology may differ from the value reported for accounting purposes, which reports a fair value for PSUs based on the Monte Carlo simulation methodology at the end of each period, in accordance with IFRS. For PSUs and RSUs, the grant price is calculated as the average of the high and low common share prices on the five trading days preceding the grant date. For DSUs, the grant price is calculated as the average of the high and low common share prices on the trading day preceding the grant date. For the grant prices of share-based awards granted to the NEOs, see Schedule D.

For 2012 PSU awards, the fair value of awards at the grant date reflects the number of PSUs awarded multiplied by the value calculated using Towers Watson's binomial valuation methodology, as described in the 2013 and 2014 management proxy circulars.

(2)
Effective January 1, 2013, Suncor commenced valuing its option-based awards using the Black Scholes methodology, which is in accordance with IFRS, for consistency with the accounting valuation. For 2013 and 2014 option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price. The fair value of the 2014 option award was $7.08. The fair value was calculated using the following assumptions: common share weighted average price of $36.29, expected life of 4.5 years, volatility of 28.3%, risk free rate of 1.51% and dividend yield of 2.50%.

For 2012 option-based awards, the fair value of awards at the grant date reflects the number of options awarded multiplied by the value calculated using Towers Watson's binomial valuation methodology, as described in the 2013 and 2014 management proxy circulars.

(3)
Accounting Valuation Comparison.   Suncor changed its equity valuation methodology beginning in 2013. For comparison purposes, a supplementary Summary Compensation Table for the President and CEO is provided below, which shows what the grant date fair values for share-based and option-based awards would have been in 2012 had we used the methodologies outlined in footnotes (1) and (2).
		Salary	Share- Based Awards	Option- Based Awards	Non-equity incentive plan compensation ($)		Pension Value	All Other Compensation	Total Compensation
Name and Position	Year	($)	($)	($)	Annual	Long-Term	($)	($)	($)

S.W. WILLIAMS	2014	1 361 731	4 955 500	3 894 000	2 055 000	—	(37 500)	155 945	12 384 676

President and Chief	2013	1 291 346	4 687 224	4 453 600	2 420 000	—	(162 500)	149 560	12 839 230

Executive Officer	2012	1 222 423	4 242 274	4 909 120	2 080 000	—	1 570 600	138 801	14 163 218

(4)
Consists solely of AIP. Awards earned and included under AIP for 2014 performance were paid in 2015. Similarly, awards earned and included for 2013 and 2012 were paid in the year following the year in which they were earned.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    55

(5)
The Pension Value reflects the compensatory change as disclosed in the tables under the "Defined Benefits Plans" and, where applicable, the "Defined Contribution Plans" sections on page 59 of this management proxy circular.

(6)
For Messrs. Williams, Little, MacSween and Reynish, All Other Compensation for 2014 includes actual costs incurred by Suncor related to company contributions to the Suncor savings and benefit plans which provides up to 7.5% of basic earnings on a matching basis on behalf of the individual. For Mr. Cowan, the value of $300,000 is a portion of a $450,000 cash payment to recognize a loss of compensation experienced when leaving his previous employer. The remainder will be paid one year following his hire date. For Mr. Little, value also includes gross ups for taxes associated with Sunjet flights. For Mr. Williams, value also includes the aggregate total of annual perquisites and other personal benefits including a flexible perquisite allowance of $50,000 which is a taxable benefit that is paid in two installments semi-annually. With the exception of Mr. Williams, the aggregate amount of annual perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the total annual salary for each NEO for the 2014 financial year and are not included in the All Other Compensation value.

(7)
Effective May 1, 2012, Mr. Williams was appointed Chief Executive Officer. Until May 1, 2012, Mr. Williams was Chief Operating Officer. Mr. Williams was appointed President on December 1, 2011.

(8)
Mr. Cowan was appointed Executive Vice President and Chief Financial Officer effective July 21, 2014. Mr. Cowan received a one-time DSU grant and a one-time RSU grant at hire.

(9)
Mr. Reynish was appointed Executive Vice President, Oil Sands Ventures effective January 3, 2012 and remained in that position until January 1, 2014. Effective January 1, 2014, Mr. Reynish became Executive Vice President, Strategy & Corporate Development. During the period from December 9, 2013 until July 20, 2014, he also acted as interim Chief Financial Officer. Mr. Reynish received an RSU award in recognition of his role as interim Chief Financial Officer.

Share-Based Awards and Option-Based Awards. The following table provides certain information about option-based awards and share-based awards outstanding for the NEOs as at December 31, 2014. For further details, including the exercise price and expiration date, of each option-based award held by the NEOs as at December 31, 2014, see Schedule D.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised "in-the-money" options(1) ($)	Aggregate number of shares or units of shares that have not vested(2)	Aggregate market or payout value of share- based awards that have not vested(2)(3) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(4) ($)

S.W. WILLIAMS	1 929 000	5 250 220	292 443	10 791 152	8 127 303

A. COWAN	152 800	—	48 183	1 777 938	346 642

M.S. LITTLE	608 000	1 254 350	103 656	3 824 922	2 674 175

M.R. MACSWEEN	423 400	724 800	80 873	2 984 226	2 752 146

S.D.L. REYNISH	257 934	506 141	87 926	3 244 457	2 238 546

(1)
Value of options is based on the "in-the-money" amount of the exercisable and non-exercisable options held as at December 31, 2014. The "in-the-money" amount is the difference between the closing price of a Suncor common share on the TSX as at December 31, 2014 ($36.90) and the exercise price of the option.

(2)
Includes PSUs granted under the PSU Plan which were held by the NEOs as at December 31, 2014. Excludes PSUs issued in 2012 that vested December 31, 2014. In the case of Messrs. Cowan and Reynish, also includes RSUs granted under the RSU Plan which were held as at December 31, 2014. The total number of PSUs and RSUs, if applicable, are rounded for display purposes.

(3)
Value of PSUs is calculated based on the actual units, including the fractional units, multiplied by the closing price of a Suncor common share on the TSX as at December 31, 2014 ($36.90). PSUs are projected to pay out at target. Under the PSU Plan, PSUs may vest between 0% and 200% based on performance at the end of the three-year period. See "Summary of Incentive Plans – Performance Share Unit Plan" on page 63 of this management proxy circular for details. Value of RSUs is calculated based on the actual units, including the fractional units, multiplied by the closing price of a Suncor common share on the TSX as at December 31, 2014 ($36.90).

(4)
Share-based awards include DSUs granted under the DSU Plan which were held by the NEOs as at December 31, 2014. DSUs cannot be redeemed until an NEO ceases to be an employee. Value of DSUs calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2014 ($36.90). For Messrs. Williams, Little, MacSween and Reynish, this amount also includes PSUs issued in 2012 under the PSU Plan that vested on December 31, 2014 and paid out in February 2015. The value of these PSUs is based on actual payout.

56   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Incentive Plan Awards – Value Vested or Earned During the Year. The following table provides the value of option-based awards and share-based awards that vested during the year ended December 31, 2014, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2014, for the NEOs.

Name	Option-Based awards – Value vested during the year (as at vesting date)(1) ($)	Share-Based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year(4) ($)

S.W. WILLIAMS	931 760	6 604 896	2 055 000

A. COWAN	—	399 983	300 000

M.S. LITTLE	314 437	2 333 895	575 000

M.R. MACSWEEN	248 000	2 065 511	600 000

S.D.L. REYNISH	242 499	1 944 421	550 000

(1)
For Messrs. Williams, Little and MacSween, one-third of each of the options that were granted under the SOP in 2011, 2012 and 2013 vested in 2014, and for Mr. Reynish, one-third of the options granted under the SOP in 2012 and 2013 vested in 2014.

(2)
For Messrs. Williams, Little, MacSween and Reynish, this amount includes PSUs issued in 2012 under the PSU Plan that vested on December 31, 2014 and paid out in February 2015. Values reflected are based on actual payout.

(3)
For Mr. Cowan, this amount represents DSUs issued at hire under the DSU Plan. For Mr. MacSween, this amount includes DSUs issued in lieu of a cash award for part of his 2013 AIP, which was granted in 2014. Value of DSUs calculated based on grant price.

(4)
Refers to annual incentive payouts made under the AIP that paid out in February 2015, for recognition of performance in 2014.

Option Exercises – Value Realized During the Year. The following table provides the number of Suncor common shares acquired upon the exercise of options as well as the aggregate value realized upon the exercise of these options during the year ended December 31, 2014 for the NEOs.

Name	Common Shares Acquired on Option Exercise	Aggregate Value Realized(1) ($)

S.W. WILLIAMS	50 000	956 470

A. COWAN	—	—

M.S. LITTLE	—	—

M.R. MACSWEEN	49 000	597 040

S.D.L. REYNISH	95 866	955 590

(1)
The aggregate value realized equals the difference between the value of the option and the market price of the Suncor common shares on the TSX at time of exercise.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    57

Suncor Retirement Arrangements. The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees and former employees, including Messrs. Williams, Cowan, Little, MacSween and Reynish. Retirement income is based on a defined contribution account balance, or depending upon the employees' eligibility, based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance. Messrs. Williams, Little, MacSween and Reynish participate in the combination provision of the plan. Mr. Cowan participates in the defined contribution provision.

In addition to the pension provided under the Suncor Energy Pension Plan, certain executive officers may receive supplemental retirement payments under the terms of the SERP. Under the terms of the SERP, any new participants must be approved by the HR&CC. Ten persons who are currently members of Suncor senior management were participants in the SERP as at December 31, 2014.

"The SERP design features support attracting key mid-career senior executives, balanced with responsible governance of pension obligations."

The SERP is a non-registered supplemental retirement arrangement designed to attract mid-career executives with a competitive career based pension that features an up-front accrual. This attraction element is balanced by features that limit the executive pension by: (i) requiring that an executive provide five years of service to be entitled to SERP benefits, which is five years more than the service required under the Suncor Energy Pension Plan; (ii) limiting service to Suncor related experience only, both for vesting and benefit accrual purposes; (iii) limiting the executive's total pension to 50%, unless there is total service greater than 25 years, in which case the maximum is 70% of executive remuneration; and (iv) limiting executive remuneration to a maximum of two times base salary (base salary plus annual incentive target bonus of up to 100% of base salary). All of the NEOs are members of the SERP. Additional details of the SERP follow.

•
Executive employment commences at the date of entry into the SERP.

•
The SERP pension is based on the executive's remuneration multiplied by a combined accrual rate of 5%, multiplied by the number of years of executive employment plus a pension formula percentage determined in respect of the Suncor Energy Pension Plan relating to service prior to becoming an executive, limited to a combined accrual rate of 50%. The pension increases by an additional 1.5% of the executive's remuneration for executive employment earned after the executive completes 25 years of service. The total pension is limited to 70% of the executive's remuneration, as described below.

•
Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service. Target bonus cannot exceed 80% of base salary for Senior Vice Presidents and Executive Vice Presidents and 100% for the CEO.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change of control, or a loss of employment upon or after the occurrence of certain specified events.

•
SERP payments for retirement prior to age 60 will be reduced by 5/12th of 1% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60.

•
The normal form of payment on retirement, and the basis on which benefits in the table under "Defined Benefit Plans" are computed is, for married employees, joint and survivor, with 50% to the non-member surviving spouse; and for single employees, for life, with ten years guaranteed.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under the SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

•
Trust arrangements have been established to provide for the long-term funding of Suncor's non-U.S. taxpayer SERP obligations.

58   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

Defined Benefit Plans. The following table summarizes the retirement income of each of the NEOs under the defined benefit provisions of Suncor's pension arrangements.

		Annual Benefits Payable(2)
Name	Number of years credited service(1)	As at December 31, 2014 ($)	At age 65 ($)	Defined Benefit Obligation as at January 1, 2014(3) ($)	Compensatory change(4) ($)	Non- compensatory change(5) ($)	Defined Benefit Obligation as at December 31, 2014(3) ($)

S.W. WILLIAMS	13	1 282 768	1 282 070	17 812 445	39 261	3 586 696	21 359 880

A. COWAN	—	22 776	543 407	—	204 098	71 152	275 250

M.S. LITTLE	6	320 388	522 885	3 495 285	699 539	1 116 503	5 311 327

M.R. MACSWEEN	19	293 447	587 625	3 156 264	592 839	1 106 552	4 855 655

S.D.L. REYNISH	3	134 202	453 783	971 022	515 239	379 605	1 865 866

(1)
For Mr. MacSween, credited service reflects executive employment plus 16 years of service accrued under the Suncor Energy Pension Plan prior to becoming an executive.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits that would be received by the NEO upon retirement at December 31, 2014 and at age 65 based on actual or projected pensionable service to the stated date and actual pensionable earnings as at December 31, 2014.

(3)
The defined benefit obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the pension obligation as disclosed by Suncor in its consolidated financial statements. See note 23 in Suncor's consolidated financial statements for the year ended December 31, 2014. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
Compensatory change represents the increase (decrease) in the pension obligation for 2014 related to the annual service cost, compensation changes higher or lower than assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(5)
Includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

Defined Contribution Plans. Under the combination provision of the Suncor Energy Pension Plan, applicable to Messrs. Williams, Little, MacSween and Reynish, Suncor makes contributions to the defined contribution accounts for all employees of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis. For employees participating only in the defined contribution provision, including Mr. Cowan, Suncor contributes 5% to 9% of basic earnings depending upon years of service with the company, plus up to an additional 2.5% on a 50% matching basis. All contributions to the defined contribution accounts are subject to maximum levels.

Under the Suncor Energy Pension Plan, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan; an employee's investment return is based upon the market returns earned by each fund in which the employee has chosen to invest his contributions. At retirement, employees may transfer the balance of their accounts to a pension account as prescribed by law or the company may purchase an annuity on behalf of the employee.

The following table summarizes the defined contributions accounts of each of the NEOs.

Name	Accumulated value as at January 1, 2014 ($)	Compensatory ($)	Accumulated value as at December 31, 2014 ($)

S.W. WILLIAMS	23 452	1 761	27 459

A. COWAN	—	13 702	13 950

M.S. LITTLE	23 818	1 761	28 912

M.R. MACSWEEN	159 108	1 761	178 504

S.D.L. REYNISH	28 854	1 761	34 348

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    59

TERMINATION AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

Termination Agreements

Suncor has employment termination agreements with each of the NEOs.

Quick Facts
Termination agreements:
✓ are in place with the President and
    CEO and nine of Suncor's senior
    executives;

✓ provide a 24-month notice period;

✓ are "double trigger" on a change of
    control;

✓ are reviewed annually by the
    HR&CC; and

✓ are updated periodically for new
    participants based on governance
trends and best practice.

NEOs are compensated based on their remuneration, in the event of termination of employment ("Termination Event") by Suncor, other than for just cause, and by the individual within 120 days following a constructive dismissal event.

Notice Period Provisions. For the NEOs, should a Termination Event occur, the termination agreements provide a 24-month notice period. Cash payments are provided (i) for base salary and annual incentive during the notice period, (ii) for SOP (as defined on page 44) options which, but for the Termination Event, would have become exercisable during the notice period unless the NEO is eligible for retirement, in which case, under the terms of the SOP, unvested options would vest immediately and the option term would be reduced to the earlier of three years or expiry, and (iii) for PSUs and RSUs that would pay out during the notice period based on a performance factor calculated as at the date of termination unless the NEO is eligible for retirement, in which case the PSUs and RSUs would be held until the end of the performance or maturity period (in the case of RSUs) and paid per the terms of the PSU and RSU plans, and for Mr. Cowan that are pro-rated for the period he was employed during the grant period. The NEOs receive credited service under the SERP for the notice period.

Double Trigger Provisions and Change of Control. Suncor's termination agreements with the NEOs are "double trigger", and as such provide for payments based only upon involuntary termination or constructive dismissal on a change of control.

For stock option grants made beginning in 2012, the Board approved amendments to the SOP requiring a "double trigger" for immediate vesting, subject to certain exceptions where the double trigger is not required for vesting (including at the discretion of the Board).

For PSUs and RSUs granted beginning in 2012, the Board approved amendments to the plans governing PSUs and RSUs adding a "double trigger" requirement to vest or mature (in the case of RSUs) on a change of control, subject to Suncor performance measured at the change of control date.

Under the SOP, the PSU Plan and the Restricted Share Unit Plan (the "RSU Plan"), a change of control generally includes a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.

NEOs with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change of control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

Governance. The HR&CC annually reviews the status of termination agreements and change of control arrangements for Suncor's senior executives and periodically reviews current governance trends and market practices. Based on the HR&CC's review of governance trends and market practices, amendments may be made to agreements for new participants.

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Termination and Change of Control Benefits

The table below shows the incremental amounts to which the NEOs would be entitled to under the circumstance of a termination and/or change of control on December 31, 2014.

Type of Termination(1)	Base Salary ($)	Short-Term Incentive(2) ($)	Long-Term Incentive(3)(4) ($)		Pension ($)	Total Payout ($)

S.W. WILLIAMS

Resignation(5)	—	—	1 882 386		—	1 882 386

Retirement	—	—	1 882 386		—	1 882 386

Termination (Without Cause)	2 750 000	3 437 500	1 882 326		1 465 042	9 534 928

Change of Control(6)	2 750 000	3 437 500	1 882 326	(9)	1 465 042	9 534 928

Change of Control(7)	—	—	1 882 326	(9)	—	1 882 386

A. COWAN

Resignation	—	—	—		—	—

Retirement(8)	—	—	—		—	—

Termination (Without Cause)	1 250 000	937 500	—		262 642	2 450 142

Change of Control(6)	1 250 000	937 500	2 872 344		1 420 828	6 480 672

Change of Control(7)	—	—	—		245 583	245 583

M.S. LITTLE

Resignation	—	—	—		—	—

Retirement(8)	—	—	—		—	—

Termination (Without Cause)	1 300 000	975 000	5 984 207		2 066 714	10 325 921

Change of Control(6)	1 300 000	975 000	6 044 407		2 066 714	10 386 121

Change of Control(7)	—	—	—		—	—

M.R. MACSWEEN

Resignation	—	—	—		—	—

Retirement(8)	—	—	—		—	—

Termination (Without Cause)	1 080 000	810 000	4 645 254		2 470 708	9 005 962

Change of Control(6)	1 080 000	810 000	4 691 121		2 470 708	9 051 829

Change of Control(7)	—	—	—		1 043 510	1 043 510

S.D.L. REYNISH

Resignation(5)	—	—	506 141		—	506 141

Retirement	—	—	506 141		—	506 141

Termination (Without Cause)	1 100 000	825 000	506 141		307 658	2 738 799

Change of Control(6)	1 100 000	825 000	506 141	(9)	3 352 834	5 783 975

Change of Control(7)	—	—	506 141	(9)	1 780 509	2 286 650

(1)
In the case of all the NEOs, for termination with cause, no incremental value will be realized.
(2)
Short-Term Incentives include incremental annual bonus entitlement.
(3)
In the case of Mr. Cowan for termination (without cause), Long-Term Incentive includes the incremental value of "in-the-money" unvested option-based awards that vest during the notice period, calculated as the difference between the closing price of a Suncor common share on the TSX as at December 31, 2014 ($36.90) and the exercise price of the option. The options that would have vested during the notice period are not "in-the-money". Under a change of control with involuntary termination, Long-Term Incentive includes the incremental value of all "in-the-money" unvested option-based awards that vest at termination, calculated in the case of a termination (without cause) noted above, and the incremental value of PSUs and RSUs held that vest at termination, calculated as per the applicable Plan. PSUs are based on the performance level at December 31, 2014.
(4)
In the case of Messrs. Little and MacSween, for termination (without cause), Long-Term Incentive includes the incremental value of all "in-the-money" unvested option-based awards that vest during the notice period, calculated as the difference between the closing price of a Suncor common share on the TSX as at December 31, 2014 ($36.90) and the exercise price of the option, and the incremental value of PSUs held, calculated as per the PSU plan and based on performance level at December 31, 2014. Under a change of control with involuntary termination, Long-Term Incentive includes the incremental value of all "in-the-money" unvested option-based awards and the incremental value of PSUs held that vest at termination, calculated as in the case of a termination (without cause) noted above.

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(5)
In the event of their resignation, Messrs. Williams and Reynish are retirement eligible. The value includes the incremental value of all "in-the-money" unvested option-based awards held that vest as a result of their resignation. The values are calculated as the difference between the closing price of a Suncor common share on the TSX at December 31, 2014 ($36.90) and the exercise price of the option.
(6)
Assumes involuntary termination on change of control.
(7)
Assumes voluntary termination on change of control.
(8)
Messrs. Cowan, Little and MacSween were not eligible for retirement as of December 31, 2014.
(9)
In the case of Messrs. Williams and Reynish, value includes the incremental value of all "in-the-money" unvested option-based awards held that vest as a result of retirement, which they could voluntarily choose to do on a change of control. The values are calculated as the difference between the closing price of a Suncor common share on the TSX at December 31, 2014 ($36.90) and the exercise price of the option.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No current or proposed director, executive officer or employee of Suncor, or any former director, executive officer or employee of Suncor, or any associate of any of the foregoing, is, or has been at any time during 2014, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

SUMMARY OF INCENTIVE PLANS

The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	23 565 441	35.87	24 484 607

Equity compensation plans not approved by security holders	3 898 074	43.61	—

Total	27 463 515	36.97	24 484 607

The numbers shown beside "Equity compensation plans approved by security holders" refer to options granted under the SOP, the closed Suncor Executive Stock Plan (the "ESP") and the closed Petro-Canada Employee Stock Option Plan (the "PCSOP"). The numbers shown beside "Equity compensation plans not approved by security holders" refer to the closed Suncor Key Contributor Stock Option Plan (the "SKCSO").

Suncor Energy Stock Option Plan. The SOP provides for the grant of stock options to purchase Suncor common shares, as well as the grant of stock appreciation rights ("SARs") and limited appreciation rights ("LARs"), to eligible employees of Suncor. Eligible employees are persons who provide services to Suncor or any of its subsidiaries or partnerships and for whom we are required by law to make income source withholdings.

Options entitle the holder to purchase Suncor common shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Where SARs are granted on a stand-alone basis, each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a share on exercise and the Market Value of a Suncor common share on the date of grant. The options and SARs generally have a term of seven years with a vesting schedule of one third per year over three years. "Market Value" means the simple average of the daily high and low prices at which Suncor common shares were traded in one or more board lots on the TSX over the five trading days immediately preceding the date of grant or exercise date, as the case may be. The exercise price of each option granted cannot be less than the fair market value of a common share at the time of grant.

Due to legislative changes in 2010 under the Income Tax Act (Canada), Suncor no longer grants SARs or tandem SARs to Canadian employees. In 2012, the Board approved discontinuing the practice of providing LARs for options granted under the SOP effective January 1, 2013.

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Performance Share Unit Plan. PSUs form 50% of the equity component of target total direct compensation for executives. A PSU award may pay out based on a vesting level between 0% and 200% of the number of PSUs initially awarded contingent upon Suncor's performance relative to a peer group of companies over a three-year period. PSUs provide for notional dividend re-investment.

The peer group for a PSU award is chosen based on size and business scope criteria approved by the HR&CC includes primarily North American energy companies. The PSU peer group is reviewed, adjusted as appropriate and approved by the HR&CC for each annual grant.

The peer group and related information for the 2013 and 2014 PSU awards are displayed below.

Anadarko Petroleum Corporation	Chevron Corporation	Husky Energy Inc.
Apache Corp.	ConocoPhillips	Imperial Oil Ltd.
BP plc	Devon Energy Corporation	Marathon Oil Corporation
Canadian Natural Resources Limited	EOG Resources Inc.	Occidental Petroleum Corporation
Cenovus Energy Inc.	Hess Corporation	Total SA

Distribution	Revenue(1) (Billions) ($)	Market Capitalization(2) (Billions) ($)	Assets(1) (Billions) ($)

25th percentile	14.6	27.2	40.7

Median	16.8	42.4	59.0

75th Percentile	37.2	85.7	106.6

Suncor	31.4	53.4	79.6

Suncor Percentile Ranking	73%	60%	67%

(1)
Percentile rank for Revenue and Assets is based on information reported for the nine months ended September 30, 2014. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2014.

(2)
Percentile rank for Market Capitalization is based on information reported as of December 31, 2014. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2014.

The basis for vesting of PSU awards after January 1, 2013 is determined based on Suncor's TSR relative to peer companies and its resulting company grouping rank as displayed in the table below.

Company TSR Rank	Performance Factor (% of PSUs vesting)

1-3	200%

4-5	175%

6-7	150%

8-9	100%

10-11	75%

12-13	50%

14 and below	0%

At the end of the three-year performance period, TSR is measured, company grouping rank and performance factor are determined and, if applicable, a payout is made to participants in cash. The final payout value is based on the number of vested PSUs (including dividend equivalents) multiplied by the market price of a Suncor common share, as calculated under the PSU Plan provisions.

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Since inception in 2004, the PSU vesting levels based on relative TSR performance have been as follows:

PSU Grant Year	Vesting Level

2004	100%

2005	100%

2006	Bottom Quartile / 0%

2007	Bottom Quartile / 0%

2008	Bottom Quartile / 0%

2009	112%

2010	111%

2011	57%

2012	135%

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market toward satisfying any unmet share ownership guidelines.

Restricted Share Unit Plan. The RSU Plan was established in January 2009 by the HR&CC. Under the plan, RSUs may be granted to key employees, senior managers and executives of Suncor as part of their competitive compensation in order to increase the retention aspect of the overall equity programs, as well as to further align participants with shareholder interests.

Each RSU is a right to a cash payment, equivalent in value to one Suncor common share based on the value of Suncor's average common share price for the last 20 trading days of the restricted period. Awards under the RSU Plan are administered by the HR&CC. RSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. The RSU Plan was amended in 2009 to provide for notional dividend reinvestment for grants after January 1, 2010.

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Closed Plans. The following table provides the key terms of the Suncor equity based plans that are closed to new grants.

Year Approved	Plan Name(1)(2)	Award Type	No. Outstanding at February 23, 2015 (% of outstanding shares)	Vesting Schedule	Expiry(3)	Performance Conditions

1992	Suncor Executive Stock Plan ("ESP")	Option	1 971 292 (0.14%)	1/3 per yr over 3 yrs	10 years	No

1997	Petro-Canada Restricted Stock Unit Plan (Non-Employee Directors of Petro-Canada) (closed Dec. 31, 2003) ("PCRSU")	RSU	4 312	—	—	No

2000	Petro-Canada Deferred Stock Unit Plans (Eligible Employees of Petro-Canada) ("PCDSU")(4)	DSU	37 266	—	—	No

2004	Petro-Canada Employee Stock Option Plan ("PCSOP")	Option	620 450 (0.04%)	1/4 per yr over 4 yrs	7 years	No

2004	Suncor Key Contributor Stock Option Plan ("SKCSO")	Option	3 691 272 (0.26%)	1/3 per yr over 3 yrs	10 years	No

2004	Petro-Canada Deferred Stock Unit Plan (Non-Employee Directors of Petro-Canada) ("PCCDSU")(5)	DSU	33 865	—	—	No

2007	Petro-Canada Stock Appreciation Rights Plan ("PCSAR")(6)	SAR	1 235 476	1/4 per yr over 4 yrs	7 years	No

(1)
All plans closed effective August 1, 2009, unless otherwise noted.

(2)
The SunShare 2012 Plan expired during 2014, and all remaining options were cancelled without the NEOs realizing any value.

(3)
Period of time from grant date until maximum expiry. Where no period indicated, award will be automatically redeemed no later than 23 months following termination of employment, unless redeemed earlier under the terms of the respective plan.

(4)
This plan allowed eligible employees (as that term is defined in the plan) to elect to have their bonus payable in the next calendar year in DSUs.

(5)
Members (as that term is defined in the plan) could elect to receive all or a portion of their annual Board retainer and meeting fees in DSUs.

(6)
The PCSAR Plan provides a cash payment to participants equal to the appreciation in share price between the date the SARs were granted and the date the SARs are exercised. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the Management Resources and Compensation Committee of Petro-Canada in its discretion at the time the SARs were granted. The exercise price per SAR cannot be less than the closing price of the common shares on the TSX on the day preceding the day the SAR was granted.

Aggregate Potential Dilution. The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plans was 3.5% at February 23, 2015. Suncor has no other equity compensation plans involving newly issued securities.

2014 Grant Rate (Run Rate): Stock options granted under the SOP in 2014 of 5,934,800 totaled less than 1% (approximately 0.4%) of shares outstanding at the end of 2014.

Additional Terms of Equity Compensation Plans:

•
Each of the SOP, and the closed ESP and SKCSO contains an amendment provision providing that the Board may amend, suspend or terminate the respective plan as it, in its discretion, may determine, without shareholder approval except for those amendments specifically requiring shareholder approval as mandated by the respective plan including: (a) an increase in the number of securities reserved under the plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder (other than as may be permitted by the TSX); (c) an amendment that extends the term of an award beyond its original expiry; (d) allowing awards granted under the plan to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendment that increases the maximum number of options available for annual grants to non-employee directors.

•
The PCSOP contains an amendment provision providing that the HR&CC may amend the plan: (a) to make formal, minor or technical modifications to any of the provisions; (b) to change any of the provisions provided the change is not materially prejudicial to the interests of the option holders; or (c) to correct any ambiguity, defective provisions, error or omissions in the provisions of the plan provided that the rights of the option holders are not prejudiced by the correction. Subject to the obtaining of any required regulatory or other approvals, any other amendment is only effective after it has been approved by option holders, in accordance with the plan.

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•
No one person or company is entitled to receive more than 5% of the issued and outstanding Suncor common shares pursuant to all equity-based compensation arrangements.

•
Upon a change of control, awards that have been granted under the SOP that remain outstanding on the change of control will be substituted with new awards on substantially the same terms and conditions. Provided the foregoing occurs, a holder's options will not vest upon or in connection with a change of control unless his or her employment is terminated within 12 months of the change of control (other than for cause), in which case the options will vest upon the holder's termination and shall expire three months following the termination date. However, where options that remain outstanding on a change of control are not substituted with new awards on substantially the same terms and in certain other circumstances (including at the discretion of the Board), the outstanding awards will immediately become exercisable. Any award not so exercised will expire at the closing of the change of control transaction.

•
Suncor's equity compensation plans provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all Suncor common shares.

•
The aggregate number of Suncor common shares which may be reserved for issuance under the SOP and all other security based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Company Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

•
Pursuant to the SOP, in the event of an employee's involuntary termination (other than for cause, death, permitted leave, retirement or in connection with a change of control) or voluntary termination of employment, unvested options expire immediately and vested options expire no later than three months from such termination. In the event of the holder's death, all options become exercisable by the holder's estate and shall expire no later than 12 months after the date of death. In the event of the holder's retirement, all options become exercisable and shall expire no later than 36 months after the date of retirement. If a holder is absent from work as a result of a permitted leave, the holder's options shall continue to vest for a period of 24 months from the date of commencement of the leave and the right to exercise such holder's options shall terminate no later than the expiration of 12 months from the date that is 24 months from the date of commencement of the leave. If the holder has not returned to active service prior to the expiration of 24 months from the date of commencement of the permitted leave then the holder's options which were not exercisable 24 months from the date of commencement of such leave shall immediately terminate. In the event of involuntary termination for cause, all options expire on the date of such termination.

•
Pursuant to the ESP and the SKCSO, in the event of an employee's involuntary or voluntary termination of employment, unvested options expire immediately and vested options expire no later than six months from such termination. Vested options expire no later than 12 months after termination of employment due to death and no later than 36 months after termination of employment due to retirement. If a holder becomes entitled to disability benefits, the holder's options shall continue to vest for a period of 24 months from the date of entitlement to disability benefits and the right to exercise such holder's options shall terminate no later than the expiration of twelve months from the date that is 24 months from the date of commencement of such entitlement. If the holder has not returned to active service as an employee prior to the expiration of 24 months from entitlement to disability benefits then the holder's options which were not exercisable 24 months from the date of entitlement shall immediately terminate. There are no remaining unvested options under the ESP or the SKCSO.

•
Pursuant to the PCSOP, unless otherwise determined at the time of grant, in the event of: (a) the death of an option holder, all options shall immediately vest with one year to exercise or until the normal expiry date if earlier; (b) voluntary retirement of an option holder, all options held shall immediately vest upon the date of retirement and may be exercised after vesting for up to three years after retirement or until the normal expiry date, if earlier; (c) the termination without cause of the option holder's employment, options vested on the effective date of the termination may be exercised within the earlier of 90 days of the effective date of termination or the normal expiry date and all other options expire immediately; and (d) termination with cause of the option holder's employment or voluntary resignation (other than at retirement), all options expire immediately. There are no remaining unvested options under the PCSOP.

•
The definition of "retirement" in the SOP was amended in 2014 to clarify that, subject to certain exceptions, a plan participant must have a minimum of two years of continuous service prior to retirement before he or she

66   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

  can be treated as having retired under the plan. We did not obtain shareholder approval for this amendment because it did not constitute an amendment under the plan or the rules of the TSX that required shareholder approval.

CLAW BACK POLICY

The Board approved the adoption of a claw back policy for Suncor in 2012. Under the claw back policy, in situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the company's financial statements; and (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines that it is in the company's best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the company's annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

DIRECTORS' AND OFFICERS' INSURANCE

Under policies purchased by Suncor, approximately US$200 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible. In 2014, Suncor paid premiums of approximately US$1.7 million for directors and officers insurance for the 12-month period ending July 1, 2015.

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CORPORATE GOVERNANCE

The Board is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the New York Stock Exchange ("NYSE"). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes Oxley Act of 2002 (collectively, the "SEC Requirements"). NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies ("NYSE Standards"). Based on that review, Suncor's corporate governance practices in 2013 and 2014 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule E attached to this management proxy circular under the heading, "Compliance with NYSE Standards".

Suncor's Statement of Corporate Governance Practices ("Statement") this year is based on the Canadian Requirements, as set out in National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices. This Statement has been approved by the Board, on the recommendation of its Governance Committee. Suncor's Statement can be found in Schedule E attached to this management proxy circular.

ADDITIONAL INFORMATION

Additional information relating to Suncor, including financial information, is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2014 and in its MD&A, which are included in our 2014 Annual Report. Copies of these documents are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

68   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

ADVISORIES

This management proxy circular and the schedules hereto contain certain forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "endeavours" and similar expressions.

Forward-looking statements in this management proxy circular and the schedules hereto include references to: the business of and procedure for the annual general meeting, including the webcast thereof; the composition of the Board following the annual general meeting; management's expectation that none of the nominees for director will be unable to serve as director; the belief that the amendments to By-Law No. 1 and Amended and Restated By-Law No. 2 conform to the published guidelines of major proxy advisory firms; the Board's belief that Amended and Restated By-Law No. 2 sets out a clear and transparent process for all shareholders who intend to nominate directors at a shareholders' meeting; the intended aims of compensation for non-employee directors; the expectation that the current share ownership guideline level for non-employee directors will be maintained for 2015; that no future stock option grants are planned for non-employee directors; the expectation that Suncor's success in the areas of Suncor's value drivers will drive long-term value for shareholders; that Suncor will ensure it continues to drive safety improvements across the company; the belief that Suncor is well positioned to respond to the collapse in oil prices; the expectation that Suncor will continue to take steps to preserve the strength of its balance sheet and its ability to return cash to shareholders; the Board's commitment to ensuring that Suncor's senior executive compensation continues to be aligned with shareholders' interests; estimated values of compensation components and those of the Suncor Compensation Peers; the belief that Suncor's compensation plans, programs, guidelines and policies limit excessive risk; the belief that Suncor's strategic plan balances investment risk and reward; that Suncor's compensation policies and programs do not encourage excessive risk that could have a material adverse effect on Suncor; that the vesting schedule and term of stock options reinforces the goal of building and sustaining long-term value in line with shareholder interests; the HR&CC's conclusion that it does not believe that there are any identified risks arising from the company's compensation policies and practices that are reasonably likely to have a significant adverse impact on the company; that substantive action plans are in development for implementation in 2015 to continue driving safety improvements throughout the Oil Sands business and the company; the expectation that the projects supported and delivered on by Major Projects in 2014 will help to deliver profitable growth to Suncor; Suncor's corporate governance practices and those of the Board of Directors; expectations for Suncor's Board members in carrying out their duties as directors; the expectation that all representatives of Suncor are to conduct business in a safe, fair, honest, respectful and ethical manner; the Board's goal to be a balanced board made up of members with diverse characteristics, experience and tenure; the belief that the Retirement Policy (as defined in Schedule E) and the annual board evaluation process are effective in achieving the appropriate level of renewal of the Board's membership; the anticipated timing of the retirement of directors from the Board; Suncor's belief in diversity amongst Board members and its workforce and plans and goals with respect to diversity; and the expectation that Suncor will continue to evaluate the appropriateness of diversity targets in the future.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    69

Risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the Notices of Reassessment ("NORs") received by Suncor from the Canada Revenue Agency, Ontario, Alberta and Quebec, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the NORs; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail in Suncor's AIF, its MD&A, Form 40-F and other documents it files from time to time with securities regulatory authorities. Copies of these documents and Suncor's audited consolidated financial statements for the year ended December 31, 2014 are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial information is reported in Canadian dollars, unless otherwise noted, and is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2014 and the MD&A, which are included in our 2014 Annual Report. Certain financial measures in this management proxy circular – namely operating earnings, CFOPS, Oil Sands cash operating costs and ROCE – are not prescribed by Canadian GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Advisories – Non-GAAP Financial Measures section of the MD&A and reconciled to GAAP measures in the Financial Information and Segment Results and Analysis sections of the MD&A. ROCE and CFOPS are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of the MD&A. CFOPS and ROCE, for the purposes of the table on page 42 of this management proxy circular, have been further adjusted to take into account adjustments for decisions to take impairments for the Joslyn and Libyan assets and the impact on production in Libya due to political unrest.

70   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

SCHEDULE A: BY-LAW NO. 1

SUNCOR ENERGY INC.

BY-LAW NO. 1

By-laws regulating the business and affairs
of the Corporation

(Amended and Restated as of February 28, 2002, February 28, 2007 and July 30, 2014)

1.     BOARD OF DIRECTORS AND BOARD COMMITTEES

(a)   Number of Directors – Subject to any minimum and maximum number of directors specified in the Articles, the number of directors to be elected at any meeting of shareholders shall be the number of directors then in office, or such other number as has been determined from time to time by resolution of the board of directors.

(b)   Committees – The board of directors may appoint from among their numbers one or more committees of directors, however designated, and subject to the Canada Business Corporations Act and the regulations promulgated thereunder, all as amended from time to time (the "Act"), may delegate to such committee or committees any of the powers of the directors. The board of directors shall appoint a chairman of each such committee to serve at the pleasure of the board. Subject to the Act and By-laws, and unless otherwise determined by resolution of the board of directors, a majority of the members of a committee shall constitute a quorum for meetings of committees, and in all other respects, each such committee shall have the power to determine its own rules of procedure.

2.     MEETINGS OF SHAREHOLDERS

(a)   Place and Time – Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place within Canada on such date and at such time as may be determined from time to time by the board of directors. To the extent permitted by the Act, meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, video conferencing, computer link, webcasting and other similar means.

(b)   Chairman – The Chairman of the Board, if any, or, in his absence or in case of his inability or refusal or failure to act, such other person (other than a person who is an executive officer or employee of the Corporation) as may have been designated by the Chairman of the Board to exercise such function in his absence, shall preside at meetings of shareholders. In the absence of all such persons or, in case of their inability or refusal or failure to act, the persons present entitled to vote shall choose another director as chairman and if no director is present, or if all the directors present refuse to act, then the persons entitled to vote shall choose one of their number to be chairman of the meeting.

(c)   Quorum – At all meetings of shareholders, except meetings at which only holders of one or more classes or one or more series of preferred shares are entitled to vote, it shall be necessary in order to constitute a quorum for two persons entitled to vote at the meeting to be present and for not less than 25 per cent of the outstanding shares of the Corporation which may be voted at the meeting to be represented in person or by proxy or by a duly authorized representative of a shareholder. At all meetings at which only holders of a particular class or series of preferred shares are entitled to vote, it shall be necessary in order to constitute a quorum for two persons entitled to vote at the meeting to be present. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the holders present or represented of a majority of the shares represented at the meeting may adjourn the meeting to a fixed time (at least 24 hours after the time fixed for the meeting) and place, but no other business may be transacted. Notwithstanding the foregoing, at such adjourned meeting the shareholder or shareholders entitled to vote then present or represented shall constitute a quorum.

(d)   Proxies – A shareholder is entitled to vote in person or by proxy or, if a body corporate or an association, by any individual duly authorized by a resolution of the directors or governing body of the body corporate or association. To the

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extent permitted by the Act, the directors may provide for the depositing and tabulation of proxies by telephonic, electronic or other communication means.

(e)   Procedure and Voting at Meetings – The chairman of a meeting of shareholders shall conduct the meeting and shall determine the procedure thereof in all respects. His decision on all matters or things shall be conclusive and binding upon the meeting. Except as may be otherwise prescribed by law, a majority of the votes cast shall be sufficient for all purposes and shall be the decision of the meeting. In case of an equality of votes, the chairman of the meeting shall not have a casting vote in addition to the vote or votes to which he is entitled as a shareholder, a proxyholder or a duly authorized representative of a shareholder. Every matter submitted to a meeting of shareholders for decision shall be decided on a show of hands unless a ballot is required or demanded. The chairman of the meeting may require, or any shareholder or proxyholder may demand, a ballot on any matter either before or after any vote by a show of hands. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. A ballot so required or demanded shall be taken in such manner and either at once or after adjournment, as the chairman of the meeting shall direct. The result of the ballot shall be the decision of the meeting, whether or not a vote by a show of hands shall have been taken previously on the same matter. Every person entitled to vote at a meeting of shareholders shall have one vote on a show of hands and, subject to the articles of the Corporation, upon a ballot shall be entitled to one vote for each share of the Corporation having such voting right which he holds or represents. Notwithstanding the foregoing, to the extent permitted by the Act, a person entitled to vote at a meeting of shareholders may vote by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

(f)   Scrutineers – The chairman of a meeting of shareholders may, or if a ballot is to be taken shall, appoint one or more persons who need not be shareholders to act as scrutineers of the meeting or any adjournment thereof.

(g)   Addresses of Shareholders – Every shareholder shall furnish to the Corporation an address to or at which all notices and documents intended for the shareholder shall be sent. If no address appears in the records of the Corporation, such notice or document may be sent to such address as may be considered to be the most likely to result in the notice or document reaching the shareholder. The accidental omission to give any notice or document to any shareholder shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

(h)   Shareholder Entitled to Certificate of Acknowledgment – Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

3.     MEETINGS OF DIRECTORS

(a)   Place, Time and Notice – Subject to the provisions of any resolution of the board of directors, meetings of the board of directors may be called at any time by the Chairman of the Board, or any two directors, or the President, or in the absence or disability of the President, any two Vice-Presidents, or by order of the board of directors, and meetings of any committee of the board of directors may be called at any time by the aforesaid persons, or by the chairman of the applicable committee, or by order of the applicable committee. Notice of the time and place for holding any meeting of the board of directors or any committee shall be given at least 48 hours prior to the time fixed for the meeting. Any meeting so called may be held at the registered office of the Corporation or any other place which shall have been fixed by the board of directors or committee, as applicable.

(b)   Chairman – Subject to the provisions of any resolution of the board of directors, the Chairman of the Board, if any, or, in his absence or in case of his inability or refusal or failure to act, such other director (other than a director who is an executive officer or employee of the Corporation), if any, designated from time to time by the Chairman of the Board to exercise such function in his absence, shall preside at meetings of the board of directors, and the chairman of a committee, if any, or, in case of his absence or inability or refusal or failure to act, that one member of the applicable committee (who is a director other than a director who is an executive officer or employee of the Corporation), if any, designated by the chairman of the committee to exercise such function in his absence, shall preside at meetings of the committee. If the Chairman of the Board or committee chairman, as applicable, and such designated director, if any, be absent or unable or refuse or fail to act, the directors present may choose a chairman from among their number. The chairman at any meeting of directors or a committee may vote as a director.

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(c)   Quorum – A majority of the directors in office shall constitute a quorum for a meeting of the board of directors.

(d)   Voting – Questions arising at a meeting of the directors or any committee shall be decided by a majority of the votes cast. In case of an equality of votes, the chairman of the meeting shall not have a casting vote in addition to the vote to which he is entitled as a director.

4.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

(a)   Indemnity – Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and his heirs and representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or other proceeding to which he is involved by reason of that association with the Corporation or such other entity, if

  (i)
  he acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he acted as a director or officer or in a similar capacity at the Corporation's request; and

  (ii)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(b)   Insurance – The Corporation may purchase and maintain insurance for the benefit of any person referred to in clause 4(a) hereof against such liability as the board of directors may from time to time determine and as permitted by the Act.

5.     DELEGATION

Without limit to the powers of the board of directors as provided in the Act, but subject to any limitations as provided in the Act, the board of directors may from time to time on behalf of the Corporation delegate to one or more persons whether or not directors or officers of the Corporation all or any of their powers to such extent and in such manner as the board of directors shall determine at the time of each such delegation.

6.     EXECUTION OF DOCUMENTS

The board of directors may from time to time determine the officers or other persons by whom any particular document or instrument or class of documents or instructions of the Corporation shall be executed and the manner of execution thereof, including the use of facsimile reproduction of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof.

7.     NOTICES

(a)   Method of Giving Notices – Subject to the Act, any notice (which term includes any communication or other document) to be given (which term includes sent, delivered or served) pursuant to the Act the Articles, the by-laws or otherwise to a shareholder, director, officer or auditor may be given and, if so given, shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary mail (except in the event of an actual or threatened stoppage or slow-down in mail delivery, in which case an alternate method of giving notice shall be used) or if sent to him at his recorded address (which term shall include his recorded facsimile number or electronic mail address) by means of any prepaid transmitted or recorded communication, including by means of telecopy, facsimile or otherwise by electronic means. A notice so delivered shall be deemed to have been given and received when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received at the time it would be delivered in the ordinary course of mail, unless there are reasonable grounds for believing that the person to whom it is delivered or mailed did not receive the document within that time or at all. A notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or transmitted by or on behalf of the Corporation, and shall be deemed to have been received at the same time, unless there are reasonable grounds for believing that the person to whom it is sent did not receive the notice within that time or at all. Notwithstanding the foregoing, any notice so delivered (other than by prepaid ordinary mail), dispatched or transmitted to the recorded address after 5:00 p.m. local time at the place of delivery or on

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a Saturday, Sunday or banking holiday (a "non-business day") at the place of delivery, shall be deemed to have been received at 8:00 a.m. local time on the first day thereafter that is not a non-business day. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information believed by him to be reliable. Nothing in this section shall be construed as precluding the giving of notice by the Corporation in any other manner.

(b)   Notice to Joint Shareholders – If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders, but notice to one of such persons shall be sufficient notice to all of them.

(c)   Omissions and Errors – The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

(d)   Persons Entitled by Death or Operation of Law – Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

8.     INTERPRETATION

In this by-law, words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine gender; and words importing persons include individuals, corporations, partnerships, trusts and unincorporated organizations.

ADOPTED by the Board of Directors on the 30th day of July 2014.

"Steve Williams" President & Chief Executive Officer

"Janice Odegaard" Corporate Secretary

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SCHEDULE B: AMENDED AND RESTATED BY-LAW NO. 2

SUNCOR ENERGY INC.
(the "Corporation")

AMENDED AND RESTATED BY-LAW NO. 2

A By-law Relating to Advance Notice of Nominations of Directors
of the Corporation

(Amended and Restated as of February 5, 2015)

1.     INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special, meeting process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation and shareholders to evaluate each nominee's qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote.

The purpose of this Amended and Restated By-law No. 2 of the Corporation (the "By-law") is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. This By-law is the framework by which the Corporation seeks to fix a deadline by which holders of record of shares of the Corporation carrying the right to vote must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the belief of the Corporation and the Board that this By-law is beneficial to the Corporation, shareholders and other stakeholders. This By-law will be subject to periodic review and, subject to the Act, will reflect changes as required by securities regulatory agencies or stock exchanges and, at the discretion of the Board, amendments necessary to meet evolving industry standards.

2.     ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS

(a)   Nomination Procedures – Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting,

  (i)
  by or at the direction of the Board, including pursuant to a notice of meeting;

  (ii)
  by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders' meeting by one or more of the shareholders made in accordance with the provisions of the Act; or

  (iii)
  by any person (a "Nominating Shareholder") who:

  (A)
  at the close of business on the date of the giving of the notice provided for in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who has beneficial ownership of shares pursuant to the Act that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation, and

  (B)
  complies with the notice procedures set forth below in this By-law.

(b)   Nominations for Election – For the avoidance of doubt, the procedures set forth in this By-law shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

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(c)   Timely notice – In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary in accordance with this By-law.

(d)   Manner of timely notice – To be timely, a Nominating Shareholder's notice must be given:

  (i)
  in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made (each such date being, the "Notice Date"), notice by the Nominating Shareholder shall be made not later than the close of business on the 10th day following the Notice Date;

  (ii)
  in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the Notice Date; and

  (iii)
  in the case of an annual meeting (including an annual and special meeting) of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access is used for delivery of proxy related materials, not less than 40 days prior to the date of the meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the 15th day following the Notice Date.

(e)   Proper form of notice – To be in proper written form, a Nominating Shareholder's notice must set forth or be accompanied by, as applicable:

  (i)
  as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):

  (A)
  the name, age and business and residential address of the Proposed Nominee;

  (B)
  the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

  (C)
  whether the Proposed Nominee is a resident Canadian within the meaning of the Act;

  (D)
  whether the Proposed Nominee is a citizen and/or resident of the United States;

  (E)
  the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

  (F)
  a description of any relationship, agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any Affiliates or Associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee's nomination and election as a director;

  (G)
  whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee; and

  (H)
  any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident's proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws;

  (ii)
  as to the Nominating Shareholder:

  (A)
  their name, business and residential address;

  (B)
  the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any other person with

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      whom such person is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

    (C)
    whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

    (D)
    any other information relating to such person that would be required to be made in a dissident's proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

  (iii)
  a written consent duly signed by each Proposed Nominee to being named as a nominee for election to the Board and to serve as a director of the Corporation, if elected.

References to "Nominating Shareholder" in this section 2(e) shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(f)   Notice to be updated – In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(g)   Power of the chair – The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(h)   Delivery of notice – Notwithstanding any other provision of this By-law, notice given to the Corporate Secretary pursuant to this By-law may only be given by personal delivery, facsimile transmission or by e-mail (provided that the Corporate Secretary has stipulated an e-mail address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, e-mail (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the Corporate Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)    Discussion of matters – Nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

(j)    Board Discretion – Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

(k)   Definitions – For purposes of this By-law,

  (i)
  "Act" means the Canada Business Corporations Act, or any statute that may be substituted therefor, as from time to time amended;

  (ii)
  "Affiliate", when used to indicate a relationship with a specific person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

  (iii)
  "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

  (iv)
  "Associate", when used to indicate a relationship with a specified person, shall mean:

  (A)
  any body corporate or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding;

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    B-3

    (B)
    any partner of that person;

    (C)
    any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity;

    (D)
    a spouse of such specified person;

    (E)
    any person of either sex with whom such specified person is living in conjugal relationship outside marriage; or

    (F)
    any relative of such specified person or of a person mentioned in clauses (iv) or (v) of this definition if that relative has the same residence as the specified person;

  (v)
  "beneficially owns" or "beneficially owned" means, in connection with the ownership of shares in the capital of the Corporation by a person, (i) any such shares as to which such person or any of such person's Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) any such shares as to which such person or any of such person's Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (iii) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person's Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person beneficially owns pursuant to this clause (iii) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (iv) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities;

  (vi)
  "Board" means the board of directors of the Corporation;

  (vii)
  "Corporate Secretary" means the corporate secretary of the Corporation or, if there is no corporate secretary, the person who acts in a similar capacity;

  (viii)
  "close of business" means 5:00 p.m. (Calgary time) on a business day in Alberta, Canada;

  (ix)
  "Derivatives Contract" shall mean a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Corporation or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Securities"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Corporation or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts; and

  (x)
  "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

B-4   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

3.     EFFECTIVE DATE

(a)   Effective Date – This by-law shall come into force when made by the Board in accordance with the Act.

ADOPTED by the Board the 5th day of February, 2015.

"Steve Williams" President & Chief Executive Officer

"Janice Odegaard" Corporate Secretary

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    B-5

SCHEDULE C: DIRECTORS' OUTSTANDING OPTION-BASED AWARDS

The following table provides details of options held by directors as at December 31, 2014, other than Steven W. Williams, Suncor's President and CEO.

		Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date(1)	Value of unexercised "in-the-money" options(2) ($)

Mel E. Benson	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—

	July 31, 2007	4 000	47.34	July 31, 2017	—

	July 29, 2008	4 000	55.86	July 29, 2018	—

W. Douglas Ford	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	111 840

	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—

	July 31, 2007	4 000	47.34	July 31, 2017	—

	July 29, 2008	4 000	55.86	July 29, 2018	—

John R. Huff	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	111 840

	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—

	July 31, 2007	4 000	47.34	July 31, 2017	—

	July 29, 2008	4 000	55.86	July 29, 2018	—

Michael W. O'Brien	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—

	July 31, 2007	4 000	47.34	July 31, 2017	—

	July 29, 2008	4 000	55.86	July 29, 2018	—

Eira M. Thomas	Apr. 26, 2006	16 000	49.13	Apr. 26, 2016	—

	July 31, 2007	4 000	47.34	July 31, 2017	—

	July 29, 2008	4 000	55.86	July 29, 2018	—

(1)
Subject to extension in certain circumstances in accordance with the terms of the SOP and the closed ESP.

(2)
Value reported reflects the "in-the-money" amount between the closing price on the TSX of a Suncor common share on December 31, 2014 ($36.90) and the exercise price of the options held at December 31, 2014.

C-1   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

SCHEDULE D: NAMED EXECUTIVE OFFICERS' OUTSTANDING OPTION-BASED AWARDS AND GRANT DATE FAIR VALUES FOR SHARE-BASED AWARDS

Named Executive Officers' Outstanding Option-Based Awards

The following table provides details of options held by the NEOs as at December 31, 2014. Details of options granted to NEOs subsequent to December 31, 2014 are included in the "Compensation Discussion and Analysis" section of the management proxy circular.

		Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date(2)	Value of unexercised "in-the-money" options(3) ($)

S.W. Williams	Feb. 3, 2005	48 000	20.78	Feb. 3, 2015	773 760

President and Chief Executive	Feb. 2, 2006	48 000	46.05	Feb. 2, 2016	—

Officer	Jan. 30, 2007	46 000	43.72	Jan. 30, 2017	—

	Mar. 19, 2007	24 000	40.29	Mar. 19, 2017	—

	Feb. 4, 2008	70 000	47.52	Feb. 4, 2018	—

	Jan. 27, 2009	65 000	24.50	Jan. 27, 2019	806 000

	Feb. 5, 2010	130 000	31.85	Feb. 5, 2017	656 500

	Feb. 7, 2011	200 000	41.24	Feb. 7, 2018	—

	Feb. 6, 2012	368 000	34.58	Feb. 6, 2019	853 760

	Feb. 15, 2013	380 000	32.46	Feb. 15, 2020	1 687 200

	Feb. 13, 2014	550 000	36.04	Feb. 13, 2021	473 000

A. Cowan	Aug. 12, 2014	152 800	43.00	Aug. 12, 2021	—

Executive Vice President and Chief Financial Officer

M.S. Little	Feb. 5, 2010	43 000	31.85	Feb. 5, 2017	217 150

Executive Vice President, Upstream	Feb. 7, 2011	100 000	41.24	Feb. 7, 2018	—

	Feb. 6, 2012	130 000	34.58	Feb. 6, 2019	301 600

	Feb. 15, 2013	125 000	32.46	Feb. 15, 2020	555 000

	Feb. 13, 2014	210 000	36.04	Feb. 13, 2021	180 600

M.R. MacSween	Feb. 2, 2006	12 000	46.05	Feb. 2, 2016	—

Executive Vice President,	Jan. 30, 2007	8 400	43.72	Jan. 30, 2017	—

Major Projects	Feb. 4, 2008	8 000	47.52	Feb. 4, 2018	—

	Feb. 7, 2011	55 000	41.24	Feb. 7, 2018	—

	Feb. 6, 2012	100 000	34.58	Feb. 6, 2019	232 000

	Feb. 15, 2013	80 000	32.46	Feb. 15, 2020	355 200

	Feb. 13, 2014	160 000	36.04	Feb. 13, 2021	137 600

S.D.L. Reynish	Feb. 6, 2012	31 267	34.58	Feb. 6, 2019	72 539

Executive Vice President, Strategy &	Feb. 15, 2013	66 667	32.46	Feb. 15, 2020	296 001

Corporate Development	Feb. 13, 2014	160 000	36.04	Feb. 13, 2021	137 600

(1)
Refers to options granted under the SOP and closed ESP.

(2)
Subject to extension in certain circumstances in accordance with the terms of the SOP and the closed ESP.

(3)
Value reported reflects the "in-the-money" amount between the closing price on the TSX of a Suncor common share on December 31, 2014 ($36.90) and the exercise price of the options held at December 31, 2014.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    D-1

Grant Date Fair Values for Share-Based Awards

The following table provides the grant date fair values for share-based awards granted to NEOs in 2012, 2013 and 2014.

Name	Year	PSUs ($)	RSUs ($)	DSUs ($)

S.W. Williams	2014	36.04	—	—

President and Chief Executive Officer	2013	32.46	—	—

	2012	34.58	—	—

A. Cowan	2014	43.00	43.00	43.19

Executive Vice President and Chief Financial	2013	—	—	—

Officer	2012	—	—	—

M.S. Little	2014	36.04	—	—

Executive Vice President, Upstream	2013	32.46	—	—

	2012	34.58	—	—

M.R. MacSween	2014	36.04	—	—

Executive Vice President,	2013	32.46	—	—

Major Projects	2012	34.58	—	—

S.D.L. Reynish	2014	36.04	38.80	36.31

Executive Vice President, Strategy &	2013	32.46	—	—

Corporate Development	2012	34.58	—	34.56

D-2   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

SCHEDULE E: CORPORATE GOVERNANCE SUMMARY

Throughout this summary, there are references to information available on the Suncor Energy Inc. ("Suncor" or the "Corporation") web site(1). All such information is available at www.suncor.com under the "About Us – Governance" tab. In addition, shareholders may request printed copies of these materials by contacting Suncor at the address on the back of the circular, by calling 1-800-558-9071 or by email request to info@suncor.com.

Board of Directors – Composition and Independence

The cornerstone of Suncor's governance system is its board of directors (the "Board"), whose duty is to supervise the management of Suncor's business and affairs. The composition of the Board and its independence are important elements of this system. Steven W. Williams, Suncor's President and Chief Executive Officer ("CEO"), is the only member of the Board who is not independent. Following the annual general meeting and assuming that all nominees for director are elected as contemplated in the Circular, 11 of 12 members (91.7%) of the Board will be independent directors. A short biography of each individual standing for election to the Board can be found starting on page 7 of the Circular.

Each of the Governance, Audit and Human Resources and Compensation Committee ("HR&CC") are required to be and are comprised entirely of independent directors. The Environment, Health, Safety and Sustainable Development ("EHS&SD") Committee is also comprised entirely of independent directors.

Suncor's independent directors meet in-camera at the beginning and end of each Board and committee meeting without Mr. Williams or any other member of management present. The Board sessions are presided over by James W. Simpson, Suncor's independent Board chair, and the committee sessions by the independent chairs of the respective committees. The applicable chair or other independent director then communicates to management any issues addressed at the in-camera meetings requiring management action.

The Board has approved written position descriptions for the Board chair and Board committee chairs, which are available on Suncor's web site. The position description for the Board chair is also set out in Schedule F. These position descriptions supplement the Terms of Reference, as defined below. The position descriptions are reviewed annually by the Governance Committee. Any changes to the position descriptions are recommended by that committee to the full Board.

On an annual basis, the Board reviews and assesses the independence of its members in accordance with criteria it has adopted for this purpose. The Board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence as well as additional requirements applicable to members of the Audit Committee. Suncor's independence criteria, which are set out in Schedule G, are consistent with the Canadian Requirements and the SEC Requirements (each defined on page 68 of the Circular).

"Following the annual general meeting and assuming that all nominees for director are elected as contemplated in the Circular, 11 of 12 members (91.7%) of the Board will be independent directors. All of the members of the committees of the Board are independent."

In applying the independence criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with Suncor, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director's ability to act independently of management.

(1)
Information on Suncor's web site, though referenced herein, does not form part of this Schedule or the management proxy circular (the "Circular") to which this schedule is attached.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    E-1

Some of Suncor's directors sit on the boards of other public companies, the particulars of which are set out in the biographies on pages 7 to 12 of the Circular. The only directors who sit together on the board of another entity are Mr. Wilson and Ms. Côté, who are both directors of Finning International Inc. The Board has determined that this board interlock does not impair the ability of these directors to exercise independent judgment as members of the Board.

Some members of the Board are involved with companies with which Suncor has business relationships. The Board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors: (i) as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them nor is it dependent on or variable with the nature or extent of the business relationship with Suncor; (ii) any business relationship with Suncor is not material to Suncor or the other company; and (iii) they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve.

The Board's conflict of interest policy, described in detail below, precludes these directors from voting with respect to any contract or transaction where a potential conflict of interest could exist, should they be considered by the Board (see "Conflicts of Interest" on page 10 of this Schedule).

"The Board has adopted Terms of Reference, which include a board mandate."

Terms of Reference

The Board has adopted terms of reference (the "Terms of Reference"), which serve as the charter of the Board. The Terms of Reference are reviewed by the Board at least annually. They include a general overview of the Board's role in Suncor's governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate that describes its major responsibilities, goals and duties. These major responsibilities, goals and duties range from specific matters, including those that by law must be exercised by the Board, such as the declaration of dividends, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor and its business. The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Schedule H.

The Board discharges certain of its responsibilities through preparation for, and attendance at, meetings of its four standing committees: the Governance Committee, the Audit Committee, the EHS&SD Committee and the HR&CC. Each committee has a written mandate, which it reviews annually and updates as appropriate. Any proposal to amend the mandates is reviewed by the Governance Committee for recommendation to the Board. There were no material amendments to any committee mandate in 2014.

The Governance Committee, with input from the Board chair, makes recommendations to the Board regarding committee appointments. In considering the appointment of members to Board committees, the Governance Committee and the Board endeavour to include directors of diverse backgrounds and at least one director with expertise and experience relevant to the committee's key roles.

Except where otherwise specified in the Terms of Reference, Suncor's by-laws or the relevant committee mandate, each committee has the power to determine its own rules of procedure. Subject to limited exceptions, the committees generally do not have decision making authority; rather, they convey their findings and recommendations on matters falling within their mandates to the full Board.

The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities and may engage external advisors (as may the full Board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate.

For a brief summary of the key functions, roles and responsibilities of Board committees, see "Board Committees" on page 6 of this Schedule.

The Board delegates day-to-day management of Suncor's business to Suncor's CEO and other members of senior management. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated to management.

The Board has developed and approved a written position description for the CEO, which includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations and

E-2   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

management's relationship with the Board. A copy of the CEO position description is available on Suncor's web site.

The following is a description of some key duties of the Board as set out in the Terms of Reference. For more information, please refer to the "Board Committees" section on page 6 of this Schedule, the Terms of Reference set out in Schedule H and the mandates of the Board committees, available on Suncor's web site.

Ethics. The Terms of Reference require the Board, through the CEO, to establish Suncor's standards of conduct, including the Corporation's general moral and ethical tone and compliance with applicable laws. The CEO in turn is accountable for setting a high ethical tone and fostering a culture of integrity throughout the organization. The Board plays an active role in ensuring a high standard of corporate ethics and integrity through its oversight of Suncor's standards of business conduct code (the "Code") and compliance program (see "Ethical Business Conduct" on page 9 of this Schedule), and through its assessment and evaluation of the performance of the CEO.

Strategic Planning. One of the Board's major duties is to review, with management, Suncor's mission, objectives and goals and the strategies and plans for achieving them. The Board also monitors Suncor's progress toward its strategic goals and plans, and revises Suncor's direction where warranted.

The Board is continually updated on the human, technological and capital resources required to implement Suncor's strategies and any regulatory, environmental, social, cultural or governmental constraints that may impact Suncor in carrying out its business objectives. Where instructive, this includes a competitive analysis of Suncor against its peers in different facets of its business. The Governance Committee acts as a sounding board for management on key strategic initiatives, and ensures that timely Board reviews of these initiatives occur throughout the year.

In addition to the Board's ongoing stewardship over Suncor's strategy, the Board holds a meeting annually which is devoted solely to strategy. The Governance Committee works with management to design this annual strategy meeting, and following the meeting, assesses its effectiveness.

The Board is also responsible for ensuring Suncor has an effective strategic planning process, and on an annual basis reviews Suncor's annual business plan (including Suncor's annual capital budget) and in doing so endorses the strategies reflected in Suncor's long range plan. The Governance Committee provides assistance to the Board by annually assessing Suncor's planning and budgeting processes.

Risk Oversight. The Board oversees Suncor's Enterprise Risk Management Program (the "ERM Program"). In accordance with the ERM Program, senior management, including the CEO, undertakes an entity-wide process to identify, classify, assess and report on the significant risks to Suncor's business and management's strategies to address risk.

"The Board undertakes an annual principal risk review and monitors risk and in-place management of risk throughout the year."

The Board ensures there are systems in place to effectively identify, monitor and manage the principal risks of Suncor's business, and to mitigate their impact. A principal risk is generally considered to be an exposure that has the potential to materially impact Suncor's ability to meet or support its strategic objectives.

Each year the Board reviews Suncor's principal risks. The Audit Committee annually reviews the governance of the ERM Program and ensures each principal risk is mapped to a Board committee or the full Board as appropriate for oversight. The Audit Committee also reviews and approves the appointment of the general manager of Suncor's Internal Audit and Enterprise Risk Management functions, who reports directly to the Audit Committee regarding enterprise risk management matters.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    E-3

The following table sets forth Suncor's principal risks and the Board committee and/or full Board to which each principal risk is mapped for oversight, as well as highlighting the role of the Board and the Audit Committee in reviewing the principal risks.

Risk Category	Board of Directors	Audit Committee	Governance Committee	EHS&SD Committee	HR&CC

Principal Risk Review	✓	✓

Commodity Pricing	✓

Government Policy				✓

Reliability	✓			✓

Environmental				✓

Regulatory				✓

Project Execution	✓

Industry Reputation	✓		✓

Change Capacity					✓

Cost Management	✓

Market Access			✓

Information Security			✓

Members of the Board question management at Board and committee meetings, as well as throughout the year, to ensure that risks are appropriately identified, evaluated, monitored, managed and mitigated. The high level of engagement of Board members, as well as their extensive experience, contributes to the effectiveness of the Board's risk oversight, and contributes to the Board's understanding of the interrelationship of risks and any pre-existing conditions or vulnerabilities that could have a compounding impact on Suncor.

For a detailed explanation of the major risks applicable to Suncor and its businesses, see "Risk Factors" in Suncor's Annual Information Form dated February 26, 2015, filed at www.sedar.com.

In its risk oversight role, the Board continues to oversee the implementation by management of Suncor's Operational Excellence Management System ("OEMS"), which is an overarching framework for Suncor to manage all aspects of operational risk. OEMS consists of a series of elements, with corresponding implementation guidelines, that organize and link into one platform all key standards, systems and processes required to manage operational risks and environmental impacts, and deliver safe, reliable operations.

Succession Planning and Monitoring/Evaluating Senior Management. The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. The HR&CC is specifically mandated to assist the Board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes (including development and career planning) are in place and operating effectively for executives. The HR&CC also reviews significant changes to the organization's structure as they arise and their impact on executive roles.

The HR&CC reviews the succession planning process and results for executive leadership annually and reports to the Board on these matters. As part of this process, the CEO, supported by the Senior Vice President, Human Resources, reviews candidates for the CEO and other executive leadership positions with the HR&CC. In its July 2014 meeting, the HR&CC reviewed Suncor's succession planning process and its succession plans for Suncor's executive leadership team, and subsequently reported its satisfaction with these processes and plans to the Board.

"Effective succession planning has long been a focus of the Board. The HR&CC reviews the succession planning process and results for executive management annually."

E-4   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

The Board also reviews Suncor's processes for identifying successors for its vice presidents, employees who directly report to its vice presidents, and managers. Successors are identified using a formal process that rigorously assesses leadership potential across Suncor using specific criteria, including employees' performance, aspirations, engagement, agility, experience and capabilities. For a discussion of how Suncor considers gender diversity in this process, see "Gender Diversity" on page 15 of this Schedule.

The Board encourages the CEO to expose the Board to Suncor's executives and high potential employees, both for succession planning and career development and to provide the Board with a broader perspective on issues relevant to Suncor. Directors are provided with opportunities to meet with Suncor employees through attendance at events hosted by Suncor, such as Suncor's President's Operational Excellence Awards, or when they visit Suncor's facilities (see "Orientation and Continuing Education" on page 8 of this Schedule).

The HR&CC assists the Board in monitoring the CEO's performance by conducting an annual performance review against predetermined goals and criteria (including the goal of succession planning). The HR&CC also reviews with the CEO the performance of his direct reports.

Communication/Disclosure Policy and Stakeholder Feedback. Suncor has a disclosure policy that establishes guidelines for Suncor's communications with shareholders, investment analysts, other stakeholders and the public generally. This policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons and establishes internal review processes for key public communications. The Code (see "Ethical Business Conduct" on page 9 of this Schedule) addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees and contract workers trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and Chief Financial Officer ("CFO"). Suncor has a Disclosure Committee, chaired by the Vice President and Controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

Suncor interprets its operations for its shareholders and other stakeholders through a variety of channels, including its periodic financial reports, securities filings, news releases, sustainability report, webcasts, external website, social media and blog posts, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, including surveys of shareholders and analysts, and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis ("MD&A"), the management proxy circular, the annual information form/Form 40-F and press releases containing significant new financial information, among other items.

"Suncor encourages and seeks stakeholder feedback through various channels."

The Board is specifically mandated to ensure systems are in place for communication with Suncor's shareholders and other stakeholders and that these systems are appropriately resourced. Suncor maintains a toll-free phone number as well as email and regular mail addresses for stakeholder feedback and questions. In addition, Suncor encourages shareholders to attend Suncor's annual meeting and interested parties may also attend in person or submit questions via webcast. The annual meeting provides a valuable opportunity to hear directly from Suncor's management about the results of Suncor's business and operations, as well as its strategic plans. Members of the Board are in attendance at annual meetings and the Board chair and the chair of each Board committee are available to answer questions as appropriate.

The Board recognizes that it is also important for the Board to communicate with shareholders, including organizations that represent or advise shareholders (collectively, "Interested Parties") on matters of governance, and to that end, has adopted a Board's Shareholder Communication and Engagement Policy (the "Engagement Policy"). In accordance with the Engagement Policy, Interested Parties may communicate to the Board in writing to express their views on matters that are important to them, by addressing their correspondence to the Board in care of the Corporate Secretary at the address on the back page of this Circular, or via email at: info@suncor.com, subject line: Attention: [Board Chair / Chair of [Insert Board Committee Name]] c/o Corporate Secretary. The Board has determined that questions or concerns related to the Board and senior management succession processes, executive and Board compensation, Board level corporate governance and other

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    E-5

matters that are within the scope of the Board's supervisory and oversight duties, as set out in its Terms of Reference, may appropriately be addressed to, and by, the Board. In addition, the Engagement Policy recognizes that in certain circumstances it may be appropriate for Board members, generally through the Board chair or the chair of a committee, to meet with an Interested Party, and sets out criteria to be considered if the Board receives a meeting request and terms applicable to the conduct of any such meeting.

Expectations and Responsibilities of Directors. The Terms of Reference, supplemented by a Board approved accountability statement for directors (the "Accountability Statement"), which is available on Suncor's web site, identifies the key expectations placed on Board members. Directors are expected to review meeting materials in advance of meetings. Board meeting dates are established well in advance and directors are expected to be prepared for and attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2014 are set out on page 12 of this Schedule.

Directors are required to devote sufficient time, effort and energy to their role as a Suncor director to effectively discharge their duties to Suncor and the Board. Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Internal Controls. The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal controls and management information systems. The Audit Committee assists the Board in this regard and monitors the effectiveness and integrity of Suncor's financial reporting, management information, internal controls and Internal Audit function (excluding operations integrity audit matters, which are specifically within the mandate of the EHS&SD Committee(1)).

(1)
References throughout this Schedule to "Internal Audit" in relation to the Audit Committee do not include the operations integrity audit department.

The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities and performance of the Internal Auditors. The appointment or termination of the general manager in charge of Internal Audit is reviewed and approved by the Audit Committee. This individual has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. The Audit Committee also reviews and approves appointees to the office of the CFO.

Board Committees

In addition to the responsibilities described elsewhere in this Schedule, including the oversight of principal risks assigned to Board committees, the following provides a brief summary of the key functions, roles and responsibilities of Suncor's Board committees. The complete text of the mandate of each Board committee is available on Suncor's web site.

Governance Committee. The Governance Committee assists the Board in two main areas: corporate governance; and corporate strategy.

In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles. In doing so, it closely monitors emerging best practices in governance. In addition, the Corporate Secretary, or her delegate, attends seminars, conferences and meetings on governance and updates the committee on developing trends and practices. In 2014, workshops hosted by the Canadian Society of Corporate Secretaries, Canadian legal firms and other external experts were attended. In addition, Suncor participates in a group comprised of corporate secretaries from large issuers in which members consult with one another and share ideas about governance issues. Suncor also reviews recommendations of governance and shareholder advisory organizations and participates in benchmarking studies undertaken by such organizations to assess its governance practices in relation to those of other issuers in a wide range of geographies and industries. The Corporation's legal function monitors changes in law, administrative policy and stock exchange requirements relating to governance, and provides updates to the Governance Committee.

"The Governance Committee closely monitors emerging best practices in governance."

The committee also reviews matters pertaining to Suncor's values, beliefs and standards of ethical conduct and Suncor's corporate reputation and assists the Board in its strategy role (see "Ethics" and "Strategic Planning", under the heading "Terms of Reference" on page 3 of this Schedule).

The Governance Committee reviews and reports to the Board on directors' compensation issues. In consultation

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with the HR&CC and outside advisors, the Governance Committee has developed guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The Governance Committee annually reviews the competitiveness and form of Board compensation and makes recommendations to the full Board on Board compensation and share ownership guidelines for directors. The Board sets director compensation based upon recommendations from this committee.

Audit Committee. The Audit Committee assists the Board in matters relating to Suncor's external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters. The Audit Committee also assists the Board in matters relating to Suncor's internal controls and the Internal Audit function (see "Internal Controls", under the heading "Terms of Reference" on page 6 of this Schedule).

The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement (including fees) or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

The Audit Committee reviews with management and external auditors, and as appropriate approves, significant financial reporting issues, the conduct and results of the annual audit and significant finance and accounting policies and other financial matters. The Audit Committee also reviews Suncor's annual and interim financial statements, MD&A and annual information form/ Form 40-F. The committee approves interim financial statements and interim MD&A and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluators. The Audit Committee reviews and approves the appointment and terms of engagement (including fees) of the reserves evaluators, including their qualifications and independence and any changes in their appointment. Suncor's reserves data and report of the reserves evaluator are annually reviewed by the Audit Committee prior to approval by the full Board.

The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, and funding and investment strategies of Suncor's registered pension plan. The Audit Committee oversees generally the Board's risk management governance model (see "Risk Oversight", under the heading "Terms of Reference" on page 3 of this Schedule) and also monitors Suncor's business conduct code compliance program (see "Ethical Business Conduct" on page 9 of this Schedule).

Members of the Audit Committee are required to be financially literate. All of Suncor's directors, including all members of the Audit Committee, are considered financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an "audit committee financial expert". The Board has determined Messrs. O'Brien and D'Alessandro to be such experts. The criteria for assessing the financial literacy of directors, and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference in Schedule H.

For additional information about Suncor's Audit Committee, including the Audit Committee Mandate and Pre-approval Policies and Procedures, see "Audit Committee Information" in Suncor's Annual Information Form dated February 26, 2015, filed at www.sedar.com.

Environment, Health, Safety and Sustainable Development Committee. The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness of management's establishment and maintenance of appropriate EHS&SD policies. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD Committee reviews quarterly, annual and other management stewardship reports as well as the findings of significant external and internal environmental, health and safety investigations, assessments, reviews and audits. Suncor's annual sustainability report, a detailed public disclosure document that includes reporting on Suncor's EHS&SD progress, plans and performance objectives, is also reviewed by the EHS&SD Committee.

The EHS&SD Committee also assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of environment, health, safety and sustainable development.

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Human Resources and Compensation Committee. The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board in consultation with the HR&CC and the Board chair. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO's evaluation of the other senior executives within the organization and his recommendation for their total compensation.

For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see "Compensation Discussion and Analysis" on page 28 of the Circular. See also "Succession Planning and Monitoring/Evaluating Senior Management", under the heading "Terms of Reference" on page 4 of this Schedule.

Orientation and Continuing Education

Each new member of the Board participates in a formal orientation program. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations and a tour at the sites of some of Suncor's principal operations. The orientation program also focuses on the role of the Board, its committees and its directors and the nature and operation of Suncor's business.

A directors' handbook, containing information about the Board and Suncor, including Suncor's core governance documents, is made available to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a secure directors' portal.

Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with Suncor's operations and the communities in which they are located.

The Governance Committee oversees the Board's strategic education program. In conjunction with Board meetings, management presents focused information to directors on topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws and opportunities presented by new technologies. In an annual survey, directors are asked to suggest topics of interest for future information sessions and topics are chosen annually for presentations from internal or external sources.

"The Board has a strategic education program and continuing education policy in place, both of which were effectively utilized in 2014."

The Board's Director Continuing Education Policy also encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the Board with the approval of the Board chair or chair of the Governance Committee. Suncor's directors have participated in programs on such diverse topics as financial accounting, director professionalism and corporate governance, including the programs attended in 2014 by Mr. Benson, Mr. Gass, Ms. McCaw and Mr. Simpson noted in the table below.

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During 2014, the Board, its committees and individual directors participated in presentations and received educational information on a variety of topics, including those set out in the table below.

Date	Topic	Presented/Hosted By	Attended By

February 2, 2014	New director orientation	Management	John Gass and Michael Wilson

February 4, 2014	Analyst perspective of long term commodity prices and market access issues	Investment bank analyst (external speaker)	All directors

April 28, 2014	Capital process overview to increase understanding of the assets on Suncor's balance sheet	Management	Audit Committee Members

April 29, 2014	Tour of Suncor's Edmonton Refinery	Management and employees	EHS&SD Committee Members

June 23-27, 2014	Finance and accounting course for the non-financial executive	University executive continuing education program (external provider)	Maureen McCaw

August 14-15, 2014	Director professionalism course	Corporate directors' organization (external provider)	John Gass

September 4, 2014	Audit Committee orientation	Management	Maureen McCaw and Michael Wilson

October 25, 2014	Full-day program on corporate governance for directors and senior executives of Canadian companies	University executive continuing education program (external provider)	James Simpson

November 15-16, 2014	Tour of Suncor's Firebag operations and Fort Hills project, including tours of relevant sites, meetings with Suncor management and employees, and detailed briefings on safety and productivity.	Management and employees	James Simpson, Mel Benson, Dominic D'Alessandro, John Gass, Jacques Lamarre, Maureen McCaw, Mike O'Brien, Eira Thomas, Michael Wilson and Steve Williams

November 18, 2014	HR&CC Orientation	Management and employees	Eira Thomas, John Gass and Michael Wilson

November 19, 2014	Governance forum	Governance and assurance advisory services provider (external provider)	Mel Benson

Ethical Business Conduct

Sound, ethical business practices are fundamental to Suncor's business. The Code, which applies to Suncor's directors, officers, employees and contract workers, requires strict compliance with legal requirements and sets Suncor's standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflicts of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, harassment, fair dealing in trade relations and accounting, reporting and business control. The Code is supported by detailed policy guidance and standards and a Code compliance program, under which every Suncor director, officer, employee and contract worker is required annually to read a summary of the Code, affirm that he or she has reviewed the summary and understands the requirements of the Code and provide confirmation of his or her compliance with the Code during the preceding year, or

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confirmation that any instance of non-compliance has been discussed and resolved with the individual's supervisor. The summary provided includes a message from the President and CEO, emphasizing Suncor's values and making it clear that all representatives of Suncor are expected to conduct business in a safe, fair, honest, respectful and ethical manner.

"Suncor has adopted a business conduct code, supported by detailed guidance and standards and a code compliance program."

The Board exercises stewardship over the Code in several respects. Suncor's Internal Auditors audit the compliance program annually and the general manager of Internal Audit, who has a direct reporting relationship with the Audit Committee, reports on compliance to that committee.

Moreover, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process. The Governance Committee reviews any changes and ensures the Code continues to reflect Suncor's commitment to ethics and integrity, and addresses all related legal requirements and best practices. Any waivers of Code requirements for Suncor's executive officers or members of the Board must be approved by the Board or appropriate committee thereof and disclosed. No such waivers were granted in 2014.

Suncor encourages employees to raise ethical concerns with Suncor management and Suncor's legal, corporate security, human resources and Internal Audit departments, without fear of retaliation. In addition, Suncor's "Integrity Hotline" provides a means for Suncor employees to raise issues of concern anonymously, with a third-party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated by Suncor's Internal Auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline. Pursuant to the Code, the general manager of Internal Audit is charged with responsibility for maintaining the Integrity Hotline and ensuring that all alleged Code violations are investigated in conjunction with legal counsel.

Suncor provides additional specialized training for employees for matters governed by the Code where it is determined such training would be beneficial. For example, all employees directly involved with Suncor's international and offshore operations are required to periodically attend focused workshops, which address, among other items, compliance with sanctions and anti-bribery and anti-corruption legislation and best practices for operating in international jurisdictions where Suncor operates.

The Code is available on Suncor's web site.

Conflicts of Interest

The Board has adopted a policy relating to directors' conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.

If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also notify the Board chair, who will determine whether the change would be inconsistent with the director's duties as a member of the Board. In appropriate circumstances, the director's resignation may be required.

The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board (regardless of the materiality of the contract or transaction), the director must immediately advise the Board chair or the particular committee chair. The director's conflict or potential conflict is recorded in the minutes of the meeting and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.

The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Board and Committee Meetings

The Board chair, in consultation with the Corporate Secretary, has the responsibility of establishing a schedule for meetings of the Board and its committees each year, which is approved by the Board. Board and committee meeting dates are established sufficiently in advance where

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possible (at least one year and longer if practical) to minimize conflict with other commitments on directors' schedules. The Board holds at least five meetings per year, one of which is devoted solely to strategy. If during the course of the year circumstances require Board or committee action or consideration, additional meetings are called.

The Board chair works with the CEO to establish the agenda for each Board meeting. The chair of each committee, in consultation with the committee secretary, determines the agenda for each committee meeting. Each Board member is free to suggest inclusion of items on any Board or committee agenda. Whenever feasible, important issues for decision are dealt with over the course of two meetings. The first meeting allows for a thorough briefing and the second allows for the final discussion and decision.

The following provides details about Board and committee meetings held during 2014 and the attendance of the directors at these meetings.

Board and Committees	Number of Meetings Held in 2014

Board	5

Governance Committee	5

Audit Committee(1)	7

HR&CC	5

EHS&SD Committee(1)	5

(1)
A combined meeting of the Audit and EHS&SD Committees was held in November 2014.
"In 2014, directors attended 94.6% of all Board and committee meetings."

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Number of Meetings and Number of Meetings Attended

Director(1)	Board(2)	Governance Committee	Audit Committee	HR&CC	EHS&SD Committee	Committees (total)	Overall Attendance

Mel E. Benson	5/5	—	—	5/5	5/5	10/10	15/15
	(100%)					(100%)	(100%)

Dominic D'Alessandro	5/5	5/5	7/7	—	—	12/12	17/17
	(100%)	(Chair)				(100%)	(100%)

W. Douglas Ford(3)	4/5	4/5	—	4/5	—	8/10	12/15
	(80%)					(80%)	(80%)

John D. Gass(4)	5/5	—	—	3/3	4/4	7/7	12/12
	(100%)			(Chair)		(100%)	(100%)

Paul Haseldonckx(5)	4/5	—	5/7	—	3/5	8/12	12/17
	(80%)				(Chair)	(67%)	(71%)

John R. Huff	5/5	—	—	4/5	5/5	9/10	14/15
	(100%)					(90%)	(93%)

Jacques Lamarre	5/5	—	7/7	—	5/5	12/12	17/17
	(100%)					(100%)	(100%)

Maureen McCaw(6)	5/5	—	4/4	3/3	5/5	12/12	17/17
	(100%)					(100%)	(100%)

Michael W. O'Brien	5/5	4/5	7/7	—	—	11/12	16/17
	(100%)		(Chair)			(92%)	(94%)

James W. Simpson(7)	5/5	3/3	—	3/3	—	6/6	11/11
	(100%) (Chair)					(100%)	(100%)

Eira M. Thomas(8)	5/5	5/5	3/3	2/2	—	10/10	15/15
	(100%)					(100%)	(100%)

Steven W. Williams(9)	5/5	—	—	—	—	—	5/5
	(100%)						(100%)

Michael M. Wilson(10)	5/5	3/3	5/5	—	—	8/8	13/13
	(100%)					(100%)	(100%)

(1)
Ms. Côté is not included in this table as she became a director in February 2015.

(2)
Board meetings held on February 3 – 5, April 28 – 29, July 30 – 31, and November 17 – 18, 2014 are each counted as one meeting for the purpose of the foregoing table.

(3)
Mr. Ford was unable to attend the board meeting on November 17 – 18, 2014 and the meetings of the HR&CC and Governance Committee on November 17, 2014 due to a family emergency.

(4)
Mr. Gass was appointed to the Board effective February 3, 2014 and subsequently became a member of the HR&CC and EHS&SD Committee.

(5)
Mr. Haseldonckx was unable to attend the board meeting on November 17 – 18, 2014 and the meetings of the Audit and EHS&SD Committees on November 17, 2014 (including the additional joint meeting of those committees held on that date) for medical reasons.

(6)
In May 2014, Ms. McCaw stepped down as a member of the HR&CC and became a member of the Audit Committee.

(7)
Mr. Simpson stepped down as a member of the Governance Committee and HR&CC in connection with his appointment as Board chair in April 2014. Since that time, Mr. Simpson has not been a member of any standing committee and therefore his attendance is only recorded for meetings of the Board. However, throughout the year, Mr. Simpson attended such meetings of the committees of the Board on a non-voting basis as he determined appropriate in his capacity as Board chair.

(8)
In May 2014, Ms. Thomas stepped down as a member of the Audit Committee and became a member of the HR&CC.

(9)
Mr. Williams is not a member of any standing committee and therefore his attendance is only recorded for meetings of the Board. However, in 2014, Mr. Williams attended certain committee meetings on a non-voting basis at the invitation of the committees in his capacity as an officer of Suncor.

(10)
Mr. Wilson was appointed to the Board effective February 3, 2014 and subsequently became a member of the Audit and Governance Committees.

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Nomination of Directors

The Governance Committee conducts the selection process for new nominees to the Board. The Board endeavours to be comprised of individuals representing a diversity of backgrounds, experience and skills. Directors are selected for their integrity and character, sound and independent judgment, breadth of experience, insight and knowledge and business acumen. A discussion of the Board Diversity Policy (the "Diversity Policy") and how the Board considers gender diversity in the selection process for nominees to the Board is found beginning on page 15 of this Schedule.

"An ever-green list of potential board candidates is maintained and updated as needed."

Pursuant to the policies of the Board, the assessment and selection process is undertaken by the Governance Committee as needed and consists of several steps, including: (i) maintaining and updating an inventory of capabilities, competencies, skills and qualities of current Board members and of the Board as a whole; and (ii) identifying capabilities, competencies, skills and qualities desired to be added to the Board, taking pending retirements and the Board's current needs and priorities into account. The role of the CEO in that process is limited and appropriate. The Board has determined that the industry background and functional experience of the Board currently maps well to Suncor's business strategy, as well as its vision to be a trusted steward of valuable natural resources.

The table below lists the competencies of the non-executive directors standing for re-election at the annual meeting, together with their retirement dates in accordance with Suncor's Retirement and Change of Circumstance Policy (the "Retirement Policy"), assuming an annual meeting in late April of their retirement year, based on their current ages.

(1)
Dates are in accordance with Suncor's Retirement Policy and indicate the year in which the director must retire, absent exceptional circumstances. See "Mechanisms of Board Renewal" on page 14 of this Schedule.

(2)
Mr. Williams, the only director who is also an executive officer of Suncor, has competencies in the following areas: (i) primary industry backgrounds: technology, resources, and industrial; and (ii) functional experience: CEO experience, finance, operations, technology/IT, and corporate staff: human resources, strategy, economics.

The above inventory is assessed as required to identify any capabilities, competencies, skills and qualities desired to be added to the Board in light of the Board's current needs and priorities. The Governance Committee uses this assessment as a basis for selection criteria describing the skills, experiences, qualifications, diversity (gender, ethnicity,

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age, business experience, professional expertise, personal skills, stakeholder perspectives and geographic background) and personal qualities desired in potential new Board members. The Governance Committee identifies candidates from a number of sources, including executive search firms, or referrals from existing directors. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further, considering, in addition to the factors listed above, whether each candidate can devote sufficient time and resources to his or her duties as a Board member. The Governance Committee is required to retain an executive search firm or other third party expert to assist in completing reference and background checks on Board candidates. The Governance Committee may also engage these firms and experts to assist in carrying out any of its duties in relation to recruitment. Pursuant to Board policies, the Governance Committee is required to maintain and update as needed, a list of potential Board candidates for planned and unplanned vacancies through the form of an ever-green list.

Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation on Board candidates to the full Board. Candidates may be appointed by the Board to hold office for a term expiring not later than the close of the next annual meeting of shareholders.

Mechanisms of Board Renewal

The Board's goal is to be a balanced board made up of members with diverse characteristics, experience and tenure. In furtherance of that goal, the Board has implemented two primary mechanisms of board renewal: the Retirement Policy; and an annual evaluation process, each of which is described in detail below. The Board has not adopted term limits for directors, as it believes the Retirement Policy and the annual board evaluation process are effective in achieving the appropriate level of renewal of the Board's membership.

Retirement. The Board has adopted the Retirement Policy, which provides that all directors, other than management directors, must retire from the Board upon completion of their term of office at the annual meeting of shareholders following their 72nd birthday. The Governance Committee, in consultation with the Board chair, has the authority under exceptional circumstances to recommend extension of the term of a Board member if the retirement of such director would not be in the best interests of Board continuity and effectiveness. Any such extension must be granted by the Board. The CEO and other management directors are required to leave the Board when they cease to be employees of Suncor.

"Every non-management director must retire at the shareholder meeting following his or her 72nd birthday, absent exceptional circumstances."

The Board expects to experience significant renewal in the next four years as five of the 11 non-management directors currently standing for re-election to the Board would be required to retire during that period in accordance with the Retirement Policy.

Assessment of Directors. Suncor's Board Effectiveness Policy establishes an annual process (the "Evaluation Process") whereby directors are provided with an opportunity to evaluate the effectiveness of the Board, its committees, the Board chair, committee chairs and individual directors and to identify areas where effectiveness may be enhanced. The Evaluation Process carried out in 2014 showed that all directors and committees, and the Board as a whole, effectively fulfilled their responsibilities.

The Evaluation Process involves the solicitation of input from individual directors through an annual on-line survey presented in two parts: (i) an evaluation form that explores the directors' views and solicits feedback on how well they believe the Board and its committees, including their chairs, are performing (the "Board Effectiveness Survey"); and (ii) a peer feedback survey (the "Peer Survey") that explores the directors' views and solicits feedback on their assessment of other directors' performance, including their contributions and participation in Board discussions and debate, accountability, knowledge, experience, demonstration of high ethical standards and communication and persuasion skills.

The Evaluation Process includes open-ended questions to allow directors to elaborate on their responses and to suggest improvements. The Board Effectiveness Survey asks each director whether he or she believes the Board and each of its committees are functioning as they should in accordance with their mandates. Consideration of the appropriateness of the Board's size is also addressed and the size of the Board was confirmed to be appropriate by the directors in 2014. Information obtained from the

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answers to these questions assists the Board in determining whether any of the Board or committee mandates or Board processes or policies should be revised.

Board Effectiveness Review

Confidential responses are tabulated and analyzed by the Corporate Secretary and presented in a report which is circulated to the chair of the Governance Committee and Board chair, who then work with the Corporate Secretary to summarize key items and recommendations for enhancing or strengthening effectiveness (including any recommendations arising from the one-on-one meetings described under "Peer Review" below). The recommendations are tabled, discussed and finalized at the first Governance Committee meeting in each calendar year and timelines and action items are assigned at the meeting to track any follow-up to effect the recommendations. The chair of the Governance Committee reports to the full Board on the survey results and action items at the first meeting of the Board in each calendar year and reports on the progress made on the recommendations throughout the year. All materials distributed to the Governance Committee are made available for review by all directors.

Peer Review

The results of the Peer Survey are tabulated and consolidated by the Corporate Secretary and a summary report is circulated to the chair of the Governance Committee and Board chair. Individual directors receive their personal results.

The Board chair sets up one-on-one meetings with each director to discuss his or her peer review results and to receive input on governance, risk and strategy. The Board chair discusses his own peer review results with the chair of the Governance Committee. The one-on-one meetings are completed prior to the first Board and committee meetings held in each calendar year. This allows any input provided on governance, risk and strategy to be incorporated in the action plans arising from the Evaluation Process. Once the peer review meetings are completed, the Board chair prepares a summary of key items arising from these discussions which are discussed in-camera at the Governance Committee and at the meeting of the full Board.

Gender Diversity

Board of Directors. A fundamental belief of Suncor's Board is that a Board comprised of women and men representing diverse points of view can add greater value than a Board comprised of directors with similar backgrounds. The Board aims to be comprised of directors who have a range of perspectives, insights and views in relation to the issues affecting Suncor. This belief in diversity was confirmed in a written Diversity Policy adopted by the Board. The Diversity Policy states that the Board should include individuals from diverse backgrounds, having regard to gender, as well as ethnicity/aboriginal status, age, business experience, professional expertise, personal skills, stakeholder perspectives and geographic background. Accordingly, consideration of the number of women who are directors, along with consideration of whether the other diverse attributes highlighted in the policy are sufficiently represented on the Board, is an important component of the selection process for new members of Suncor's Board.

The Board has ensured that the Diversity Policy will be effectively implemented by embedding it into its Policy on Directors' Selection Process for New Members (the "Selection Process Policy"). The Selection Process Policy requires the Governance Committee to conduct periodic assessments to consider the level of representation on the Board of the various attributes enumerated in the Diversity Policy, including the number of women on the Board. The Governance Committee has emphasized the Board's commitment to the recruitment of women in recent years by making the identification of candidates who are women a key search criterion in the director selection and nomination processes it has undertaken. The Board members also have the opportunity annually to evaluate the effectiveness of the director selection and nomination process, including compliance with the Diversity Policy, through the Board's Evaluation Process.

"The Board conducts an annual review process for the Board, its committees, the Board chair, the chair of each committee and its members."

Following the annual general meeting and assuming that all nominees for director are elected as contemplated in the Circular, three of 12 directors (25.0%) on the Board will be women. The Board recognizes the value of the contribution of members with diverse attributes on the Board and is committed to ensuring that there is significant representation of women on the Board. The Board has not, however, established a target regarding the number of women on the Board. The Board has determined that, at this time, a target would not be the most effective way of ensuring it is comprised of individuals with diverse attributes and backgrounds. The Board believes at this time

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    E-15

that its current make-up reflects the principles of diversity set out in the Diversity Policy.

Suncor Management. Suncor believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance. Suncor recognizes the value of ensuring that the Corporation has a substantial number of leaders who are women. Accordingly, Suncor has made it an organizational goal to better understand root issues that may hinder the progression of women into leadership roles. Suncor is building a strategy and execution plan to work towards increasing the representation of women in leadership roles at all levels of the organization, with a focus on mid-career leadership roles and beyond.

One of the objectives of this initiative is to ensure that there will be highly-qualified women within Suncor available to fill vacancies in executive officer and other leadership positions. In appointing individuals to its senior leadership team, which is comprised of Suncor's executive officers and senior leaders reporting directly to executive officers, Suncor weighs a number of factors, including the skills and experience required for the position and the personal attributes of the candidates. The level of representation of women in senior leadership roles is also considered as one such factor.

Currently, one out of nine members (11.1%) of Suncor's executive leadership team, which is comprised of Suncor's executive officers (including executive officers of Suncor's major subsidiaries, as such term is defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions), is a woman. However, 12 out of 47 (25.5%) Suncor senior leaders are women.

"The Board has adopted a written diversity policy."

At the present time, Suncor has not adopted a target for the number of women in executive officer or senior leadership positions. Suncor believes the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. This includes regularly assessing formal processes to identify and remove barriers to women's advancement, as well as taking action to build a culture of inclusion throughout the organization, which included in 2014 the participation by Suncor senior leaders in training relating to the impacts of unintended biases. Suncor will, however, continue to evaluate the appropriateness of adopting targets in the future.

Compliance with NYSE Standards

Suncor's corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements. Except as disclosed below, Suncor's corporate governance practices are in compliance with NYSE Standards in all significant respects.

•
Approval of Equity Compensation Plans.  Suncor is not required to and does not comply with Section 303A.08 of the NYSE Listed Company Manual which requires shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market. The TSX rules, which Suncor complies with, only require shareholder approval for certain of Suncor's equity compensation plans in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See "Summary of Incentive Plans" on page 62 of the Circular.

•
Independence Standards.  The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in Canadian Requirements (specifically National Instrument 52-110 – Audit Committees) and SEC Requirements (specifically Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended). The Board has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE's Listed Company Manual in respect of compensation committee advisor independence.

E-16   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

SCHEDULE F: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

The following principles shape the position description and duties for the Chair of the Board of Directors of Suncor Energy Inc.:

1.
The Board's overarching duty is to supervise the management of Suncor's business and affairs.

2.
Suncor is committed to establishing and maintaining a well developed governance process involving the Board, Board committees and management.

3.
Active involvement and substantive debate are encouraged.

4.
The Board supports the separation of the role of Chair from the role of Chief Executive Officer (CEO).

5.
The Board is involved in strategic policy issues.

6.
The Board will strive to be the best.

With the foregoing in mind, the framework for Board Chair will be:

•
The Chair of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The Chair is not an employee or officer of the Corporation and will be independent of management. The Chair will foster and promote the integrity of the Board and a culture where the Board works harmoniously for the long-term benefit of the Corporation and its shareholders.

•
The Chair will preside at meetings of the Board and at meetings of the shareholders of the Corporation, as provided for in the by-laws of the Corporation.

•
The Chair, by standing invitation, is considered an ex-officio of the Board's Standing Committees of which he is not a listed member.

•
The Chair will be kept well informed on the major affairs and operations of the Corporation, on the economic and political environment in which it operates and will maintain regular contact with the CEO and other senior executive officers of the Corporation.

The accountabilities of the Chair include:

Shareholder Meetings

•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board

•
Subject to the by-laws, chair all Board meetings.

•
Provide leadership to the Board.

•
In conjunction with the Governance Committee, ensure that processes to govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the corporate secretary and CEO, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

Develop a More Effective Board

•
Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for director succession.

•
Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the Board of Directors of outside business organizations.

•
Review and approve requests from directors under the Board's Directors Continuing Education Policy.

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Work with Management

•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

•
Review the CEO's expenses on a quarterly basis.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

•
Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders

•
Share Suncor's views with other boards and organizations when required.

•
Although primary responsibility for the Corporation's relationships with the financial community, the press and other external stakeholders rests with the CEO, the Chair may be requested, from time to time, to attend meetings with outside stakeholders.

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SCHEDULE G: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background:

Corporate governance guidelines provide that boards of directors should have a majority of independent directors, and that the board chairman should be independent.

The purpose of this independence policy and criteria is to state the criteria by which the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor") determines whether each of its directors is or is not independent.

Independence Policy:

Pursuant to the terms of reference for the Board, a majority of the Board must be independent, and in addition, the Audit, Governance, and Human Resources and Compensation Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria:

A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A "material relationship" is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA National Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if(1):

•
The director is, or has been within the last three years, an employee or executive officer of Suncor, or an immediate family member is or has been within the last three years, an executive officer, of Suncor.

•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•
The director or an immediate family member is a current partner of a firm that is Suncor's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Suncor's audit within that time. For the purposes of this point ONLY, "immediate family member" means a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed, as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, Suncor, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation's consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from Suncor to the organization exceeded the greater of $1 million, or 2% of such organization's consolidated gross reserves.

(1)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

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•
For Audit Committee members only, in order to be considered independent, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board or any other Board Committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Suncor provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•
Has previously acted as an interim CEO of Suncor; or

•
Acts, or has previously acted, as chair or vice chair of the Board or of any Board committees on a part-time basis; or

•
Sits on the board of directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual or dependent on or variable with the nature or extent of the business relationship with Suncor, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board's conflict of interest policy with respect to contracts between Suncor and that other entity.

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SCHEDULE H: BOARD TERMS OF REFERENCE

Part I: Overview

The Canada Business Corporations Act (the Act), Suncor's governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation...". In practice, as a Board of Directors cannot "manage" a corporation such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's Board of Directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor. This responsibility is discharged through Board oversight of Suncor's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer (CEO), sets standards of conduct, including the Corporation's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Corporation.

In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor's business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Corporation. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board Chair set out the related principles, framework and accountabilities for those key roles in Suncor's Board governance.

The CEO of Suncor is delegated the responsibility for the day-to-day management of the Corporation and for providing the Corporation with leadership. The CEO discharges these responsibilities by formulating Corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Corporation's Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:

•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors' circular;

•
the approval of the audited annual financial statements of the Corporation; and

•
the adoption, amendment or repeal of by-laws of the Corporation.

One of the key stewardship responsibilities of the Board is to approve the Corporation's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Corporation toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

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Part II: Board Guidelines

The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chair and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the Corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews the Corporation's annual business plan (including the annual capital budget), and in so doing endorses the strategies as reflected in the Corporation's long range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the policy periodically to ensure it continues to serve the Corporation's best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Corporation, subject to the written approval of any of the Board Chair, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board Chair, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of Directors' interests with those of Suncor's shareholders, Directors shall own during the term of their directorship within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Governance Committee.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on definitions under applicable law(1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should be no more than three inside(2) directors on the Board of Directors.

•
The Board supports the separation of the role of Chair from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Corporation, and the creation and fostering within the Corporation of a culture of integrity.

•
The Board Chair will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

(1)
Suncor's corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements").

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Corporation.

H-2   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone.

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executives into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. Board members should also represent a diversity of backgrounds, experience and skills. The Board has adopted a Board Diversity Policy and a Selection Process for New Members Policy, which support this principle and ensure that diversity is a consideration in director selection. The Board ultimately determines nominees that will be included in the Corporation's management proxy circular.

•
The outgoing Chair of the Board, or in the absence of the outgoing Chair, a director elected by resolution of the Board, shall manage the process of selecting a new Chair by seeking nominations, determining the willingness of each nominee to take on the role of Chair of the Board, and preside over the selection process.

•
Succession and management development plans will be reviewed by the Human Resources & Compensation Committee, and reported on annually to the Board.

•
During each Board meeting, the Board of Directors shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the independent Board Chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
At least once annually, the Board will visit a Suncor location other than Calgary. The purpose is to facilitate continual exposure of Board members to the Corporation's operations and the communities in which they are carried out.

Part III: Committee Guidelines

•
The Board has four standing committees: the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee ("HR&CC"), and the Environment, Health, Safety & Sustainable Development Committee ("EHS&SD"). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each standing committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Board Chair, plans Board committee appointments (including the designation of a committee Chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the Corporation. In accordance with the Corporation's By-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of six directors. Each committee shall have a non-member Secretary who may be a member of management of the Corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the Corporation's By-laws, each committee shall have the power to determine its own rules of procedure.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015    H-3

•
The Audit Committee will consist entirely of outside, independent(3) directors. In addition, all members of the Audit committee must be, in the judgment of the Board of the Directors, financially literate(4), and at least one member of the Audit Committee must be an audit committee financial expert(5).

•
In general, Audit Committee members will not simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee. Any such determination by the Board of Directors shall be disclosed in the Corporation's management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Board Chair, by standing invitation, is considered an ex-officio of the Board standing committees of which he or she is not a listed member.

•
During each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors

Goals of the Board. The major goals and responsibilities of the Board are to:

•
Establish policy direction and the fundamental objectives of the Corporation;

•
Supervise the management of the business and affairs of Suncor;

•
Ensure the Corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor's business, and ensure that there are systems in place to effectively monitor, manage and mitigate these risks;

•
Annually endorse the strategies reflected in Suncor's long range plan, which takes into account, among other things, the opportunities and risks of the Corporation's business;

•
Protect and enhance the assets of the owners of the Corporation and look after their interests in general;

•
Ensure the continuity of the Corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties. The major duties of the Board are to:

1.
Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the members of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's capital budget and endorsing the strategies reflected in its long range plan, to declaring dividends, approving major capital investments, mergers and acquisitions, the issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Corporation or that the Board is legally required to take.

3.
Review with management the mission of the Corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Corporation's progress toward its goals and plans, and assume responsibility to revise and alter the Corporation's direction where warranted.

(3)
See note 1

(4)
See Appendix A

(5)
See Appendix A

H-4   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

4.
Appoint a CEO, monitor and evaluate his or her performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the Corporation, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

•
financial resources, including relations with the financial community; and

•
reputation.

6.
Establish an overall compensation policy for the Corporation and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for investment in areas of higher return and maintaining capital discipline;

•
maintaining access to suitable sources of capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and

•
insurance.

8.
Identify the principal risks of the Corporation's business and ensure implementation and monitoring of systems to effectively manage and mitigate these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Corporation's internal control and management information systems.

10.
Ensure that the Corporation has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders, the investing public, government, employees, the financial community, and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Corporation has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Corporation, by:

•
taking reasonable steps to ensure that Suncor complies with applicable laws and regulations and with its constating documents, including its Articles and By-laws, and operates to high ethical and moral standards – being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Corporation is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Corporation, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
select a Board Chair, appropriate committees and Committee Chairs;

•
define the duties of the Chairs of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

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APPENDIX A TO THE TERMS OF REFERENCE – FINANCIAL LITERACY AND EXPERTISE

For the purpose of making appointments to the Corporation's Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of Financial Literacy the Board of Directors must evaluate the totality of the individual's education and experience including:

•
The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Corporation's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the Corporation in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Corporation.

Audit Committee Financial Expert

An "Audit Committee Financial Expert" means a person who in the judgment of the Corporation's Board of Directors, has following attributes:

a.
an understanding of Canadian generally accepted accounting principles and financial statements;

b.
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.
an understanding of internal controls and procedures for financial reporting; and

e.
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.
education and experience as a principal financial officers, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.
other relevant experience.

H-6   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2015

If you are looking for Suncor's 2014 annual report and you haven't received it in the mail, you may not have confirmed you wanted to receive it. Our 2014 annual report is available electronically on
Suncor's web site at www.suncor.com. Or if you would like to receive a printed copy, please call 1 800 558 9071.

Suncor Energy Inc.
150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3
T: 403 296 8000

suncor.com

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  EXHIBIT 99.1
Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated February 26, 2015